Exhibit 1

ANNUAL INFORMATION FORM

FALCONBRIDGE LIMITED

March 22, 2006

GLOSSARY OF TERMS

anode	a rectangular plate of metal cast in a shape suitable for refining by the electrolytic process. An anode is the finished product of the copper smelting process.

bankable feasibility study

a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as a basis for a financial decision by a financial institution to finance the development of the deposit for mineral production.

blister copper	a crude form of copper (assaying about 99%) produced in a smelter, which requires further refining before being used for industrial purposes.

capacity	the design number of units that can be produced in a given time period based on operations with a normal number of shifts and maintenance interruptions.

cathode

a rectangular plate of metal, produced by electrolytic refining, which is melted into commercial shapes such as billets, ingots, etc. A cathode is typically the finished product of the copper refining process.

COMEX	The New York Commodity Exchange.

concentrate	a product containing valuable minerals from which most of the waste material in the ore has been separated.

ferronickel	an alloy containing nickel and iron (approximately 38% nickel and 62% iron in the case of ferronickel produced by Falcondo). The volumes produced are expressed in terms of the nickel contained.

LME	London Metal Exchange.

matte	a mixture of metal sulphides enriched with nickel, cobalt, copper, silver, gold and platinum group metals.

mill	a plant where ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals.

mineral resource(1)

a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

inferred mineral resource(1)

part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

indicated mineral resource(1)

part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

measured mineral resource(1)

part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral reserve(1)

economical mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

NI 43-101(1)	National Instrument 43-101 “Standards of Disclosure for Mineral Projects” of the Canadian Securities Administrators.

probable mineral reserve(1)

economical mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven mineral reserve(1)

economical mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

platinum group metals	platinum, palladium, rhodium and related metals present in some nickel/copper ores.

refinery	a plant where concentrates or matte are processed into one or more refined metals.

smelter	a plant in which concentrates are processed into an upgraded product.

SX-EW

solvent extraction-electrowinning is a metallurgical technique, so far applied only to copper ores, in which metal is dissolved from the rock by organic solvents and recovered from solution by electrolysis.

Notes:

(1)           NI 43-101 definitions

CURRENCY

All references in this annual information form to “dollars” or “$” are to United States dollars, unless otherwise indicated.

METRIC/IMPERIAL CONVERSION TABLE

The imperial equivalents of the metric units of measurement used in this Annual Information Form are as follows:

Wherever referred to in this Annual Information Form:	Metric Unit	Metric Symbol	Imperial Equivalent

“kg” means kilogram	Tonne	mt	1.102311 tons
“lb” means pound	Kilogram	kg	2.20462 pounds
“oz” means troy ounces	Gram	g	0.032151 troy ounces
“tonne” or “mt” means 1,000 kilograms	Metre	m	3.2808 feet
	Cubic metre	m3	35.315 cubic feet
	Kilometre	km	0.6214 miles
	Hectare	ha	2.4711 acres

EXCHANGE RATE DATA

We have historically published our consolidated financial statements in Canadian dollars. Effective July 1, 2003, we began reporting our financial results in U.S. dollars. In this Annual Information Form, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars and references to $ or “US$” are to United States dollars and references to “Cdn$” are to Canadian dollars.

The following table sets forth, for each period indicated, information concerning the exchange rates between U.S. dollars and Canadian dollars based on the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). The table illustrates how many Canadian dollars it would take to buy one United States dollar.

	Year Ended December 31,
	2003	2004	2005
Low	1.2923	1.1775	1.1507
High	1.5750	1.3970	1.2703
Average (1)	1.3916	1.2984	1.2083
Period End	1.2923	1.2034	1.1656

Notes

(1)           The average of the daily noon buying rates on the last business day of each month during the applicable period.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our assessment of the outlook for metal markets in 2006, (ii) Inco’s offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) our future financial requirements and funding of those requirements, (iv) our expectations with respect to our development projects, (v) our production forecast for 2006, (vi) our capital expenditure forecasts, and (vii) our dividend schedule. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Information Form. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco’s offer to acquire all of our common shares, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; approximately $350 million per annum in pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge’s operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge’s costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge’s Board of Directors may determine in light of other uses for such funds and other factors.

While Falconbridge anticipates that subsequent events and developments may cause Falconbridge’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

1.             CORPORATE STRUCTURE

1.1          Incorporation

Falconbridge Limited is the continuing corporation resulting from the amalgamation under the Business Corporations Act (Ontario) on June 30, 2005 of Noranda Inc. (“Noranda”) and the former Falconbridge Limited (“Former Falconbridge”). Predecessors of the Company have carried on business under the Falconbridge Limited name since 1928 and under the Noranda Inc. name since 1922.  The registered and head office of the Company is at BCE Place, Suite 200, 181 Bay Street, Toronto, Ontario, M5J 2T3. The principal operation’s office of the Company is at Queen’s Quay Terminal, 207 Queen’s Quay West, Suite 800, Toronto, Ontario, M5J 1A7.

In this Annual Information Form, Falconbridge Limited and its wholly-owned subsidiaries may be collectively referred to as the “Company”, and the Company, together with its other subsidiaries and joint ventures, may also be referred to as “Falconbridge”, “we”, “us” or “ours”.

1.2          Corporate Profile

We are a leading international copper and nickel company with investments in fully integrated zinc and aluminum assets. Our primary focus is the identification and development of world-class copper and nickel mining deposits.

We are one of the world’s largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, cobalt, lead, molybdenum, silver, gold and sulphuric acid. We are also one of the world’s largest recyclers and processors of metal-bearing materials. We sell commodity and value-added products to customers around the world.

1.3          Organizational Chart

The principal direct and indirect subsidiaries of the Company and the jurisdictions in which they were incorporated or organized are set out below:

Notes:

(1).      The Corporation owns 100% of the shares of Natresco Incorporated which, in turn, own 100% of the shares of Falconbridge U.S., Inc.

(2).      NorFalco LLC is indirectly wholly-owned by the Corporation, through its subsidiaries Noranda Commodities, Inc. (65%) and NACID, Inc (35%).

(3).      The common shares of Novicourt Inc. are listed and posted for trading on the Toronto Stock Exchange.

(4).      The Corporation owns 100% of the shares of 3086143 Nova Scotia Company which, in turn, owns 100% of the shares of Noranda Finance Inc.

(5).      The Corporation holds a 25% interest in the Noranda Income Fund, a trust formed under the laws of Ontario, which indirectly owns a zinc processing facility in Valleyfield, Québec.

(6).      The Corporation holds 100% of the shares of Noranda Antamina Ltd. which, in turn, owns 33.75% interest in Compañia Minera Antamina S.A.

(7).      Falconbridge Chile S.A., CMDIC Holdings Limited and Falconbridge Collahuasi Limited own 19.93%, 20.09% and 3.98% respectively, and 44%, collectively, of the shares of Compañia Minera Doña Inés de Collahuasi S.C.M. (“Collahuasi”), which owns 100% of Collahuasi.

(8).      CMLB Holdings Limited owns 100% of the shares of Compañia Minera Falconbridge Lomas Bayas (“Lomas Bayas”), which owns 100% of Lomas Bayas.

2.             GENERAL BUSINESS DEVELOPMENTS

2.1          Three-Year History

Recent Developments

The Company announced on March 15, 2006 that it intends to make an offer by way of a takeover bid for all of the outstanding shares of Novicourt Inc. (“Novicourt”) that it does not already own at a cash offer price of Cdn$2.30 per Novicourt share. The Company presently holds approximately 62.1% of the outstanding common shares of Novicourt. The proposed offer would be subject to a number of conditions including that not less than 50% of the shares of Novicourt not already owned by the Company are tendered.

The Company announced on March 16, 2006 that it intends to redeem a total of 20,000,000, or $500 million, of its outstanding junior preference shares. The junior preference shares will be redeemed on April 26, 2006 from holders of record on March 22, 2006. The Company intends to utilize its internal cash resources to fund the redemption.

The Company announced on March 21, 2006 that it had enacted a new shareholder rights plan, effective on that date, to replace the September 22, 2005 rights plan previously enacted by the Company. The new rights plan is designed to prevent a creeping takeover of the Company and preserve its ability to obtain the best value for all shareholders. The plan is also designed to provide the share ownership stability to protect the opportunity for shareholders to tender to the existing Inco Limited takeover offer or any other bid for the Company.  The full text of the plan is available at www.sedar.com.

2005

Major developments in 2005 included:

•              The continued progress on the Raglan Optimization project, which is expected to increase annual production by approximately 5,000 tonnes of nickel per year, beginning in 2007;

•              The construction at the molybdenum recovery plant, with scheduled start-up in early 2006, at Compañia Minera Doña Inés de Collahuasi S.C.M. (“Collahuasi”);

•              The continuation of the feasibility study on the second expansion of the copper concentrator at Collahuasi;

•              The development of the new leaching pad for run-of-mine ore at Lomas Bayas;

•              The Kidd Mine D shaft progress with the ramp and lateral development being at 97% of plan;

•              The finalization of a joint-venture agreement between Falconbridge and Barrick Gold Corporation regarding the Kabanga nickel deposit in Tanzania and related concessions;

•              The earn-in of a 70% joint venture interest in the El Morro (Chile) copper/gold property from Metallica Resources Inc.

•              The completion on May 5, 2005, of Noranda’s issuer bid to exchange Noranda common shares for new Junior Preference Shares. A total of 63,377,140 Noranda common shares were repurchased as a result of this offer and a total of 50,000,000 new junior preference shares were issued as consideration;

•              The completion of Noranda’s takeover bid of the Former Falconbridge whereby it offered to exchange 1.77 Noranda common shares for each outstanding Former Falconbridge common share that it did not own.

58,476,589 Former Falconbridge common shares were validly deposited under the offer, increasing Noranda’s ownership to 164,235,689 or 91% of the outstanding Former Falconbridge common shares;

•              The issue and sale of $250 million of 12-year 5.5% and $250 million of 30-year 6.2% unsecured notes of Noranda;

•              The redemption of $500 million (20,000,000 shares)  of the Company’s outstanding Junior Preference Shares;

•              The sale of the assets and liabilities of the Company’s Lockerby Mine in Sudbury, including all closure obligations, to First Nickel Inc.

•              The approval on June 30, 2005 by Noranda and Former Falconbridge shareholders of the amalgamation of the two companies. The amalgamated company chose to continue under the operating name Falconbridge Limited and effective July 6, 2005 began trading under a new stock symbol (TSX: FAL.LV and NYSE: FAL);

•              The depletion of ore reserves at the Louvicourt mine and final production on July 12, 2005. The Louvicourt mine was a major supplier of copper and zinc concentrates to the Company’s Horne smelter;

•              The commencement of molybdenum production at the Company’s Altonorte Smelter following the completion of the roaster transformation;

•              The sale by the Company’s subsidiary Noranda Aluminum Inc. of its aftermarket automobile wheel manufacturing and distribution operations, American Racing Equipment, to Platinum Equity for proceeds of $40.5 million;

•              The acquisition by Switzerland-based Xstrata plc (“Xstrata”) of 73.1 million common shares of the Company, or approximately 19.9% of the outstanding common shares, from Brascan Corporation (now Brookfield Asset Management Inc.”) (“Brascan”) at a price of Cdn$28 per share making Xstrata the largest single Falconbridge shareholder;

•              The announcement that the Board of Directors of the Company has adopted a shareholder rights plan effective September 22, 2005, designed to enhance the Company’s ability to obtain the best value for all shareholders and prevent a bidder from acquiring control of Falconbridge in a manner detrimental to shareholders. This plan expired on March 21, 2006. See “2.1  Three Year History – Recent Developments”;

•              The realization of a pre-tax gain of $13 million on the sale of the Company’s stake in Canico Resources Inc. following its acquisition by another metals and mining company;

•              The settlement of a Falconbridge Limited Kidd Metallurgical Division new three-year collective Agreement with Canadian Auto Workers – Local 599 which represents the facility’s production and maintenance employees;

•              The announcement on October 11, 2005 of a friendly takeover bid by Inco Limited for all of the outstanding shares of Falconbridge and endorsement of the acquisition offer by both Boards of Directors and the recommendation by the Falconbridge board that the Company’s shareholders tender their shares to the offer. The offer remains outstanding as the parties seek various regulatory approvals;

•              The announcement on December 23, 2005 that Falconbridge reached an agreement on the financing of the Koniambo nickel project with Societé Minière du Sud Pacifique S.A. (“SMSP”), its joint venture partner in the Koniambo nickel project in New Caledonia; and

•              The satisfaction of the two conditions precedents under the Bercy Accord prior to December 31, 2005, allowing for the eventual transfer of the Koniambo property to Koniambo Nickel, a company owned 49% by the Company and 51% by its partners SMSP.

2004

Major developments in 2004 included:

•              The achievement of increased profitability in all four business units, including zinc and aluminum;

•              The advancement of new production capacity at the Collahuasi mine;

•              The commencement of an underground definition program at the Nickel Rim South project with production targeted for 2009;

•              The successful ramp-up at Lomas Bayas following completion of the crusher expansion project ahead of schedule and under budget;

•              The achievement of planned nickel production following the three week strike at the Sudbury mines;

•              The advancement of Phase One of the Raglan Optimization Program, which is expected to increase annual production by approximately 5,000 tonnes of nickel per year;

•              The procurement of additional long-term zinc concentrate supply for the Kidd Creek refinery;

•              The execution of an agreement to acquire a 50% interest in the Lennard Shelf zinc mine in Australia;

•              The acquisition of a 50% interest in Kaiser Aluminum’s Gramercy alumina plant in Gramercy, Louisiana, and related bauxite mining assets in Jamaica;

•              The completion of the removal of residual lake sediment at the Antamina copper/zinc mine enabling access to higher-grade ores;

•              The advancement and near completion of the Kidd Mine D expansion project;

•              The commencement of scoping studies for further expansions at Falcondo, Lomas Bayas and Collahuasi;

•              The completion of the bankable feasibility study for the Koniambo project in New Caledonia;

•              The renewal of collective labour agreements at the Collahuasi mine, CCR refinery, CEZ refinery, Matagami mine, Noranda Recycling – Roseville, Nikkelverk, Altonorte and American Racing;

•              The completion of the Montcalm mine development, ahead of time, and under budget, with the milling of ore commencing in October;

•              The continued advancement of exploration programs at Raglan and Sudbury, Canada and West Wall and El Morro, Chile; and

•              The announcement by Noranda that it had entered into exclusive negotiations with China Minmetals Corporation regarding the acquisition of Noranda, and the subsequent announcement by Noranda in November 2004 that the period for such exclusive negotiations would not be extended.

2003

Major developments in 2003 included:

•              The announcement of our plans to rationalize our magnesium business and the temporary shutdown of our Magnola magnesium plant in Danville, Québec, as a result of adverse market conditions. The plant was closed in April 2003 and is expected to remain closed until market conditions improve. A further $33 million pre-tax charge related to costs incurred to shut down the plant was recorded in 2003;

•              The advancement of important development programs at Collahuasi and Kidd Creek, ensuring copper productions levels are maintained;

•              The shut down of the zinc refining operations located at the Kidd Metallurgical site in Timmins, Ontario for 13 weeks during the summer for market and supply-related reasons;

•              The completion by the Altonorte smelter, in Chile, of a major modernization and $170 million Phase 3 expansion project;

•              The public offering by Noranda of 6,000,000 Cumulative Redeemable Series H Shares with a quarterly cumulative dividend at a rate of 6.25% per annum (the “Series H Shares”) for gross proceeds of Cdn$150 million;

•              Noranda’s private placement by the Company of 6,000,000 Cumulative Preferred Shares, Series I with a quarterly cumulative dividend at a rate of 8% per annum (the “Series I Shares”) for gross proceeds of Cdn$150 million. All of the Series I Shares were purchased by Brascan pursuant to the exercise by the Company of a put option previously granted by Brascan. The Series I Shares were redeemed by Noranda in August 2003 in accordance with their terms;

•              Purchase of a 3.3% net proceeds interest relating to the Antamina copper and zinc mine in Peru from Inmet Mining Corporation for $22.5 million. The purchase was completed under a put-call agreement entered into between the companies in February 2002;

•              Advancement on the work at the Koniambo Project in New Caledonia including the mobilization of the project team to begin the bankable feasibility study and financing discussions progression with the French government;

•              The completion of the following transactions, among others, as part of the Company’s recapitalization plan to improve the Company’s balance sheet by reducing debt:

(a)           The reduction of Noranda’s quarterly dividend from Cdn$0.20 per share to Cdn$0.12 per share;

(b)           The release of guarantees of Noranda in the amount of $442 million on July 1, 2003 with respect to the Antamina project loan by converting these facilities to a non-recourse basis;

(c)           The secondary offering of Noranda’s remaining 11,984,900 Priority Units of the Noranda Income Fund in July 2003 for gross proceeds of approximately $84 million. Subsequent to the offering, we retained a 25% interest in the Noranda Income Fund through our holding of Ordinary Units of Noranda Income Limited Partnership, which are exchangeable on a one for one basis for Priority Units of Noranda Income Fund upon the occurrence of certain events;

(d)           The issue and sale in August 2003 of 28.52 million common shares of Noranda to a syndicate of underwriters and of 20 million common shares to Brascan, for total net proceeds of approximately Cdn$601 million. The outstanding Series I Shares were redeemed as part of this transaction;

(e)           The issue and sale in September 2003, of 12-year 6% unsecured notes of Noranda in an aggregate principal amount of $350 million;

•              Our announcement that the ore reserves at the Bell Allard zinc mine in Matagami, Québec will be depleted in 2004 and that operations at the Bell Allard mine would cease in the fourth quarter of 2004;

•              The retirement of Lars-Eric Johansson from his position as Executive Vice-President and Chief Financial Officer of Noranda and the appointment of Steven Douglas, previously the Executive Vice-President and Chief Financial Officer of real estate company Brookfield Properties Corporation, as his successor; and

•              Our signing of new collective agreements in respect of our operations at:

•   Brunswick Mine

•   Brunswick Smelter

•   Brunswick Smelter Bulk Handling

•   General Smelting

•   Horne

•   Lomas Bayas

•   Antamina

•   Norandal Salisbury

•   Noranda Recycling – Roseville

•   Altonorte

2.2          Principal Products

Our principal products are copper, nickel, zinc and aluminum, with the balance of our products coming from by-products and co-products that include silver, gold, platinum group metals, lead, selenium, tellurium, cadmium, indium, cobalt, nickel sulphate and sulphuric acid.

The principal markets for our products include the steel, refinery and foundry, construction, telecommunications, automotive, agricultural and chemical industries. The United States was the principal market for our products in 2005, accounting for 36% of consolidated sales (2004 – 36%), with Canada accounting for 16% of consolidated sales (2004 – 17%), Europe 23% of consolidated sales (2004 – 26%) and other countries 25% of consolidated sales (2004– 21%).

Principal Metals

Nickel

Nickel is a metal with the characteristics of corrosion resistance, high strength over a wide range of temperatures, and high ductility. The principal uses for nickel include stainless steel, nickel-based alloys, electroplating, low-alloy steel, foundry products and copper-based alloys. Nickel is also used in batteries and catalysts.

We market and sell nickel and ferronickel to customers in 31 countries. The largest markets are Western Europe, the United States and Asia/Pacific, which in 2005 accounted for approximately 50%, 22% and 28%, respectively, of total nickel sales.

Copper

Copper is a metal with inherent characteristics of excellent electrical conductivity, heat transfer and resistance to corrosion. The principal use of copper is for electrical wire and cable products, a sector which consumes approximately 60% of all refined copper. Other significant end-use markets are tubing for plumbing and air-conditioning and copper alloy strips and rods used in the electrical/electronic, construction and transportation markets.

Falconbridge markets copper cathodes directly to producers of industrial products from our CCR refinery in Montreal-East, Québec, the Kidd Creek refinery in Timmins, Ontario, and the Lomas Bayas operation in Chile. Falconbridge Chile also markets cathodes made available via toll refining agreements with Altonorte anodes.   Altogether, sales of copper metal cathodes in 2005 were made to more than 30 customers in ten countries. Approximately 80% of our sales of copper metal in 2005 were made in North America and the balance was made in Europe and Asia. Falconbridge Chile produces approximately 280,000 tonnes of copper anodes per year that are sold in Canada, Chile, Europe and Asia.

Copper production is dependent on mine concentrates and secondary recycled materials purchased from third parties. Mine concentrates are sourced globally while recycled materials are primarily of North American origin. In 2005, 74% of Horne, 73% of Altonorte, and 13% of Kidd Creek’s primary feedstocks came from non–related third parties. In addition, approximately 12% of Falconbridge’s Horne smelter’s feed tonnage came from recycled electronics and other copper and precious metal bearing secondary materials, which were sourced from third parties. Antamina copper concentrates are sold to customers globally.

Zinc

Zinc is a metal with many important uses in industry, as well as in health and nutrition. Its major use, accounting for approximately 49% of total World consumption, is for galvanizing steel sold to the construction and automobile industries. Galvanizing involves coating steel with zinc to protect the steel from corrosion. Zinc is also used in the production of die-cast alloys for precision machine parts, brass alloys used in a wide range of industrial parts and household wares, and zinc powders, oxides and dusts used in the manufacture of batteries, tires and pigments.

Falconbridge markets zinc metal directly from its Kidd Creek division and acts as a marketing agent for the Noranda Income Fund’s Canadian Electrolytic Zinc refinery (CEZ). Most of the production from these facilities is sold directly to the steel industry and other major consumers of zinc. CEZ and Kidd Creek are jointly a major supplier of zinc metal and zinc powders, accounting for approximately 4% of world refined production. In 2005, over 95% of Falconbridge’s consolidated sales of zinc on behalf of Kidd Creek and CEZ were in North America, with the balance sold to customers in Europe and Asia. The galvanizing sector represented approximately 55% of Falconbridge’s consolidated zinc sales on behalf of Kidd Creek and CEZ in 2005.

Zinc production is dependent on concentrates from mines. The raw material feed stream for the CEZ and Kidd Creek zinc refineries is managed through a combination of third-party purchases and the integrated mine production of Falconbridge. This allows us to take advantage of transportation, cost differentials and the treatment capabilities of our refineries. Concentrate purchases originate with both local mines and, subject to market conditions, foreign mines. Antamina zinc concentrates are sold to customers globally.

Aluminum

Aluminum is a metal with many desirable characteristics. It is ductile, malleable and an efficient conductor of heat and electricity. Although very reactive chemically, aluminum resists corrosion and has a high strength-to-weight ratio.

Alumina (aluminum oxide) is produced from bauxite, the basic aluminum-bearing ore, by a chemical process. Aluminum is, in turn, produced from alumina by an electrolytic process which uses large quantities of electrical energy to separate the aluminum from the oxygen in alumina. The smelting of one tonne of aluminum requires between 14 and

18.5 megawatt-hours of electric energy. Depending upon quality, between four and five tonnes of bauxite are required to produce approximately two tonnes of alumina, which yield approximately one tonne of aluminum.

Our aluminum products include primary aluminum in the form of 1,500 lb. standard ingots (sows), billet, electrical conductor rod and foundry alloy. Our aluminum fabricated products include fin stock for the air conditioning, refrigeration and automotive industries; container stock used for semi-rigid food packaging and disposable cookware; converter foil used in flexible packaging for the food, juice and pharmaceutical industries; conductor strip for transformers.

In 2005, 94% of our consolidated aluminum sales were made in North America.

Other Products

Lead Metal

Worldwide, approximately 79% of lead metal is used in the production of lead-acid batteries for end-uses such as the automotive industry and back-up power systems for the computer and telecommunications markets.

Falconbridge is engaged in the mining of lead and the refining and recycling of lead metal at our wholly-owned Brunswick Mine and Brunswick Smelter. The marketing of lead metal and its alloys is carried out from offices in Toronto, Canada, Cleveland, Ohio, USA, and Zug, Switzerland. In 2005, over 90% of our consolidated lead metal sales were made in Canada and the United States.

As is the case for copper and zinc production, lead production is dependent upon the availability of mine concentrates. In 2005, approximately 65% of the Brunswick lead smelter feed was supplied by our Brunswick Mine, with the balance sourced from lead/silver concentrates and metal-bearing residues.

Sulphuric Acid

Sulphur dioxide gas is a by-product of smelting and refining operations. Most of the sulphur dioxide gas produced at Falconbridge’s Canadian and Chilean smelters is captured before stack emission and converted into sulphuric acid or liquid sulphur dioxide in order to comply with sulphur dioxide emission limits. The Canadian sulphuric acid production is sold to NorFalco, which markets, transports and distributes sulphuric acid in North America. In 2005, NorFalco and its wholly-owned Canadian subsidiary marketed approximately 1.9 million tonnes of sulphuric acid from us and third-party suppliers. Sulphuric acid produced at Falconbridge’s Chilean smelter is sold by Falconbridge Chile Limitada locally to mining companies using this product for their copper leaching operations.

Magnesium

Falconbridge’s Danville Québec magnesium plant has a design capacity of 58,000 tonnes of pure and alloy magnesium products and is owned 80% by Falconbridge and 20% by Société générale de financement du Québec.

Magnesium is classified as a light metal. By volume, it is approximately two-thirds the weight of aluminum and one quarter the weight of steel. Magnesium is used in several applications, including the production of aluminum alloys typically containing between 0.5% and 3.5% magnesium (can stock for aluminum beverage containers is the largest application) and die-casting of component parts for the automotive, electronics and manufacturing industries. Magnesium die-cast alloys have excellent strength-to-weight ratios and are attractive for many applications.

Metals Marketing

Our marketing and sales strategy is to sell our production at prices that are equal to or greater than the average cash price reported on Comex, the LME or other relevant terminal markets. Premiums above the Comex or LME settlement price are negotiated based on product form and quality, packaging, delivery terms, supply commitments, delivery location and availability of product. For the intermediate copper products sold by Falconbridge Chile Limitada (blister and anodes), discounts are negotiated periodically from LME prices which largely reflect inherent third party processing charges. For products for which there is no terminal market, our objective is to obtain prices that equal or exceed benchmarks that reflect the average price realized in the marketplace.

We procure custom feed materials for processing in the metallurgical facilities. In order to minimize metal price risk exposure on purchased metals and fluctuations in inventory levels, and to obtain the average Comex/LME prices or better, the Company employs the use of derivatives in the form of forward or options contracts to hedge these risks. Generally, we do not hedge the price we realize on the sale of our own production, and accept prices based on the market price prevailing around the time of delivery of these metals. From time to time, however, we may fix the metal price associated with our own future production to lock in certain profits or cash flows.

Fluctuations in currency exchange rates, principally the Canadian/US dollar exchange rate, significantly affect our earnings and cash flows. Most of our debt is denominated in US dollars, whereas a significant portion of our Canadian operating costs are incurred in Canadian dollars.

3.             DESCRIPTION OF THE BUSINESS

Our operations explore for, develop, mine, process and market metals and minerals. We conduct these activities through our four operating business units: Nickel, Copper, Aluminum and Zinc.

We are one of the world’s largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. We are also a major recycler of secondary copper, nickel and precious metals.

The following table shows revenue by operating segment and the relative percentage of each operating segment’s contribution to total revenue for the past three years:

	2005		2004		2003
	($ millions)
Nickel	2,146	26%	1,824	27%	1,288	29%
Copper	4,421	55%	3,592	53%	2,119	48%
Zinc	504	6%	415	6%	363	8%
Aluminum	1,077	13%	935	14%	686	15%
Other	—	—	(2)	—	—	—

Total Revenue	8,148	100%	6,764	100%	4,456	100%

3.1          Main Businesses

3.1.1       Nickel

Falconbridge is the fourth largest producer of refined nickel in the world, and one of the largest recyclers and processors of nickel and cobalt-bearing materials. Our operations include mines and processing facilities in Canada, Norway and the Dominican Republic.

Falconbridge Dominicana C. por A. (“Falcondo”)

Falconbridge owns 85.26% of the outstanding shares of Falcondo. Of the balance, the Government of the Dominican Republic owns approximately 10%, Redstone Resources Inc. owns approximately 4.1% and various individuals own the remainder. Falcondo holds a mining concession and owns mining and mineral processing facilities for the production of ferronickel located near the town of Bonao, approximately 80 kilometres northwest of Santo Domingo, Dominican Republic.

Properties and Mines

Falcondo has been mining and processing nickel laterite ore in the Dominican Republic since 1971. Falcondo’s mining concession covers approximately 21,830 hectares. Falcondo owns 4,831 hectares, 4,802 of which are inside the mining concession and include the mining areas and the mineral processing facilities, and 29 of which are outside the mining concession and include the townsite at Bonao. The term of the mining concession is for an unlimited period.

Mining at Falcondo is carried out from the surface using bulldozers, hydraulic shovels and trucks. Falcondo’s total mine production for the year ended December 31, 2005, as obtained through a metallurgical balance calculation, was 3,920,220 dry tonnes (2004 – 3,736,800 dry tonnes) of ore at an average nickel grade of 1.18%.

Mineral Reserves and Resources(1)

As of December 31, 2005, proven and probable reserves totaled 54,373,000 tonnes averaging 1.19% nickel. Indicated resources in addition to mineral reserves total 13,840,000 tonnes with an average grade of 1.53% nickel. Inferred resources total 6,300,000 tonnes grading 1.4% nickel.

Mineral resources are reported using cut-off grades and minimum mining widths appropriate to the particular mining deposit and mining method. Dilution and mining extraction recovery factors are applied to the mineral resource to arrive at the mineral reserves. The assumed metal price was nickel $3.25 per lb.

The proven and probable mineral reserves at Falcondo showed a total decrease of 3.0 million tonnes after production of 3.9 million tonnes in 2005. Gains of 2.0 million tonnes in previously undrilled areas and a gain of 1.3 million tonnes due to revisions to tonnage and grade factors were mostly offset by a write-down of 2.4 million tonnes in three large reserve blocks in Caribe and Peguera deposits following an economic evaluation study.

At planned operating rates, mineral reserves at Falcondo are equal to approximately 14 years of production, not including 13.8 million tonnes of indicated resources that are in large part anticipated to be converted into reserves.

(1)   For Qualified Person information with respect to the mineral reserve and mining resource estimate, see “Mineral Reserves and Resources” in Item 3.9.3 of this Annual Information Form.

Milling, Smelting, Refining and Marketing

The ore mined at Falcondo is milled, smelted and refined at Falcondo’s mineral processing facilities, which have a capacity of approximately 29,000 tonnes of nickel contained in ferronickel per year. The facilities include a metallurgical treatment plant, a crude oil processor and a 200-megawatt thermal power plant. In 2005, Falcondo rented back up power energy from the national grid during the period of maintenance of the three owned units and that initiative allowed the metallurgical plant to comply with the production budget. Falcondo has dock facilities and a crude oil tank farm at the port of Haina (near Santo Domingo) and a 70-kilometre crude oil pipeline from the port to its mineral processing facilities. Falcondo’s production of nickel in ferronickel for 2005 was 28,700 tonnes (2004 - 29,500 tonnes).

Marketing and sales of ferronickel produced at Falcondo are conducted through Falconbridge U.S., Inc., Falconbridge Europe S.A. and Falconbridge (Japan) Limited.

Raglan

Mining Operation

The Raglan property is located 105 kilometres south of the northern tip of the Ungava (Nunavik) Peninsula in the Province of Quebec, approximately 1,800 kilometres north of Montreal. The property comprises 1,226 map-designated claims covering 48,149 hectares and ten 20-year mining leases covering 963 hectares. The first of the leases expires in June 2016. All are renewable for three 10-year terms, provided that mining has taken place for at least two of the preceding ten years. One mining lease application covering 32 hectares remains outstanding from 2004.

Commercial production at Raglan began on April 1, 1998. Raglan’s annual production capacity is one million tonnes of ore milled per year. Net production for 2005 totaled 22,200 tonnes of nickel (26,600 tonnes in 2004), 5,800 tonnes of copper (6,900 tonnes in 2004) and 350 tonnes of cobalt (400 tonnes in 2004).

Mineral Reserves and Resources(1)

As of December 31, 2005, proven and probable reserves totaled 14,850,000 tonnes averaging 2.80% nickel and 0.77% copper. The overall Mineral Reserve was decreased by 0.8 million tonnes in 2005, resulting from production of 934,000 tonnes and minor reserve adjustment related to delineation drilling, a cut-off grade change for open pit production and incremental ore additions during underground mining. At the current mill operating rates, the Proven and Probable mineral reserves are equal to approximately 15 years of production.

As of December 31, 2005, Measured and Indicated Resources totalled 3,390,500 tonnes with an average grade of 2.42% nickel and 0.80% copper, Inferred Resources totalled 7,700,000 tonnes grading 3.0% nickel and 0.8% copper. A negative adjustment of 374,000 tonnes was realised for Indicated Resources in 2005, while Inferred Resources increased by 2,500,000 tonnes due to new discoveries and additions through exploration at Zone 5-8, Donaldson, West Boundary, East Lake, and Mine 3.

Mineral resources are reported using cut-off grades and minimum mining widths appropriate to the particular ore zone and mining method. Dilution (planned, overbreak and fill) and mining extraction recoveries are applied to the mineral resource to arrive at the mineral reserves. Assumed metal prices and exchange rate were nickel $3.25 per lb., copper $0.90 per lb. and Cdn$1.50 for US$1.00.

(1)   For Qualified Person information with respect to the mineral reserve and mining resource estimate, see “Mineral Reserves and Resources” in Item 3.9.3 of this Annual Information Form.

Milling Operation

The ore from the Raglan mines is crushed, ground and treated at the Raglan mill to produce nickel/copper concentrate. Raglan concentrate is trucked to Deception Bay for marine shipment to Québec City and then transported by rail to the Sudbury smelter for treatment. There were six shipments from Deception Bay during 2005.

The current mill throughput is 3,000 tonnes of ore per day. Total ore milled in 2005 was 934,000 tonnes (935,000 tonnes in 2004).

Sudbury

Mining Operations

We have been mining nickel/copper ores in the Sudbury area of northern Ontario since 1929. The Sudbury Mines/Mill principal nickel/copper producing properties in the Sudbury area are located in the Townships of Falconbridge, Levack, Garson, Dowling and Blezard. The properties comprise 2,345 hectares owned by the Company and 14 hectares held under two licences of occupation of mining rights from the Province of Ontario. The licences of occupation are held in perpetuity.

Mines/Mill

Sudbury Mines/Mill operates three underground nickel/copper mines in the Sudbury area: the Craig, Fraser and Lindsley mines. In 2005, the Craig mine provided 42% of Sudbury Mines/Mill’s ore production.

Metal in concentrate produced during 2005 amounted to 19,700 tonnes of nickel (2004 – 22,600 tonnes), 23,400 tonnes of copper (2004 – 24,700 tonnes) and 525 tonnes of cobalt (2004 – 565 tonnes).

The ore from Sudbury Mines/Mill is crushed and ground and the nickel/copper bearing sulphide materials contained in the ore are separated from waste materials at the Strathcona mill to produce nickel/copper concentrate and copper concentrate. The Sudbury Mines/Mill total ore milled for 2005 was 2,248,000 tonnes (2004 – 2,259,000 tonnes). The Strathcona mill has a capacity of approximately 8,500 tonnes of ore per day. The copper concentrate from the Strathcona Mill is delivered to Kidd Creek Metallurgical’s mineral processing facilities for smelting and refining. The nickel/copper concentrate from the Strathcona mill is delivered to the Sudbury smelter for smelting.

Mineral Reserves and Resources(1)

Our exploration successes in the Sudbury basin over the course of the last few years have significantly increased the overall mineral resources available for the INO Sudbury Mines Mill Business Unit. There are 20.5 million tonnes of Measured and Indicated Mineral Resources with an average grade of 2.30% nickel and 1.02% copper and 29.0 million tonnes of Inferred Mineral Resources grading 1.8% nickel and 2.6% copper. Measured and Indicated Resources decreased by 1.2 million tonnes in 2005 and Inferred Resources by 0.7 million tonnes during the same period mainly due to the provisional sale of properties containing resources. Total mineral reserves in Sudbury consist of 8.1 million tonnes in the Proven and Probable categories averaging 1.18% nickel and 1.47% copper. After production of 2.2 million tonnes, proven and probable reserves were further decreased by 1.6 million tonnes due to new detailed drill information in the mines plus revised cut-off grades and engineering studies.

As of December 31, 2005, Nickel Rim South is estimated to contain 13.4 million tonnes grading 1.8% nickel and 3.3% copper. Drilling at Fraser Morgan Zones 8, 9, 10 and a newly discovered Zone 11 upgraded the geological confidence and

(1)   For Qualified Person information with respect to the mineral reserve and mining resource estimate, see “Mineral Reserves and Resources” in Item 3.9.3 of this Annual Information Form.

added to the available Mineral Resources. The Fraser Morgan Mineral Resource as of December 31, 2005, consisted of 3.3 million tonnes of measured resources grading 1.85% nickel and 0.61% copper, 1.6 million tonnes of indicated resources grading 1.69% nickel, 0.46% copper and 2.4 million tonnes of inferred resources grading 1.8% nickel, 0.5% copper.

Mineral Resources are reported using short-term and long-term price forecasting, cut-off grades and minimum mining widths appropriate to the particular deposit, production forecast and mining method. Engineering design, dilution and mining recoveries are applied to the Mineral Resource to arrive at the Mineral Reserve.

Approximately 2,171,000 tonnes of Proven and Probable Mineral Reserves were milled in 2005. At planned operating rates, existing Proven and Probable Mineral Reserves, not including new Mineral Resources largely anticipated to be converted to Mineral Reserves in the future, represent approximately 4 years of production. The upgrade of mineral resources to reserves by planned future work would result in an extension of the operating life of the Sudbury mines, mill and smelter. The Nickel Rim South deposit currently under development is projected to support mining operations until approximately 2021.

Smelter

The nickel/copper concentrate from the Strathcona mill is treated at the Sudbury smelter along with Raglan and Montcalm concentrates and custom feed from other sources. The smelter produces a matte containing nickel, copper and cobalt, as well as silver, gold and platinum group metals. The Sudbury smelter has the capacity to produce approximately 130,000 tonnes of matte per year. The matte produced is shipped by rail to Québec City and by sea to the Nikkelverk refinery in Norway for further processing.

The Sudbury smelter’s output for 2005 from all sources was 63,090 tonnes of nickel (2004 – 52,600 tonnes), 20,800 tonnes of copper (2004 – 18,400 tonnes) and 2,420 tonnes of cobalt (2004 – 1,840 tonnes). Copper concentrate sent to the Kidd Creek smelter contained 18,125 tonnes of copper (2004 – 17,600 tonnes). Sulphuric acid produced as a result of smelting activity in Sudbury was 310,600 tonnes in 2005 (2004 – 244,600 tonnes).

Falconbridge Nikkelverk, AS (“Nikkelverk”)

Nikkelverk, a wholly-owned subsidiary of Falconbridge, operates a refinery and a sulphuric acid plant at Kristiansand, Norway. The refinery processes the matte produced by the Sudbury smelter as well as custom feed from other sources, which includes the treatment of the silver, gold and platinum group metals contained in the matte and custom feed. The refinery has an annual capacity of approximately 86,000 tonnes of nickel, 39,000 tonnes of copper and 5,200 tonnes of cobalt. The sulphuric acid plant has a capacity of approximately 115,000 tonnes of sulphuric acid per year. In 2005, the refinery produced 84,900 tonnes of nickel (2004 – 71,400 tonnes), 38,700 tonnes of copper (2004 – 35,600 tonnes), 5,020 tonnes of cobalt (2004 – 4,670 tonnes) and 108,800 tonnes of sulphuric acid (2004 –95,200 tonnes).

Mattes from the Sudbury smelter and from BCL Limited (“BCL”) in Botswana were the main sources of nickel/copper feed materials for the Nikkelverk refinery during the year.

In 2005 the refinery produced approximately 405,500 ounces of platinum group metals (2004 — 438,000 ounces).

Significant expansion of the nickel and cobalt capacity, based on matte or laterite intermediates, are possible if market conditions warrant such expansion.

Montcalm

The Montcalm nickel mine was brought into production in 2004. It is located 100 kilometres east of the Kidd Metallurgical Site in Montcalm Township in the Province of Ontario and comprises four 21 year leases covering mining and surface rights over 831 hectares.

The Montcalm project reached its designed production capacity of 750,000 tonnes annually during the fourth quarter of 2004. This included conversion of a redundant mill line at the Kidd concentrator to handle the Montcalm ores. Two concentrates are produced, a copper concentrate which is treated at the Kidd Metallurgical Complex and a nickel concentrate which is transported to Falconbridge’s smelter in Sudbury.

In 2005 a total of 750,070 tonnes of Montcalm ore were milled (2004 — 220,570 tonnes) grading 1.52% nickel and 0.79% copper. During 2005 both the mine and mill were successfully test run at an 875,000 tonne annualized rate (116% of design capacity). The current plan is to increase Montcalm mine and mill production to the 875,000 tonne a year rate starting in the second half of 2006, effectively milling 845,000 tonnes in 2006 and 875,000 tonnes a year thereafter until the mine is depleted.

Mineral Reserves and Resources(1)

As of December 31, 2005, proven and probable reserves totaled 4,507,000 tonnes averaging 1.46% nickel and 0.68% copper. Montcalm is expected to contribute approximately 9,000 tonnes of nickel annually to output from the Sudbury smelter.

Mineral resources are estimated using cut-off grades and minimum mining widths appropriate to the particular ore zone and mining method. Dilution (planned and overbreak) and mining extraction recoveries are applied to the mineral resource to arrive at the mineral reserves. Assumed metal prices and exchange rate were nickel $3.25 per lb., copper $0.90 per lb. and the Cdn$1.50 for US$1.00.

Mineral reserves decreased from 4.9 million tonnes to 4.5 million tonnes due to a 2005 production total of 0.8 million tonnes which was partly replaced by 0.4 million tonnes from upgrade drilling on the final mineral resources at the mine.  No mineral resources remain. At planned operating rates, the mineral reserves are equal to approximately 5 years of production.

Falconbridge International Limited (“FIL”)

FIL, through its offices in Bridgetown, Barbados and Brussels, Belgium, is responsible for managing the INO’s custom feed business outside Canada. Custom feed, or third-party primary smelter mine production (concentrate), primary smelter production (matte) and secondary raw materials, provides a significant source of feed to the Sudbury Smelter and the Nikkelverk refinery. The availability of and profit margins associated with the custom feed processed at the Sudbury Smelter and the Nikkelverk refinery are largely a function of metal grade and the level and relationship of nickel, copper, cobalt, silver, gold and platinum group metals prices and competition for such materials.

The custom feed processed at the Sudbury Smelter consists largely of nickel/copper/cobalt secondary raw materials and nickel concentrates. Most secondary raw materials are sourced on a spot basis or under contracts of one to three years’ duration. Concentrates are sourced on a spot basis and multi-year contracts. In 2005, Sudbury Smelter’s output from all third-party feeds included 9,300 tonnes of nickel, 6,600 tonnes of copper and 1,360 tonnes of cobalt.

In 1985, FIL entered into a long-term agreement with BCL to treat complex nickel/copper matte from BCL’s smelter in Botswana. The BCL matte represented approximately 65% of the nickel and copper-bearing custom feeds processed at the

(1)   For Qualified Person information with respect to the mineral reserve and mining resource estimate, see “Mineral Reserves and Resources” in Item 3.9.3 of this Annual Information Form.

Nikkelverk refinery in 2005. Under the agreement, which was extended in 2002 to the end of 2015, BCL has agreed to deliver approximately 10,000 tonnes of nickel in matte per year.

Custom Feed Production at the Refinery

In 2005, custom feed represented approximately 37% of the nickel (2004 – 34%), 64% of the copper (2004 – 59%) and 80% of the cobalt (2004 – 83%) output at the Nikkelverk refinery.

3.1.2       Copper

The copper business unit is a fully-integrated producer of copper metal and concentrate. The copper business unit includes the operation of the Company’s 33.75%-owned Antamina copper and zinc mine in Peru and the 100%-owned Altonorte copper smelter located near Antofagasta, Chile, Falconbridge’s 44% stake in the Collahuasi copper mine in Chile and 100% interest in the Lomas Bayas operations, as well as refining, smelting and recycling facilities in Canada and in the United States, which are referred to as Canadian Copper and Recycling (“CC&R”).

Altonorte Smelter

We own 100% of the Altonorte copper smelter located in northern Chile. The smelter recently completed a major modernization and $170 million Phase 3 expansion project, which more than doubled its capacity to a nominal 835,000 tonnes/year of copper concentrate throughput, copper anode output capacity to approximately 290,000 tonnes and sulphuric acid capacity to 790,000 tonnes.

The Altonorte custom smelter processes copper concentrate from third-party mines located mainly in Chile. Approximately 35% of the Altonorte smelter’s production is sold to Codelco and is refined at Codelco’s Chuquicamata refinery near Calama, Chile, a portion of which is returned to us in the form of cathodes. The balance of the smelter’s blister anode production is exported. The smelter’s sulphuric acid production is sold to customers located in the northern region of Chile. In 2005, Altonorte processed 894,700 tonnes of feed material (2004 – 832,800 tonnes), produced 297,600 tonnes of copper anodes (2004 – 266,400 tonnes) and produced 808,200 tonnes of sulphuric acid (2004 –751,300 tonnes).

Compañía Minera Antamina S.A. (“Antamina”)

History and Location

Located in the Andes mountains in Peru, approximately 270 kilometres north of Lima and at an elevation of 4,300 metres, the Antamina deposit is one of the largest copper/zinc orebodies in the world, with a milling rate of 100,000 tonnes per day. Antamina is expected to produce 277,000 tonnes of copper and 163,000 tonnes of zinc annually over an 18-year mine life, producing an annual average of 710 million pounds of copper and 625 million pounds of zinc in the next 10 years.

A capital investment of $2,148 million was made to bring Antamina into production. Of this amount, $1,320 million was financed using senior project debt.

Our beneficial interest in Antamina is 33.75%, with the beneficial owners comprising BHP Billiton PLC at 33.75%, Teck Cominco Limited at 22.5% and Mitsubishi Corporation with a 10% interest.

Operations

Antamina began commercial production in October 2001. In 2005, Antamina produced 1,287,257 tonnes of copper concentrate grading 29.10% copper, 343,559 tonnes of zinc concentrate grading 53.66% zinc and 12,875 tonnes of molybdenite concentrate containing 52.20% molybdenum. In 2005, payable copper contained on the concentrates sales was

815,703 pounds of copper, 355,711 pounds of zinc, 16,124 pounds of molybdenum and 8,797 metric ounces of Silver.

Mineral Reserves and Resources(1)

Antamina is classified as a copper-zinc-silver skarn deposit and occurs at the contact between a quartz monzonite intrusive of Tertiary Age (< 70 million years) and limestone of Cretaceous Age (70-135 million years).

Proven and probable mineral reserves total 450,000,000 tonnes with an average grade of 1.18% copper, 0.93% zinc, 0.031% molybdenum and 12.9 grams of silver per tonne. Proven and probable mineral reserves are based on the mineral resource model after applying open-pit design and cut-off criteria. Measured and indicated resources, in addition to mineral reserves in the current pit design, total 60,000,000 tonnes with an average grade of 0.49% copper, 0.33% zinc, 0.030% molybdenum and 6.7 grams of silver per tonne. Inferred mineral resources total 41,000,000 tonnes with a grade of 0.8% copper, 0.6% zinc, 0.02% molybdenum and 16 grams of silver per tonne.

Due to the polymetallic nature of the deposit, multiple ore types, and variable metallurgical recoveries, proven and probable mineral reserves are reported using a profitability economic cut-off value (US$1500/hour) and also include all measured and indicated material with a positive net value to be processed directly through the concentrator in the life-of-mine plan. Low grade ore has a value between US$1500/hour and the high grade ore value of ≥US$14,000/hour. Marginal material is specified as having a value between that of material treated as waste and the low-grade cut-off value. Measured resources are specified as all in-situ pit measured marginal material. Indicated resources are specified as all in-pit indicated marginal value blocks. Inferred resources are estimated for all other inferred in-pit high grade, low grade and marginal material.

The mineral resource and mineral reserve estimates were prepared under the supervision of Dan Gurtler, Mine Manager, and Eric Lipten, Geology Superintendent who are qualified persons for the purposes of NI 43-101. Assumed metal prices were zinc $0.50 per lb., copper $0.95 per lb., molybdenum $5.00 per lb. and silver $5.00 per troy ounce.

The Antamina orebody is highly variable and is currently described by more than six different ore classifications. The current reserve estimate is the result of a three year program of diamond drilling plus significant geological, engineering and metallurgical input. The estimate includes substantive improvements in geological interpretation and modelling interpolation methodologies. The new resource model provides increased geological information and a superior reserve estimate for production purposes.

At planned operating rates, the proven and probable mineral reserves are equal to approximately 14 years of mine production. Mill operations could continue for another few years on stockpiled material. The mineral reserves decreased by 18 million tonnes in 2005 due to production. There was 30 million tonnes of production which was partly replaced by the addition of 12 million tonnes of ore resulting from a major infill drilling campaign and a new reserve estimation.

Compañia Minera Doña Inés de Collahuasi (“Collahuasi”)

Falconbridge owns a 44% interest in Compañía Minera Doña Inés de Collahuasi S.C.M., an independent company which owns the mining and water rights and other assets comprising the Collahuasi operation, together with Anglo American Plc which also holds a 44% interest, and a Japanese consortium holding the remaining 12% interest.

A capital investment of $1,792 million was required to bring Collahuasi into commercial production. The financing requirement, including working capital, was approximately $1,870 million.

The Collahuasi property covers 446 exploitation concessions over 133,803 hectares and 185 exploration concessions over 66,500 hectares. The property is located in northern Chile, about 180 kilometres southeast of the port of Iquique, at an

(1)   For Qualified Person information with respect to the mineral reserve and mining resource estimate, see “Mineral Reserves and Resources” in Item 3.9.3 of this Annual Information Form.

elevation of 4,300 metres. It contains two separate porphyry copper deposits, known as Ujina and Rosario: the Ujina high grade secondary enrichment has been mined already but an important reserve of primary copper ore remains; Rosario has large tonnages of high grade primary ore and important secondary enrichment zones. The Huinquintipa oxide copper deposit is located downstream from the Rosario deposit. In addition, the property contains high-grade copper mineralization at the adjacent Rosario Oeste deposit.

Mining and Milling Operations

Commercial production at the Collahuasi operation began in January 1999. Production is expected to average 350,000 tonnes per year of copper in concentrates and 50,000 tonnes per year of copper cathode during the initial 10 years of mine life. The mine site is serviced under a 20-year power supply contract with Empresa Nacional de Electricidad S.A., a Chilean electric utility company.

During 2005, 161.3 million tonnes of material was mined (2004 – 165.6 million tonnes), 40.1 million tonnes of ore was milled at the concentrator (2004 – 34.8 million tonnes) and 6.5 million tonnes of ore was processed at the copper oxide leaching plant (2004 – 6.6 million tonnes). Falconbridge’s share of copper produced by Collahuasi during 2005 was 26,700 tonnes of cathode copper and 155,600 payable tonnes (161,200 contained tonnes) of copper in concentrate (2004 – 211,600 copper tonnes was produced considering cathodes and concentrates).

The Ujina pit was practically depleted during the year 2004 and ore extraction ramped-up in the Rosario Pit during the year 2004. In the last months of 2004, production at the Rosario Pit had achieved its full capacity.

Mineral Reserves and Mineral Resources(1)

As of December 31, 2005, proven and probable mineral reserves totaled 1,804,332,000 tonnes with an average grade of 0.90% copper. Measured and indicated resources are in addition to mineral reserves and totaled 478,360,000 tonnes with an average grade of 0.64% copper. Inferred mineral resources totaled 1,820,000,000 tonnes with a grade of 0.75% copper.

Proven and probable mineral reserves are based on the mineral resource model after applying open-pit design and cut-off criteria. Proven and probable mineral reserves are reported using a 0.45% copper cut-off for sulphide ore, 0.40% cut-off for oxide ore and 0.50% copper for mixed ore, and include all stockpiled material above the cut-off grade. The assumed metal price was $0.95 per lb. of copper. Mineral resources are in addition to mineral reserves and are estimated using an average 0.40% copper cut-off grade. Measured and indicated mineral resources consist of material inside an encompassing pit outline based on a copper price of $1.15 but excluding the mineral reserves contained in the interior reserve pit outline. Inferred resources were estimated for material contained in both pit designs.

At planned operating rates, the proven and probable mineral reserves are equal to more than 40 years of production not including substantial measured and indicated mineral resources of 478.4 million tonnes and 1.8 billion tonnes of inferred resources. The December 31, 2005 total mineral reserves were decreased solely by production of 45,273,000 tonnes from the reserves.

Canadian Copper and Recycling (“CC&R”)

CC&R mines and procures copper and precious metal concentrates and secondary materials for processing at our copper smelters and refineries and markets copper and related by-products.

(1)   For Qualified Person information with respect to the mineral reserve and mining resource estimate, see “Mineral Reserves and Resources” in Item 3.9.3 of this Annual Information Form.

Mineral Reserves and Mineral Resources(1)

The Kidd Creek ore body is intersected by a number of major faults and other discontinuities. Mining and the resulting stress redistribution cause periodic ground adjustment along these faults resulting in seismic activity. Falconbridge has taken steps to minimize the impact of seismic activity on its Kidd Creek mining operations. These steps include the use of seismic monitoring equipment and the development and use of safe and cost-effective mining systems and procedures. On occasion a seismic event may occur that has the potential to cause personal injury, equipment damage or production interruption. Such events have been infrequent.

As of December 31, 2005, Kidd Creek reported reserves of 19.0 million tonnes grading 1.84% copper and 5.53% zinc. At planned operating rates (~2.4 million tonnes/year), the mineral reserves at Kidd Creek Mining Division are equal to approximately 8 years of production. Mineral resources below the 88 level in Mine D are currently undergoing evaluation to determine if they can be converted to mineral reserves and extend the life of the mine for another 5 years.

Mining Operations

Falconbridge and its predecessors in title have been mining the Kidd Creek copper/zinc deposits since 1966. The Kidd Creek mining operation’s principal copper/zinc properties in the Timmins area are located in Kidd Township, Porcupine mining division, Ontario. The property in the Timmins area of northern Ontario comprises six half lots, or 960 acres, in the Porcupine Mining Division, District of Cochrane, Ontario. The property parcel numbers are: 12757 SEC, 14980 SEC, 13574 SEC, 15114 SEC, 13571 SEC, 13569 SEC and are 100% held by the Company. The Kidd Creek deposits are mined through two separate shafts, accessing mining areas known as the upper and lower mines, which access progressively deeper levels. In 2005, the upper mine (formerly No. 1 and No. 2 mines) accounted for 23% of production, the lower mine (formerly No. 3 mine) accounted for 56%, and Mine D 21% of the Kidd Creek Mining Division’s mine ore production.

Ore production at the Kidd Creek Mining Division (“Kidd Creek Mining”) for 2005 was approximately 2.38 million tonnes (2004 Actual – 2.09 million tonnes) The 2005 milled grades as at the end of December were; copper 1.99%, and zinc 6.21% (2004 Actual – copper grade 2.09%, zinc 5.04%). Metals in concentrate produced as at the end of December 2005 totaled 42,700 tonnes of copper (2004 Actual – 41,000 tonnes); and 120,000 tonnes of zinc (2004 Actual – 87,800).

In 2000, the Company approved the development of Mine D, the depth extension of the Kidd Creek ore body beyond the limits of the No. 3 mine at 6,800 feet (2,070 metres) to a depth of 8,800 feet (2,682 metres) for Stage 1. Stage 2, going down to 10,200 feet (3,109 meters) is still under feasibility study. Production from Mine D began in the second half of 2004 and production reached 480,000 tonnes in 2005 with ramp-up continuing into 2006.  Mine D, Stage 1 of the project is scheduled to be completed in 2006.

Metallurgical Operations

CC&R operates the Horne copper smelter located in Rouyn-Noranda, Québec, the Canadian Copper and Recycling refinery (“CCR refinery”) in Montreal-East, Québec, the Kidd Creek Metallurgical Division, a copper-zinc complex located in Timmins, Ontario and five recycling facilities located in the United States and Canada.

CC&R has the capacity to process approximately 1,300,000 tonnes per year of copper and precious metal-bearing feed materials at the Horne and Kidd Creek smelters. In 2005, Falconbridge processed 1,102,100 tonnes of feed at the Horne and Kidd Creek smelters (2004 - 1,058,300 tonnes). In 2005, approximately 75% of the CC&R feed was procured from North America with the balance mainly from South America.

(1)   For Qualified Person information with respect to the mineral reserve and mining resource estimate, see “Mineral Reserves and Resources” in Item 3.9.3 of this Annual Information Form.

The ore from Kidd Creek Mining Division is transported by a company-owned railway to the Kidd Creek Metallurgical Division’s mineral processing facilities, located 27 kilometers southeast of the mine. The mill produces copper and zinc concentrates, and treats all ores from the Kidd Creek Mining Division in two of four circuits. The remaining two circuits are available to process custom feed. In 2004, one of these circuits was rehabilitated and converted to treat 750,000 tonnes per year of nickel ore from Falconbridge’s new Montcalm mine, located approximately 100 kilometers west of the metallurgical site. Nickel concentrate from the circuit is shipped to Sudbury for processing. The Kidd copper concentrate produced as well as the by-product Montcalm copper concentrate, are processed at the Kidd Creek Metallurgical Division’s copper smelter. In addition to these feeds, the smelter also treats copper concentrate from Falconbridge’s Sudbury Strathcona mill as well as other copper custom feeds. The smelter has the capacity to produce 150,000 tonnes of blister copper per year. The 119,000 tonnes (2004 – 118,200 tonnes) of blister produced at the Kidd Creek smelter in 2005 were either sent as anode for refining at its refinery, or shipped to the Company’s CCR refinery. In 2005, the Kidd Creek copper refinery produced 111,200 tonnes (2004 – 115,600 tonnes) of copper cathode.

The Kidd Creek zinc plant has the capacity to produce 147,000 tonnes of zinc per year. In October 2004 a new precious metal recovery circuit was commissioned in the zinc plant. The new circuit allows the plant to process Agnico-Eagle’s Laronde Mine precious metal bearing zinc concentrates, and to recover the gold and silver as precious metals/lead residue that is further refined at Falconbridge’s Brunswick smelter. Approximately 100,000 tonnes of Laronde zinc concentrate are received on an annual basis. The balance of the zinc plant’s feed is Kidd zinc concentrate, and any surplus Kidd zinc concentrate is available for processing at facilities such as the Noranda Income Trust’s CEZ refinery located in Valleyfield Quebec. In 2005, the Kidd Creek zinc plant produced 113,700 tonnes (2004 – 121,600 tonnes) of saleable zinc.

In addition to the mineral processing facilities, the copper smelter, the copper refinery and the zinc plant, the Kidd Creek Metallurgical Division also operates a cadmium plant, an indium plant, two sulphuric acid plants, and a liquid SO2 plant. In 2005 the Kidd Creek Metallurgical Division produced 472,300 tonnes of sulphuric acid.

In October 2005, the copper, zinc, and milling operations of the Kidd Creek Metallurgical Division were impacted to varying degrees by a 4 week strike by the site’s unionized workforce, CAW local 599.

The Horne smelter utilizes two technologies that work together to optimize its production; concentrate injection and continuous smelting. Through its continuous smelting process, the Horne smelter is able to treat concentrates containing impurities such as arsenic, antimony, bismuth and other materials in addition to conventional copper concentrates. In 2005, of the total volumes treated by the Horne smelter, approximately 22% of this feed was obtained from the Louvicourt, Antamina and Collahuasi mines and the balance was sourced from third parties under contracts having durations of one to three years or purchased on a spot basis. In September 2005, the NCV (Noranda Converter) at the Horne smelter was brought back on line. The operating rate increased from 600,000 tonnes to 790,000 tonnes of concentrate. Anode production capacity increased to 170,000 tonnes from 140,000 tonnes. This increase in operations was based on the availability of concentrates at economical treatment terms. Anode output from the Horne smelter totaled 147,000 tonnes in 2005 (2004 –149,700 tonnes). All anodes produced at the Horne copper smelter were refined at the Company’s CCR refinery. The smelter also produced 517,900 tonnes of sulphuric acid in 2005.

The CCR refinery processes copper anodes from the Horne, Altonorte and Inco smelters as well as other unrefined copper and precious metals from Falconbridge and third-party sources. In 2005, the refinery produced 304,200 tonnes (2004 – 288,400 tonnes) of copper cathode, approximately 908,350 thousand ounces of gold (2004 –1.1 million), 33.2 million ounces of silver (2004 – 37.3 million) and other by-products including selenium, tellurium, nickel sulphate, and a concentrate of platinum group metals. A contract was signed in early 2005 for the refining of Inco anodes at CCR with shipments commencing in August 2005. In September, the CCR refinery moved to a 7 day operation in preparation to increase 2006 production to 372,000 tonnes.

CC&R is a leader in the recovery of copper, gold, silver and platinum group metals from the recycling of electronics and other copper and precious metal-bearing secondary materials. Prior to processing at the Horne smelter, a portion of the secondary stream is received and sampled. Falconbridge operates two sampling facilities in California and Rhode Island. In addition, the Company operates plants in Roseville, California, Lavergne, Tennessee and Brampton, Ontario that provide asset management and recycling services for end-of-life electronic hardware for Hewlett-Packard-a strategic partner, and other original equipment manufacturers. During 2005, a new commercial office and warehouse was opened in Penang, Malaysia to assist Asian based customers with the collection and shipment of electronic scrap from production facilities to the sampling plants in San Jose or Rhode Island. This new company is called Noranda Recycling Malaysia.

Falconbridge’s processing plants and technology enable the treatment of large tonnages of recycled materials. In 2005, recycled materials comprised 12% (2004 –11%) of the feed for the copper smelters and approximately 17% of the copper (2004 –9%), 20% of the gold (2004 –18%), 10% of the silver (2004 –8%) and 95% of the platinum group metals (2004 —80%) produced by the CCR refinery.

Lomas Bayas

The Lomas Bayas mine comprises seven exploitation concessions covering approximately 2,022 hectares. The Fortuna de Cobre deposit comprises 11 exploitation concessions covering approximately 1,216.5 hectares. Falconbridge also holds 25 exploitation concessions and two exploitation concession application covering approximately  4,669 hectares between the Lomas Bayas mine and the Fortuna de Cobre deposit as well as 61 exploration concessions and two exploitation concession applications covering an area around the Fortuna de Cobre deposit.

The Lomas Bayas mine is located in the Second Region of Chile, approximately 110 kilometres north-east of the port city of Antofagasta. The mine is situated at an altitude of 1,500 metres in the Atacama Desert. The Fortuna de Cobre deposit is situated 3 kilometres to the south of the Lomas Bayas mine.

Mining Operations

In July 2001, Falconbridge acquired 100% of the Lomas Bayas copper mine and adjacent Fortuna de Cobre copper deposit from Boliden Limited for a cash payment of $66 million. Falconbridge is also required to pay $15 million if it exercises its right to retain the Fortuna de Cobre deposit before the fifth anniversary of closing.  The Fortuna de Cobre deposit could expand production or extend the mine life by five years, to 2020.

Mining and Processing

Lomas Bayas currently operates one open pit mine. Heap-leach grade ore is crushed and placed on leach pads by a series of portable conveyors and a stacking system. Lower-grade ore that does not economically justify the cost of crushing and additional handling is placed directly on separate leach pads by mine haulage trucks. Solutions containing sulphuric acid are then applied to leach the ores and copper recovery occurs by a solvent extraction-electrowinning process. The copper cathode is transported by truck and rail to the port at Antofagasta and shipped to customers overseas. Lomas Bayas is serviced by the electrical grid of northern Chile under long-term contracts with a local electricity supplier.

In 2005, Lomas Bayas mined 35.8 million tonnes (30.4 million tonnes in 2004) of ore from which 63,100 tonnes of cathode copper were produced (62,000 tonnes were produced in 2004).

Mineral Reserves and Mineral Resources(1)

As of December 31, 2005, proven and probable mineral reserves totaled 239,220,000 tonnes with an average grade of 0.36% copper. Measured and indicated resources are in addition to mineral reserves and totaled 280,618,000 tonnes with an average grade of 0.28% copper. Inferred mineral resources totaled 31,000,000 tonnes with a grade of 0.3% copper.

(1)   For Qualified Person information with respect to the mineral reserve and mining resource estimate, see “Mineral Reserves and Resources” in Item 3.9.3 of this Annual Information Form.

Proven and probable mineral reserves are based on the mineral resource model after applying open-pit design and cut-off criteria. Proven and probable mineral reserves are reported as percent total copper using an average 0.08% recoverable copper cut-off and include all stockpiled material above the cut-off grade. The assumed metal price was $0.90 per lb. of copper. Mineral resources are in addition to mineral reserves and are estimated using a 0.08% recoverable copper cut-off grade. Measured and indicated mineral resources consist of material inside an encompassing pit outline based on a copper price of $1.15 but excluding the mineral reserves contained in the interior pit outline. Inferred resources were estimated for material contained in both pit designs.

At current operating rates, the proven and probable mineral reserves are equal to approximately 7 years of production. The mineral reserves decreased by 103.5 million tonnes due to mine production of 34.3 million tonnes and negative reserve adjustments of 69.2 million tonnes. The negative impact on the reserve total resulted from a new reserve estimation which is based on 23,000 metres of new infill drilling and new estimation parameters including significantly higher mining, processing and sales costs. A large percentage of the material removed from the reserves and mining plan at the current long term copper price can be moved back into the mine plan if the long term copper price is increased.

Much of the material deleted from the reserves was downgraded to resources resulting in an increase of 35.6 million tonnes to the measured and indicated resources. It is likely that these resources will be mined at a future date if copper prices remain above US$1.15.

3.1.3       Aluminum

The Company operates six plants in the United States that produce alumina, primary aluminum and aluminum foil, as well as a mining operation in St. Ann, Jamaica. The alumina plant and the bauxite mining operations are operated under a 50% joint interest with Century Aluminum, Inc. In 2005, approximately 94% (2004 – 95%) of sales were to United States customers.

Our fabricated products operations purchase the majority of our primary metal requirements from third parties. This allows the primary reduction plant to optimize product mix by selling value-added products to third parties. St. Ann Bauxite produces all of the bauxite used at the Gramercy alumina refinery, and sells excess bauxite to third parties. The Gramercy alumina refinery, which currently has the capacity to produce just over one million tonnes of smelter grade alumina, plus an additional 200,000 tonnes of chemical grade alumina, supplies all of the alumina used at our New Madrid smelter, and sells the balance of its alumina to Century Aluminum Inc. or third parties.

Primary Products

Alumina requirements were supplied under medium-term contracts with third parties at prices that generally varied with aluminum prices until September 30, 2004. On October 1, 2004, Noranda and Century Aluminum Inc. each purchased, from Kaiser Aluminum Inc., a 50% ownership interest in Gramercy Alumina LLC (“Gramercy”) in Louisiana, and a 50% economic interest in the St. Ann Bauxite mine in Jamaica.

We operate a primary aluminum reduction plant located adjacent to the Mississippi River, near New Madrid, Missouri. The plant has three potlines that produced 245,600 tonnes of molten aluminum in 2005 (2004 – 247,500  tonnes), a carbon plant that produces anodes for the reduction cells, and a cast house capable of producing 1,500 lb. standard ingots and value-added products such as billet, electrical conductor rod and foundry alloy.

Our aluminum smelter in New Madrid, Missouri uses approximately 500 megawatts of power annually. Our previous two-year power contract expired May 31, 2005. A 15 year contract for all of the plant’s power needs was signed with Ameren A.E. Power Company of Missouri in March 2005. The contract provides for power mill rates at approximately $35/MWh, with any future rate changes subject to approval by the regulatory authorities of the State of Missouri.

Fabricated Products

We operate four plants in the South-eastern United States that combine to serve a broad range of customer needs. We are the second largest producer of aluminum foil products in North America. In 2005, third-party shipments increased by 2% totaling 178,000 tonnes, (2004 – 174,000 tonnes). Our market share in North America increased to 23% of its target markets.

The original Huntingdon, Tennessee plant, which we have operated since 1979, has an approximate annual production capacity of 60,000 tonnes. It produces heavy-gauge foil from continuous cast metal, serving the electrical, simi-rigid container and air conditioning fin stock markets. The Salisbury, North Carolina plant also operates continuous casters and has an approximate annual production capacity of 45,000 tonnes of light and heavy-gauge foil. The Newport, Arkansas facility processes re-roll material into lighter gauge coated and uncoated foil. It can produce approximately 15,000 tonnes annually. The major products produced at the Salisbury and Newport plants are flexible packaging materials, air-conditioning fin stock and converter foil used in food containers.

We recently completed construction of a modern aluminum foil plant at a cost of $226 million (excluding financing) to reinforce our position as a leading, low-cost supplier of heavy-gauge foil products. The foil plant is located adjacent to the existing Huntingdon plant and has an annual production capacity of approximately 107,000 tonnes of heavy-gauge foil, bringing our total foil production capacity to 227,000 tonnes. The plant utilizes state-of-the-art technology in casting, rolling and material handling. The new foil plant includes four new continuous casting machines, a high-speed, wide-width rolling mill with associated finishing equipment and an automated product storage and retrieval system. The automated storage and retrieval system is designed to reduce cooling time and lower handling costs. The high speed, low-gauge casters and wide-width rolling mill are designed to improve product quality, lower scrap rates and increase productivity.

St. Ann Bauxite

Mineral Reserves and Resources(1)

The Discovery Bay bauxite deposits are classic karst-hosted Jamaican bauxite deposits. The individual zones occur in basin like areas that represent karst depressions between steep hills of limestone. The host unit is a very pure white Eocene limestone. The origin of the bauxite is thought to be the bauxitization of Tertiary volcanic tuffs or other rocks that were alluvially transported into karst depressions after weathering. The Tertiary volcanics have up to 20% Al2O3 and consequently would require relatively little volume reduction in order to achieve bauxite grades of 45-50% Al2O3.

The mineral reserve estimate is based on assays from tractor-mounted auger drilling and geological interpretation of the dimensions of the mineralized basin. The data is entered into Arcinfo for polygonal estimation of the reserve. Proven reserves are based on a 50 foot spaced drill grid and probable reserves are based on a 100 foot spaced drill grid.

Proven and probable reserves as at December 31, 2005, total 29.3 million tonnes averaging 25.1% aluminum. Approximately 4.1 million tonnes grading 24.8% aluminum was produced in 2005. At forecast mining rates, the reserves are sufficient for 6 years of production. Other mineralized basins exist on the mining leases which need to be sampled prior to inclusion in the mineral reserves or resources. From past experience, it is estimated that there is approximately 25 million tonnes of this material. As well, an agreement with the Government of Jamaica conditionally grants access to other bauxite leases as necessary to provide sufficient feed to produce 4.5 million tonnes per year until the year 2030.

The St. Ann Bauxite reserves estimate has been prepared, classified and forwarded by St. Ann Jamaica Bauxite Partners, the operator of the joint venture.

(1)   For Qualified Person information with respect to the mineral reserve and mining resource estimate, see “Mineral Reserves and Resources” in Item 3.9.3 of this Annual Information Form.

3.1.4       Zinc

Our Zinc business unit produces zinc concentrate and copper concentrates at our mines and procures and processes zinc concentrate at the Canadian Electrolytic Zinc Limited (“CEZ”) refinery owned by the Noranda Income Fund.  The zinc business unit also produces lead concentrates at the Brunswick mine and procures and processes lead/silver concentrates, residues and recycle materials at the Brunswick smelter.  Marketing of the CEZ refinery and Falconbridge’s zinc metal and related alloys, as well as the Company’s lead metal and related alloys, is carried out through our head office in Toronto, Ontario and affiliated marketing offices in Zug, Switzerland and Cleveland, Ohio.  The marketing office in Zug also purchases and sells base metals within the European market.  In addition, the zinc business unit operates the General Smelting of Canada foundry in Lachine, Québec, which produces various lead and zinc alloys and anodes. The zinc business unit also operates NorFalco LLC, which markets, transports and distributes Falconbridge’s sulphuric acid in North America.

Brunswick Mine

History and Location

The Brunswick mine was developed and commenced operations in the early 1960s. We acquired a controlling interest in the mine in 1971 and a 100% interest in 1996. The mine is located approximately 27 kilometres southwest of Bathurst, New Brunswick. We have surface rights and 100% ownership of the mineral rights on 1,030 hectares comprising the No. 12 Crown Grant (Nos. 35097 and 34300).

Mineral Reserves and Resources(1)

The Brunswick ore body is hosted in steeply dipping volcanic and sedimentary rock units. The deposit comprises massive sulphides intimately associated with various iron formation facies, with zinc, lead, copper and silver being the principal metals produced. The host rocks and the mineralization have undergone four significant deformation events, resulting in intense folding and faulting.

Mineral resource and mineral reserve estimates are based on assays from diamond drilling and geological interpretation of drilling and underground mapping of development areas. The data are interpreted by the mine’s geologists and used to develop a three-dimensional model of the geology, mineralization and underground development areas.

Proven and probable mineral reserves as at December 31, 2005, total 14.7 million tonnes averaging 8.77% zinc, 3.53% lead, 0.36% copper and 104 grams of silver per tonne.  Measured and indicated mineral resources in addition to mineral reserves total 3.5 million tonnes with an average grade of 9.36% zinc, 3.83% lead, 0.32% copper and 98 grams of silver per tonne.

All mineral reserve stope blocks and additional mineral resource blocks are designed by the mining engineers based on the geological model and grade block model.  Parameters such as mineralization geometry, NSR value distribution, ground conditions, accessibility, condition of adjacent mined out stopes are considered during stope design. Estimated dilution (planned and wall), estimated extraction recoveries and economics are applied to the mineral reserve blocks only (mineral resource figures contain no dilution).  The assumed metal prices and exchange rate for the mineral reserves and resources were zinc $0.65 per lb., copper $1.50 per lb., lead $0.35 per lb., silver $6.50 per troy ounce and Cdn$1.25 for US$1.00.

At planned operating rates, the Brunswick Mine has an estimated life of 4 years. The mineral reserves decreased by 2.7 million tonnes to 14.7 million tonnes.  The decrease is due to production of 3.5 million tonnes of ore which was partly replaced

(1)          For Qualified Person information with respect to the mineral reserve and mining resource estimate, see “Mineral Reserves and Resources” in Item 3.9.3 of this Annual Information Form.

by a gain of 0.8 million tonnes of reserves due to comprehensive mining evaluations to upgrade some mineral resource blocks to mineral reserve status and the on-going optimization of several reserve stope blocks based on more favourable metal price forecasts. Detailed technical and economic studies of the additional mineral resources and other mining remnants located throughout the mine are continuing.  If this evaluation is successful in converting remaining resources to reserves, the 4 year mine life could be extended by an additional year of operation, subject to the risks and hazards associated with the mining business and the mine in its final stage of extraction.

Operations

Production occurs on five main levels to a depth of 1,125 metres. Two shafts provide access. The No. 3 shaft is 1,337 metres deep and is used to hoist personnel, ore and equipment. The No. 2 shaft is 963 metres deep and is used to hoist personnel and supplies. This shaft carries all compressed air and water services for the mine. The remaining cage hoist is used intermittently as a backup to the No. 3 shaft facilities and a second means of egress from the mine.

Mining methods are open stoping with delayed backfill including pillar-less, pyramid-shaped open stope sequences and end-slicing. The ore body consists of a series of sub-parallel ore lenses with an average dip of 70 degrees, a composite width of up to 200 metres, a maximum strike length of 1,300 metres and a maximum depth of 1,150 metres.

Ore is processed in the concentrator using grinding, differential flotation, concentrate filtering and drying technologies to produce four products, including zinc, lead, bulk and copper concentrate. Flotation tailings are sent to a paste plant for recovery and production of required amount of paste backfill. Residual tailings are sent to the tailings impoundment facility. Process water is recycled back to the concentrator while the excess runs through an effluent treatment facility prior to discharge to the environment.

Mine ore processed increased to 9,700 tonnes per day average in 2005 (2004 - 9,400 tonnes per day) and produced 265,600 tonnes of zinc in concentrate (2004 - 268,100 tonnes). Zinc recoveries in the mill were 88% (2004 - 88%). A rock burst on the 1,000 metre level negatively affected production in the fourth quarter.

The 425 Main Ore Zone project was fully commissioned and produced 17% of the mined tonnage.

Matagami Division

History and Location

The Bell Allard zinc/copper mine commenced commercial production in January 2000 with an anticipated life of approximately five years.  As planned, mineral reserves at the Bell Allard mine were depleted in 2004.  As a result, we ceased operations at the mine during the fourth quarter of 2004.

The Matagami concentrator and other support facilities were placed on care and maintenance to support other potential mining projects such as Perseverance in this favorable geologic area.  The facilities are located 10 kilometres southwest of the town of Matagami in northwestern Quebec.

Brunswick Smelter

The Brunswick smelter, located in Belledune, New Brunswick, is a lead smelter that processes lead concentrates from the Brunswick mine as well as a wide range of offshore lead and lead/silver concentrates and residues. Consistent with our strategy of increasing our flexibility to treat complex feed materials, construction was completed on a new silver refinery in the first quarter of 2001.

The Brunswick smelter also operates a battery recycling facility in Belledune, New Brunswick with a processing capacity of 15,000 tonnes of batteries per year.  Most of the used batteries are sourced from the Atlantic Provinces with

Québec and the New England states providing the balance.

In December 2002, we announced that the Brunswick smelter would change to a seasonal operation effective July 1, 2003 due to the shortage of economic feed material. Under a seasonal operation the plant will run for eight months a year on Brunswick mine concentrates and third-party sulphates and other third-party material and will be shut down for the remaining four months each year.  However, in 2004 and 2005, the plant ran for over nine months due to the availability of concentrate and other materials.

CEZ Refinery

The CEZ refinery (in which we have a 25% interest through our interest in the Noranda Income Fund) located in Salaberry-de-Valleyfield, Québec procures and processes zinc concentrate for the production of zinc metal and powders. It is located near the St. Lawrence Seaway and has access to road, rail and sea transportation links. In 2003, 2004 and 2005, over 80% of the zinc concentrate processed at the CEZ refinery was sourced from mines owned or partly owned by us, including the Brunswick mine, Bell Allard mine and Antamina. The refinery’s products are marketed in the United States, Canada, Europe and Asia.

A plant optimization project increased nominal annual plant capacity from 225,000 tonnes to 255,000 tonnes in 1999. Further plant debottlenecking and continuous improvement projects are proceeding and in 2004 the plant achieved a record output of 277,300 tonnes.  In 2005, the plant achieved near record production of 272,400. Production was negatively impacted by the higher iron levels in the feed mix.

In May 2002, Noranda sold the CEZ processing facility to the Noranda Income Fund for a combination of cash and ordinary and priority units of the Fund. These priority units were then sold by Noranda pursuant to two separate public offerings.  Falconbridge continues to own a 25% interest in the Fund in the form of ordinary units, which are subordinated in respect of cash distributions to the priority units until 2017.

Falconbridge has entered into a processing agreement to sell to the refinery up to 550,000 tonnes of zinc concentrate annually until 2017, an amount expected to support 100% of its annual production at planned rates for that period. The refinery pays Falconbridge for the concentrate based on the LME price for “payable zinc metal” contained in the concentrate less a treatment charge or processing fee, initially set at Cdn$0.352 per pound of payable zinc metal. The processing fee is adjusted annually to reflect changes in certain costs and was Cdn $0.361 per pound in 2005.

Pursuant to various management agreements, Falconbridge will continue to operate and manage the refinery and also provide management, marketing and other administrative services to the Fund.

NorFalco LLC (“NorFalco”)

In April 1998, Noranda, Falconbridge and DuPont agreed to form Noranda DuPont LLC, a joint venture to market, transport and distribute sulphuric acid in North America. On June 29, 2001, Noranda DuPont LLC redeemed DuPont’s 50% voting interest in Noranda DuPont LLC and its name was changed to NorFalco LLC. NorFalco purchases and resells to consumers all of the Company’s Canadian sulphuric acid production.

NorFalco has developed an extensive distribution infrastructure of tank cars, trucks, marine tankers and terminals in order to supply approximately 1.9 million tonnes of sulphuric acid to consumers in North America. Its staff is based at its head office near Cleveland, Ohio and at the office of its wholly-owned Canadian subsidiary, NorFalco Sales Inc., near Toronto, Ontario. NorFalco was owned by Noranda (65%) and Former Falconbridge (35%) prior to the amalgamation and is now 100% owned by Falconbridge.

3.1.5       Exploration and Project Development

The Falconbridge exploration group is organized around four activities: exploration support for existing operations; project and business development support; world-wide “greenfields” exploration and project generation; and technical support, technology and mineral reserve/resource estimation and reporting.

The mandate of the Falconbridge exploration group is to add mineral reserves at the existing operations; add new low cost nickel and copper mineral reserves through exploration or acquisitions to enable Falconbridge to pursue profitable growth.  In addition to exploration activities, the exploration group provides support to business development within the Company through participation in advanced project evaluations.  Our exploration management is committed to environmentally and socially responsible exploration.  The group also emphasizes utilization of best exploration technologies to achieve competitive advantage and increase the likelihood of success.

Exploration in support of existing operations in Canada is conducted from offices in Sudbury, at the Kidd Creek mine site and from a field office at the Raglan site. Greenfields exploration in North America is carried out from an office in Laval, Quebec. International greenfields exploration is conducted from Falconbridge’s Toronto office and from offices in Brisbane, Australia, Belo Horizonte, Brazil, Santiago, Chile and Hermosillo, Mexico. Administration, accounting, legal and technical support is provided from Falconbridge’s Toronto corporate office.

At December 31, 2005, Falconbridge had a permanent exploration staff of 119, including 92 geologists and geophysicists.

Falconbridge’s exploration expenditures, excluding capitalized expenditures, for the two years ended December 31, 2005 and its planned exploration expenditures for 2006 are as follows:

	2006 (Planned)	2005	2004
	($ millions)

Support of core operations in Canada	16	20	16
Exploration projects in Canada	4	5	6
Exploration projects outside Canada	29	22	13

Total	49	47	35

During 2006, exploration projects are planned in Canada (Québec, New Brunswick, the Yukon and British Columbia) and internationally (Mexico, Brazil, Chile, Norway, Turkey, Mongolia, Papua New Guinea and Australia).  Exploration activity in other areas will be predicated on suitable acquisitions or new projects that meet corporate objectives.

Sudbury Operations, Ontario

The Sudbury area is one of the world’s largest sources of nickel and contains significant copper, cobalt, silver, gold and platinum group metals. In addition to its operating mines, Falconbridge has large property holdings covering favourable geology of the Sudbury Igneous Complex.

Exploration has defined a mineral resource at Nickel Rim South located 2.7 kilometres north of the airport at a depth of approximately 1100-1600 metres. The inferred resource consists of 13.4 million tonnes of 1.8% nickel, 3.3% copper, 1.8 grams per tonne platinum, 2.0 grams per tonne palladium and 0.8 grams per tonne gold. A decision to proceed with a five-year underground definition program costing $368 million was announced on March 11, 2004 and preliminary underground drilling on the resource will begin in 2006. Drilling on the Fraser Morgan zones resulted in measured plus indicated resources totalling 4.9 million tonnes grading 1.80% nickel and 0.56% copper.  Fraser Morgan also contains 2.4 million tonnes of inferred resources grading 1.8% nickel and 0.5% copper.

Falconbridge spent $12.8 million on exploration in support of the Sudbury operations in 2005 and plans to spend $17.4 million in 2006.  This includes diamond drilling and other exploration that was carried out on certain of Falconbridge’s properties by option and joint venture partners, who also have exploration programs planned for 2006.

Raglan, Quebec

An annual exploration program in 2005 resulted in the discovery of approximately 2.5 million tonnes of mineral resources at Zones 3, 5-8, West Boundary, Donaldson and East Lake.  This is more than double the annual production rate at Raglan which milled 934,000 tonnes of ore in 2005.  The most significant result was the expansion of lens 8H which now is estimated to contain 2.3 million tonnes grading 2.8% nickel.  This is the largest single lens ever discovered in Raglan.  This lens along with other adjacent lenses in Zone 7 and 8 will be placed in the Mining Stage Gate Process and may become the next major mining centre at Raglan.

Falconbridge spent $10.8 million ($6.2 million after Quebec tax credits) in 2005 in support of the Raglan operation, and plans to spend $20.7 million ($11.6 million after Quebec tax credits) in 2006.

Kidd Creek Operations, Ontario

Exploration support of the Kidd Creek operations in 2005 were conducted in three areas within 200 kilometres of Falconbridge’s core infrastructure in Timmins.  Exploration was undertaken in conjunction with junior mining company partners as part of a plan to test all prospective airborne EM targets on properties in the Detour-Normetal, Halliday Dome and FedNor areas by the end of 2007.  No significant results were returned in 2005.

Significantly, the exploration expenditures in 2006 are starting to shift back to the Focused Exploration Zone - a region underlain by 150 square kilometers of highly prospective base metal stratigraphy immediately north of Kidd Mine. Previously, the Company conducted exploration in this same area but aimed above a depth of 200m below surface. Now with plans to use the Titan-24 ground geophysics system which is capable of seeing to greater than 500m in vertical depth, anomalies between 200 and 500m depth will be tested over the next 2 years. This work will be entirely funded by our exploration partner.

Ongoing exploration at the Kidd Creek mine is focused in Mine D between the 98 and 102 levels to upgrade the mineralization to the inferred resource category.

El Pachón, Argentina

The acquisition of the El Pachón project was completed in September 2001. The property is located in the province of San Juan, Argentina at an elevation of 3,600 to 4,100 metres about three kilometres from the Chilean border and seven kilometres from the Los Pelambres mine.  Diamond drilling, geological mapping and reinterpretation of the resource model were completed in 2003 with the objective to identify higher grade resources within the known resource and test exploration targets.  Geological work and the drilling campaign resulted in the estimation of mineral resources as follows:

	Mineral Resources at a 0.4% Cu Cut-off Grade
Classification	Tonnage Mt	% Copper	% Molybdenum	g/t Silver
Measured	37	1.15	0.033	4.0
Indicated	687	0.62	0.014	2.5
Sub-total	724	0.65	0.015	2.6
Inferred	560	0.52	0.014	2.6

Work in 2004 included an external review of the resource estimate and work to update the Feasibility Study prepared by Cambior in 1997.   A proposal to place the project in the Prefeasibility Stage of the Mining Stage Gate Process was presented to senior management in 2005.  Work on the Prefeasibility Study will begin in 2006.

El Morro, Chile

The El Morro property is located in Region III, 140 kilometres east of the port of Huasco at an elevation of 4,000 to 4,300 metres. The La Fortuna zone on the El Morro property contains an inferred mineral resource estimated at 466 million tonnes grading 0.61 percent copper and 0.50 grams per tonne gold at a copper cut-off of 0.4 percent copper.  The El Morro resource, located five kilometres west-northwest of La Fortuna, contains an inferred mineral resource estimated at 45 million tonnes grading 0.5% copper and 0.2 gram per tonne gold at a cut-off grade of 0.4% copper.

We have earned a 70% interest in the El Morro property from Metallica Resources Inc. by paying $10 million in cash to Metallica Resources Inc. and are now preparing a feasibility study due by September 14, 2007.  If either party dilutes its interest in the property to 10% or less, their interest will convert to 2% net smelter royalty.  Other agreement obligations have been met, including an initial cash payment of $300,000, subscribing for $1 million in shares of Metallica Resources Inc. and completing aggregate expenditures on the property of more than $10 million.  We intend to maintain the property and satisfy its outstanding legal and environmental obligations.  In 2006 pre-feasibility level work will be carried out.  Key elements of this work include metallurgical studies as well as an infill diamond drill program designed to upgrade the La Fortuna resource to the measured and indicated categories.

Rosario Oeste, Chile

The first stage of the Inferred Resource estimate on Collahuasi’s Rosario Oeste zone was completed in 2005. Exploration results indicate the Rosario Oeste zone contains an inferred mineral resource estimated at 248 million tonnes grading 1.54% copper at a 0.4% copper cut-off. The joint venture partners (Anglo American plc, Falconbridge Limited and a Japanese consortium led by Mitsui & Co., Ltd.) believe that these exploration results further demonstrate the potential of developing resources at Collahuasi.

The mineral resource is located in the central part of the Rosario Oeste zone, and only 300 metres from the projected edge of the Rosario open pit. The mineralized zone, as currently defined, remains open to the north, south and at depth, and is thought to occupy approximately 50% of the total prospective area.

Copper mineralization is principally contained in a structurally controlled chalcocite supergene blanket that formed over a swarm of high sulfidation veins. These results indicate potential to extend the life of the current operation, and add leachable resources to the existing reserve base. Portions of the resource contain elevated arsenic content that will be subject to further study.

Collahuasi will extend the drill program into 2006. Although Rosario Oeste is the main focus of the current diamond-drill campaign, exploration drilling is also in progress on the Poderosa zone, located immediately southeast of the Rosario operation, where geophysical surveys have yielded strong anomalies.

West Wall, Chile

The West Wall property is located in Region V, about 100 kilometres north of Santiago, Chile at an elevation of 3,000 –3,700 metres.  The company has satisfied all outstanding earn-in obligations in 2005 under a joint venture with Minera Anglo American Chile, and is currently vested at 50%. A low grade porphyry resource was identified on the property in the 1980’s by Minera Anglo-American Chile and Noranda discovered a new porphyry system, referred to as the Lagunillas zone, located three kilometres to the southwest. Diamond drilling in 2002 and 2005 outlined a secondary enriched blanket of copper mineralization underlain by significant primary mineralization. The zone extends over an area of 1,200 metres north-south and ranges from 350 to 450 metres in width.  Following the 2005 drill campaign, a preliminary resource estimate of the Lagunilla zone was prepared using the results of 15,563 metres of drilling in forty drill holes. Economic evaluation of the mineralization revealed the zone to be uneconomic due to moderate grade and significant thickness of barren leach cap.

The plan for 2006 is to maintain the property.  Anglo American has agreed to conduct their technical due diligence by September 30, 2006 to determine their level of interest and future participation.

Frieda River, Papua New Guinea

We optioned the Frieda River property in Papua New Guinea from Highlands Pacific Ltd. (“Highlands Pacific”) in January 2002.  The property is located in northern Papua New Guinea and contains mineral resources in three separate copper deposits (Horse-Ivaal-Trukai, Koki and Nena).  The agreement with Highlands Pacific allows for the Company to earn a 72% interest in any or all of the properties by spending an aggregate $5 million over five years and completing a feasibility study on an elected property or properties.  The 72% interest is subject to reduction if the Papua New Guinea government exercises its right to acquire up to a 30% interest in the project.  During the option period, the Company may acquire 72% of the Nena copper-gold deposit, which is located within the Frieda River Property by paying $10.8 million and completing a feasibility study.

As part of a 1996 prefeasibility study, Highlands Pacific estimated an inferred resource of 270 million tonnes of 0.4% copper and 0.3 grams per tonne gold, at a 0.2% copper cut-off grade for the Koki system and the Nena deposit was estimated to contain measured and indicated resources totaling 49.8 million tonnes at 2.2% copper and 0.6 grams of gold per tonne at a 0.5% copper cut-off grade.  Incorporation of more recent drilling into a revised block model in 2003, followed by an optimization study in 2004, estimated the Horse-Ivaal-Trukai deposit to contain indicated mineral resources totaling 74.6 million tonnes at a grade of 0.63% copper and 0.37 grams per tonne gold plus inferred mineral resources totaling 360 million tonnes grading 0.6% copper and 0.38 grams per tonne gold in a potential open pit.

The 2005 work program on the Frieda River project closed off the northern and southern extensions of the Nena deposit and focused on identifying high grade Nena-style copper-gold mineralization at North Debom, Hiro Ridge and Ekwai Debom.   The best intersections came from Ekwai Debom where hole 053NOR05 cored 204m of 0.81% copper and 0.22 g/t gold, including 48m of 1.85% copper and 0.22grams per tonne Au (18m to 66m).  A follow-up hole (076NOR05) located 50m to the north intersected 24m of 3.20% copper, 0.36 grams per tonne gold starting at a hole depth of 42m.  Drilling in 2004-2005 increased the Nena mineral resource in-situ copper tonnes by 20%. The new optimized resource stands at 42.7 million tonnes at 3.09% Cu and 0.59 g/t Au in a potential open pit.  A metallurgical drilling program in 2005 has been successful in collecting geological end members for processing at the Falconbridge Technology Centre. The overall objective is aimed at enhancing potential recoveries and concentrate grades within the Nena high sulfidation system.

The planned work program for 2006 will concentrate on increasing the porphyry hypogene mineral resource in order to facilitate a large tonnage mining and processing operation.  Areas such as Kokomo, Koki, Horse East and Guria are considered to have the highest potential for discovering additional tonnes. Higher grade, near surface secondary enriched zones associated with the porphyries will also be targeted.  Pending a favorable outcome of the phase 1 metallurgical tests, phase 2 will be implemented involving laboratory flotation tests in order to arrive at a statement of expected grades and recoveries.  Hydrometallurgical test work will be undertaken to further explore the leaching process alternatives.

Perseverance Deposits, Quebec

The Perseverance deposits are located close to our existing mill infrastructure in Matagami, Quebec. A feasibility study on the Perseverance and Equinox deposits has been completed under the Company’s internal review process. The Company has not yet taken a decision on the timing of any production.

The Perseverance property is controlled under the terms of a joint venture agreement between us and Société de Développement de la Baie James (“SDBJ”). Under the terms of the agreement, we hold a 90% interest in the property and

SDBJ has the right to participate to the extent of a 10% interest in the property after completion of a positive feasibility study or to convert its interest to a 2% net smelter royalty. Should SDBJ elect to participate, it will be required to fund its share of development costs. Should SDBJ convert its interest to a 2% net smelter royalty, we will hold a 100% interest in the property and will have the option to reduce the royalty to a 1% net smelter royalty by making a payment of Cdn$1 million to SDBJ.

A feasibility update is currently underway on the Perseverance project to assess the benefits of an increase in the mining rate to 2,600 tonnes per day.  In anticipation of a positive decision on this project a four-year collective agreement was negotiated in 2004 with the local union to cover the closure of the Bell Allard mine, facilitate the standby period and the possible opening of Perseverance during the four-year term.

Lady Loretta, Australia

The Lady Loretta project is located north of Mount Isa, in Queensland, Australia. After completing a preliminary feasibility on the project, the Company exercised its option to acquire a 75% interest in the Lady Loretta project in December, 2000 from its partner, BUKA Minerals Limited. Permitting is complete. Queensland government approval has been granted for the transfer to BUKA Minerals Limited of the Lady Annie part of the property, defined as the Lady Annie sublease.  We have not yet taken a decision on the timing of any production.

Lennard Shelf, Australia

In April 2004, we entered into an agreement with Teck Cominco Limited (“Teck Cominco”) to earn a 50% interest in the Lennard Shelf mineral properties, plant and equipment and infrastructure in Western Australia.  In order to earn its 50% interest, Falconbridge will be required to effectively invest approximately A$26 million in exploration, operating, capital expenditures or other advances in Lennard Shelf.  The property was acquired by Teck Cominco from Western Metals Limited (“Western Metals”) in October 2003 for A$26 million (A$1=US$0.68).

Lennard Shelf, located in the Kimberly region of Western Australia, 2,500 kilometres north-east of Perth, consists of a number of Mississippi Valley type lead/zinc deposits and a mill with an annual capacity of 3.1 million tonnes of ore.  In the year ended June 30, 2003, Lennard Shelf produced 176,000 tonnes of zinc and 70,000 tonnes of lead.  Work was suspended by Western Metals in late November 2003.

The Lennard Shelf mines are currently on care and maintenance.  We and Teck Cominco are endeavouring to produce a redevelopment plan for the assets.  Work includes a detailed review of resources, as well as mine planning and other optimization work, and an exploration program to expand the current resources.  A revised block model was completed in 2004 and used as a basis for a preliminary mine planning exercise.  A mineral resource was estimated to contain measured and indicated resources of 2.8 million tonnes grading 8.47% zinc and 1.96% lead.  Inferred resources totaling 300,000 tonnes grading 8.2% zinc and 1.7% lead were also estimated.  These resources contain factors for mining recovery and dilution because they were derived from the mining study.

In 2005, a total of 18,066m in 33 holes tested targets at Pilijippa (9,431m in 14 holes), Limestone Billy Hills (3,473m in 8 holes), Road Gossan (1,556m in 5 holes) and Pillara Range North (3,603m in 7 holes).  The best grades and intersections came from the Pilijippa area, however, a detailed review of results is required to determine whether follow-up drilling is warranted.  The 2005 program was aided with 52.2 km of Gradient IP, 22 km of MIMDAS, 2,690 station gravity survey, along with 2 soil surveys.   An integration of these data sets will help in selecting the 2006 drill targets.

Teck Cominco Limited has provided a 2006 work plan that has been reviewed and approved by the Joint Venture Operating Committee. The objective of the program is to identify sufficient additional resources that would justify the re-opening of the mine site.  An aggressive drill program comprised of 32,000m in 52 holes is planned to evaluate the Emanuel Range and Pillara areas with the assistance of additional IP and gravity geophysics.  IP surveying is planned for the Mt. Talbot area.

Koniambo Project, New Caledonia

Good progress was made during 2005 in advancing Falconbridge’s objectives with respect to the Koniambo ferronickel project in the Northern Province of New Caledonia.  Final agreements were put in place by and among Falconbridge, Société Minière du Sud Pacifique S.A. (“SMSP”), and other relevant parties to provide for the transfer of the Koniambo ore body in New Caledonia to Koniambo Nickel SAS, a company owned 49% by Falconbridge and 51% by SMSP.  Falconbridge had announced in late December 2005 that it had met the relevant conditions of the Bercy Accord for this transfer to take place, including having placed firm orders for at least $100 million in total for equipment and services relating to the project.

It is currently planned that the Koniambo project will encompass the construction of a 60,000 tonne per year ferronickel processing plant and related development of the mine site and infrastructure.  A detailed feasibility study was completed in December 2004.  The feasibility study was subject to two independent reviews in 2005 by two international engineering firms and feedback from both reviews has been positive.

The capital cost of the project is estimated to be $2.2 billion in 2004 dollars excluding interest to be incurred during construction and initial working capital requirements.  The capital cost of $2.2 billion includes the construction of a $600 million power station with an installed generating capacity of 390 MW. The remaining $1.6 billion relates to the metallurgical plant, mine development, and other infrastructure such as the port and road facilities.

Detailed engineering for the project continues in 2006.  Falconbridge expects to receive the necessary construction and operating permits in 2006, enabling the construction phase to commence in 2007.  Based on these key milestones being met as currently planned, start-up of the project is expected to occur in 2009/2010.

Falconbridge has, subject to certain terms and conditions, agreed to arrange for or provide up to 100 percent of the financing required for the project.  Given these financing arrangements, the project’s free cash flow would first be used to service and repay debt incurred to finance the construction of the project before any distributions would be available to the equity owners in the project.

At a 2.0% nickel cut-off grade, the Koniambo deposit contains measured plus indicated resources of 75.6 million tonnes at 2.47% nickel plus inferred resources of 82.7 million tonnes grading 2.5% nickel.  The measured and indicated resources were converted to proven and probable reserves totalling 62.5 million tonnes grading 2.40% nickel.  In addition, the project has an inferred limonite resource estimated at 100 million tonnes at 1.6% nickel and 0.2% cobalt that could be developed at a later date.

In 1998, Falconbridge entered into a joint-venture agreement with SMSP and its controlling shareholder, Société de Financement et d’Investissement de la Province Nord, for the evaluation and development of the 60,000-tonne per year nickel in ferronickel mining and smelting complex.

When developed, Koniambo will be one of the largest nickel producers in the world with initial production of 60,000 tonnes per year. In addition, future expansion could take advantage of the large resource base, which has an estimated life in excess of 50 years.

Kabanga, Tanzania

In April 2005, Falconbridge announced a joint venture agreement with Barrick Gold Corporation on the Kabanga nickel deposit, located in northwestern Tanzania. The current estimated inferred resource is 26.4 million tonnes grading 2.6% nickel.  Under the terms of the agreement, Falconbridge acquired a 50% indirect joint venture interest in respect of the Kabanga Project for $15 million and will be the operator of the joint venture.  Over the next several years, Falconbridge will fund and conduct a further $50-million work plan. Current work, including exploration and infill diamond drilling, metallurgical testing and engineering study work will lead to the completion of a scoping study in the first quarter of 2006.

Araguaia, Brazil

Falconbridge announced in September 2005 that it had discovered two new significant nickel laterite deposits on its Araguaia properties in the Para State of northern Brazil.  These are new grassroots discoveries in an area where the first recorded drilling for base metals was completed by Falconbridge’s exploration team in October 2004.

The Araguaia Belt includes a number of ophiolitic complexes that were obducted along the border of the Araguaia Neoproterozoic mobile belt. It comprises a variety of sedimentary rocks and several large ultramafic bodies that extends in excess of 400 kilometers in the north-south direction. Development of significant laterite profiles with nickel grades above 1% and thicknesses ranging from 10 to 110m have been identified overlying some of these ophiolite bodies.

Approximately 40% of the entire belt has been subjected to an airborne geophysical survey, including radiometric and magnetic data covering covered some 32,700 line-km at 500 meter line spacing. Falconbridge has drilled 786 holes (30,412) in the Araguaia Belt which are distributed as follows:

Target	# Holes	Meters
Serra do Tapa	399	19,308
Vale Sonhos	152	4,257
Cinzeiro Scout	53	1,498
Quatipuru	137	4,192
Muricilandia	20	601
Santa Tereza	13	321
Arapoema	12	235
TOTAL	786	30,412

Serra do Tapa is the top priority target identified to date based on significant nickel intercepts particularly in the north part of the target.  The target is at least 4.5 km long in a north-south direction and ranges from approximately 500m to 1000m wide based on 320m by 80m drilling carried out to date. The southern extension is also being tested with scout drill holes.  Vale dos Sonhos is located approximately 15 km southeast of the Serra do Tapa deposit. The target area extends 2.5 km in a north-south direction, is open to the north and south and averages approximately 800m wide based on current drilling.

Work in 2006 will include 14,000m of drilling at Serra do Tapa and Vale do Sonhos to close the drill grid to a spacing of 80m by 160m, followed by resource estimation when assay results are obtained.  The drill program continues with the objective of achieving a drill spacing of 80m by 80m to improve the level of confidence in the resource estimate.  Other drilling is planned to test the southern extensions of these zones as well as continue regional scout drilling along the Araguaia belt.

The project area is well positioned with respect to infrastructure. Ample hydro power is available and the distance to main transmission lines is 20-100km.  Rail service is available within 100-200 km, while roads and rail lines are being upgraded and extended to the South Network at 100km per year. Barge access to a sea port is possible from Maraba (200km from Cinzeiro) on the completion of the lock system at Tucurui which is planned for the end of 2007.

The deposits occur on properties owned by Falconbridge or where Falconbridge has the right to earn a 100% interest by completing a series of cash payments totaling $2.4 million staged over eight years. On the basis of airborne surveys covering approximately 22,000 square kilometres in the region, Falconbridge has consolidated its ground position over the key targets such that it now controls mineral rights (Exploration Licenses) to almost 5,400 square kilometres (539,000 hectares).

3.2          Other Subsidiaries

Novicourt Inc. (“Novicourt”)

We own approximately 62% interest in Novicourt Inc., a publicly traded Quebec company. Novicourt is a Canadian exploration and development company focused on the discovery of new mineral deposits mainly in Canada and Brazil. Novicourt’s primary asset until the depletion of ore in July 2005 was a 45% direct interest in the Louvicourt copper/zinc mine located near Val-d’Or, Quebec. Novicourt also owns a 45% interest in the Louvaur/Alexis Joint Venture, which carries out exploration on land surrounding the Louvicourt deposit.  Novicourt also participates in exploration joint ventures with others, including Falconbridge.

On July 12, 2005, the Louvicourt mill completed the processing of the final ore produced from the Louvicourt Mine as the ore reserves were depleted.

Copper production from the Louvicourt mine in 2005 was 17,000 tonnes (2004 – 33,000 tonnes) reflecting the reduced ore production and lower copper ore grades averaging 2.2% (2004 – 2.8%).  Zinc production was 13,000 tonnes of contained zinc (2004 – 21,000 tonnes).  Due to the mine’s closure in July 2005, Novicourt’s total net revenue in 2005 was Cdn$36.6 million, 40% lower than the total net revenue of Cdn$59.8 million in 2004.

Mineral Reserves and Resources(1)

Mining of the deposit was completed in July 2005.  All mineral reserves were depleted leaving no proven and probable mineral reserves at December 31, 2005.  Approximately 819,920 tonnes of mineral reserves were milled in 2005.

The Louvicourt mine reserves estimate was prepared and classified by AUR Resources Inc. as operator of the Louvicourt Joint Venture.  Mineral reserve estimates were the responsibility of Sylvie Lampron (P.Eng, Chief Engineer, Louvicourt Mine).

Magnola Metallurgy Inc. (“Magnola”)

In January 2003, we announced plans for a temporary shutdown of our magnesium business, which is held by Magnola, a company owned 80% by us, in response to major structural changes which had taken place in the global magnesium industry. A pre-tax charge of $520 million was recorded in the Company’s 2002 year-end financial results to reduce the carrying value of the magnesium project, as a result of the market conditions.

In 1997 when the decision to proceed with the Magnola project was made, magnesium offered very attractive growth opportunities, on the premise of its inherent strength-to-weight characteristics and the potential demand in the automobile industry. Since that time, exports of low-cost Chinese production have continued to grow and have depressed prices.

At the time of the announcement of the shutdown, there were approximately 380 employees located at the magnesium operations in Danville, Québec.

In 2003, a further $33 million pre-tax charge related to costs incurred to shut down the plant was recorded in the first quarter.  As of December 31, 2005 the book value of our magnesium business is approximately $280 million (December 31, 2004 - $272 million).

(1)   For Qualified Person information with respect to the mineral reserve and mining resource estimate, see “Mineral Reserves and Resources” in Item 3.9.4 of this Annual Information Form.

3.3          Technology

Falconbridge participates in a number of focused explorations research projects designed to reduce the cost of mineral exploration and increase the likelihood of success. Projects include the areas of geophysics, geology, geochemistry and remote sensing.

Falconbridge is also involved in the development, acquisition and application of technologies to improve the performance of its mining and metallurgical businesses and create opportunities for business growth.

Falconbridge has metallurgical technology facilities at the Falconbridge Technology Centre in Sudbury and the Nikkelverk refinery. Research is conducted at these facilities to provide mineral analyses, to develop new methods for treating ores and custom feeds, to improve nickel, copper and cobalt products and to develop environmentally sustainable production technologies.

The primary focus at the Technology Centre in Sudbury is on developing new technologies for Falconbridge in hydrometallurgy and pyrometallurgy for nickel laterites and nickel and copper sulphides.  The majority of the technical support is provided to the Nickel Business unit.  Other business units receive support on an as-needed basis.  Pilot plant facilities for metallurgical testing are located at Sudbury, the Nikkelverk refinery, Kidd Creek Metallurgical site, and at Lomas Bayas.  In 2005 several industrial scale metallurgical tests were also conducted including testing at the Sudbury Smelter, at Kidd Creek in Timmins and at CCR in Montreal.

Expenditures by Falconbridge on research and process development for the two years ended December 31, 2004 and 2005 were $22 million and $29 million, respectively.

3.4          Environment

The mining and mineral processing operations of Falconbridge are subject to extensive government regulations relating to the protection of the environment, including those relating to air and water quality, solid and hazardous waste handling and disposal, mine reclamation and closure, and occupational health and safety. In addition to mandated environmental safeguards, Falconbridge has many initiatives to improve both the internal and external environment, such as health research, auditing and risk management programs.  These aspects are aligned with and support Falconbridge’s commitments to sustainable development, where economic prosperity, environmental quality and social equity drive business activities.  At Falconbridge, sustainable development is the implementation of practices and policies that contribute to the well-being of the environment, economy and society to address the needs of customers, suppliers, shareholders, employees, government, the general public and the communities in which it operates, without compromising the ability of future generations to meet their own needs.

Falconbridge has in place a comprehensive environmental management system consisting of a sustainable development policy, codes of practice, audit frameworks, job descriptions and procedures, roles and responsibilities, employee training, public and employee reporting, emergency prevention and response, risk management and community awareness.

All operations are guided by an Environment, Health and Safety (EHS) and Sustainable Development Operating Manual that assists corporate, site, project managers and EHS professionals to implement the elements of the Falconbridge Limited Sustainable Development Policy.

All operations are also guided by the Falconbridge Code of Ethics which sets a high standard of ethical behaviour throughout the Company. The code requires that decision-making include due consideration for human rights, the provision of a living wage to all workers worldwide, a diverse workforce that encourages upward mobility, respect for indigenous rights, environmental improvement, transparency in our conduct and a commitment to sustainable communities. A procedure exists for employees to confidentially report issues of non-compliance to designated individuals or through the Company’s Ethics Hotline.

Falconbridge’s objective is to meet or surpass environmental standards set by relevant legislation, through the application of innovative and technically-proven economic measures in advance of prescribed deadlines. In addition, Falconbridge incurs substantial waste removal and site restoration costs on an ongoing basis, which it believes will minimize future liabilities for site closure.

3.5          Labour Relations

At December 31, 2005, we had approximately 14,500 employees in 18 countries.    Falconbridge is a party to collective agreements with unions representing employees at a number of operations.  In 2005, collective agreements were signed in respect of the following operations:

Three-year agreements:

•                  Norandal – Newport

•                  Kidd Metallurgical Division

•                  St. Ann Bauxite Mine (Production & Maintenance, Staff)

•                  Falcondo

Five-year agreement:

•                  Gramercy Alumina Refinery

Collective bargaining agreements for the following operations have expired or are scheduled to expire in 2006 in the months indicated:

•                  General Smelting (Montreal) – January 31

•                  Brunswick Mine (Bathurst) – February 28

•                  Brunswick Smelter (Bathurst) – February 28

•                  Horne Smelter (Rouyn) – March 1

•                  Bulk Handling Operation (Bathurst) – March 31

•                  Raglan Mine (Rouyn) – April 30

•                  Lomas Bayas (Chile) –April 30

•                  Nikkelverk (Norway) – April 1

•                  Antamina (Peru) – July 24

•                  Norandal – Salisbury (Salisbury) – November 20

•                  Altonorte (Chile) – December 12

3.6          Legal Proceedings

The United States Department of Justice convened a grand jury in 1999 to investigate possible criminal antitrust violations by Falconbridge and other sulphuric acid producers in the United States.  While still technically open, the Company is unaware of any ongoing activity and believes the investigation can be properly considered dormant.

In connection with this matter, class action lawsuits filed in various jurisdictions in the United States have been consolidated into the District Court in Chicago.  In addition, class actions filed in state court in California have been consolidated in the San Francisco state court.  Falconbridge is vigorously defending these actions and has asserted that they are without merit.

3.7                               Combination of Noranda and Former Falconbridge

Following the successful issuer bid of Noranda and its takeover bid for all of the common shares of Former Falconbridge that it did not already own, on June 30, 2005 Noranda and Former Falconbridge amalgamated under the laws of the Province of Ontario and continued as one company under the name “Falconbridge Limited”.  Further details of this amalgamation are set out in the joint management circular of these companies dated June 2, 2005.

3.8          Trends, Risks and Uncertainties

Fluctuating Metal Prices

Falconbridge’s earnings are affected by fluctuations in the prices of the metals it produces. Their prices are subject to volatile price movements over short periods of time. Falconbridge generally does not hedge prices of the metals we produce. Market prices can be affected by numerous factors beyond our control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of our competitors, global and regional demand and supply, political and economic conditions including availability of subsidies and tax incentives to our competitors and production costs in major producing regions. The prices for copper, nickel, zinc, aluminum or other metals produced by us may decline significantly from current levels. A reduction in the prices of one or more of these metals could materially adversely affect the value and amount of our reserves and our business, financial condition, liquidity and operating results.

Mining and Processing Risks

The business of mining and processing of metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as inclement weather conditions, floods and earthquakes and the handling of hazardous substances, the emissions of contaminants and other liability exposures. Such risks and hazards could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Falconbridge’s business, financial condition, liquidity and operating results could be materially adversely affected if any of these developments were to occur.

Although Falconbridge maintains insurance which Falconbridge believes is consistent with mining industry practice to the extent available to cover some of these risks and hazards, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Falconbridge’s property, business interruption and liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In such event, Falconbridge’s business, financial condition, liquidity and results of operations could be materially adversely affected.

Environmental Risks

Environmental legislation affects nearly all aspects of our operations worldwide. This type of legislation requires Falconbridge to obtain operating licenses and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of copper, nickel, zinc and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation can require significant expenditures, including expenditures for clean-up costs and damages arising out of contaminated properties. In addition to current requirements, Falconbridge expects that additional environmental regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supragovernmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality and absolute liability for spills and exceedences.

Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The protocol entered into force in February 2005. Various levels of government in Canada are developing a number of policy measures in order to meet Canada’s emission reduction obligations under the protocol. While the impact of the protocol and measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring, reporting and financial accounting. Compliance with these initiatives could have a material adverse effect on our business, financial condition, liquidity and operating results.

Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings brought based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on Falconbridge’s business, financial condition, liquidity and operating results.

Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean-up costs, damages and the loss of important permits. There can be no assurance that Falconbridge will at all times be in compliance with all environmental regulations or that steps required to bring us into compliance would not materially adversely affect Falconbridge’s business, financial condition, liquidity or operating results.

In view of the uncertainties concerning future removal and site restoration costs on Falconbridge’s properties, the ultimate costs for future removal and site restoration to Falconbridge could differ from the amounts estimated. The estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate. In addition, regulatory authorities in various jurisdictions around the world may require Falconbridge to post financial security to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. In some instances, Falconbridge has already provided this security. In other instances, such security may be required to be posted upon the occurrence of certain events including if Falconbridge ceases to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation or as a property nears the end of its operation. Although the posting of this security does not increase the future reclamation and restoration costs (other than costs associated with posting such security), a portion of Falconbridge’s credit may be required to back up these commitments, which could adversely affect Falconbridge’s liquidity.

Labour Relations

Collective agreements covering our unionized employees at Norandal-Newport, St. Ann (production & maintenance employees), and Gramercy were all renewed in 2005. At the Timmins Metallurgical site, a collective agreement was signed with the CAW after a one month strike in October, 2005. Bargaining has just been completed for the renewal of the collective agreements at Falcondo and St. Ann (staff employees only).

Eleven collective agreements have expired or will expire in 2006:

•                  General Smelting (Montreal) – January 31

•                  Brunswick Mine (Bathurst) – February 28

•                  Brunswick Smelter (Bathurst) – February 28

•                  Horne Smelter (Rouyn) – March 1

•                  Bulk Handling Operation (Bathurst) – March 31

•                  Raglan Mine (Rouyn) – April 30

•                  Lomas Bayas (Chile) –April 30

•                  Nikkelverk (Norway) – April 1

•                  Antamina (Peru) – July 24

•                  Norandal – Salisbury (Salisbury) – November 20

•                  Altonorte (Chile) – December 12

Collective agreements covering our unionized hourly employees at CEZ, CEZ (Effluent Treatment Operators), CCR, CCR (Security), Noranda Recycling -Roseville (two agreements), Noranda Recycling – San Jose, Sudbury Operations (Production & Maintenance), Sudbury Operations (Office, Clerical & Technical), Collahuasi, New Madrid, Norandal – Newport, Gramercy, St. Ann (Production & Maintenance) and Kidd Metallurgical division are currently in place and will expire between 2007 and 2008.

Uncertainty of Reserve Estimates and Production Estimates

Falconbridge’s reported mineral reserves as of December 31, 2005 are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. Falconbridge determines the amount of our mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. Falconbridge does not use outside sources to verify our reserves. The volume and grade of reserves actually recovered and rates of production from Falconbridge’s present mineral reserves may be less than geological measurements of the reserves. Market price fluctuations in nickel, copper, other metals and exchange rates, and changes in operating and capital costs, may in the future render certain mineral reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be modified or Falconbridge’s operations to be unprofitable in any particular fiscal period.

No assurance can be given that the estimated amount of ore will be recovered or that it will be recovered at the prices assumed by Falconbridge in determining reserves. Mineral reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire orebody. As more knowledge and understanding of the orebody are obtained, the reserve estimates may change significantly, either positively or negatively.

Falconbridge prepares estimates of future production for particular operations. These production estimates are based on, among other things, reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Falconbridge’s actual production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on Falconbridge’s future cash flows, earnings, results of operations and financial condition.

Exchange Rate Fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate and, to a lesser extent, Chilean Peso, Peruvian Sole, Norwegian Kroner and Euro exchange rates against the U.S. dollar, can significantly impact Falconbridge’s earnings and cash flows. These exchange rates have fluctuated substantially over time, including over the last five years. Most of Falconbridge’s revenues and debt are denominated in U.S. dollars, whereas a significant portion of operating costs at Falconbridge’s Canadian sites are incurred in Canadian dollars. Furthermore, a portion of Chilean operating costs are Peso denominated and Nikkelverk’s costs are incurred in Norwegian kroner.   Falconbridge has been reporting its financial results in U.S. dollars since July 1, 2003. Fluctuations in exchange rates between the U.S. dollar and the Canadian dollar and between the U.S. dollar and other currencies may give rise to foreign currency exposure and gains and losses, either favourable or unfavourable, which may in the future materially impact Falconbridge’s financial results. Falconbridge, from time to time, may hedge a portion of its currency exposures and requirements to try to limit any adverse effect of exchange rate fluctuations with respect to Falconbridge’s Canadian dollar and other costs, but there can be no assurance that such hedges will eliminate the potential material adverse effect of such fluctuations.

Interest Rate and Counterparty Risk

Falconbridge’s exposure to changes in interest rates results from investing and borrowing activities undertaken to manage Falconbridge’s liquidity and capital requirements. Falconbridge has entered into interest rate swap agreements to manage the interest rate risk associated with a portion of our fixed-rate debt. The interest rate swap changes our exposure to interest risk by effectively converting a portion of our fixed-rate debt to a floating rate. Falconbridge may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt or to enter into additional fixed-rate to floating-rate swaps. There can be no assurance that Falconbridge will not be materially adversely affected by interest rate changes in the future, notwithstanding our use of interest rate swaps.

In addition, Falconbridge’s interest rate swaps, metals hedging and foreign currency and energy risk management activities expose us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on Falconbridge’s business, financial condition and results of operations.

Energy Supply and Prices

Falconbridge’s operations and facilities are intensive users of natural gas, electricity and oil. The procurement dynamics of these energy types are becoming more connected as supply and demand conditions become more interdependent on a global basis. Uncontrollable factors such as strong demand from the Asia-Pacific region, political, regulatory and economic uncertainties, and the cost of emissions from fossil fuels, as well as problems related to local production and delivery conditions, continue to put upward pressure on prices.  Falconbridge’s supply contracts are governed by standard energy risk management principles, which ensure that supply, price and credit risks are managed effectively.

The security of energy supply is of primary importance.  Falconbridge’s business operations could be adversely affected, including loss of production and damage to our plants and equipment, if, even temporarily, the supply of energy to one or more of our facilities was interrupted. Additionally, prolonged loss of supply could materially adversely affect our business, financial condition, liquidity and results of operations. As a significant portion of Falconbridge’s costs relate to energy consumption, Falconbridge’s earnings are directly related to fluctuations in the cost of natural gas, electricity and oil. The current trend of increasing energy prices is expected to continue and as a result there is an increased focus within the operations on the management of energy use and the impact of rising energy costs on financial performance.

Foreign Operations

Some of Falconbridge’s activities and related assets are located in countries outside North America, some of which may be considered to be, or may become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organizations and other third parties, including non-governmental organizations, and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of foreign governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property without fair compensation.

Falconbridge performs a thorough risk assessment on a country-by-country basis when considering foreign activities and attempt to conduct our business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where we operate, but there can be no assurance that Falconbridge will be successful in so protecting ourselves. These projects and investments could also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

Market Access

Global and regional demand for metals is influenced by regulatory and voluntary initiatives to restrict or eliminate the use of certain metals in particular products or applications. Impacts of such measures can be global, creating non-tariff barriers to international trade and affecting product design and specifications on a global basis. Such measures could affect the balance between supply and demand and depress metal prices and treatment/refining charges. Metals with a limited number of major applications are most susceptible to changes in demand and price in response to such measures.

Production Technology

Falconbridge believes that the technology we use to produce and process metals is significantly advanced and, in part due to high investment costs, subject only to slow technological change. However, there can be no assurance that more economical production or processing technology will not be developed or that the economic conditions in which current technology is applied will not change.

Legal Proceedings

The nature of Falconbridge’s business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period, and a substantial judgment could have a material adverse impact on Falconbridge’s business, financial condition, liquidity and results of operations.

Sulphuric Acid

Sulphur dioxide is a by-product from the smelting of copper, zinc, nickel and lead sulphide concentrates. Falconbridge captures sulphur dioxide to minimize acid rain emissions, and converts it into sulphuric acid.  Due to increasingly strict environmental standards worldwide for sulphur dioxide emissions, involuntary production of sulphuric acid by smelters is growing. The balance of world acid production is largely based on elemental sulphur, whose supply is now a by-product of oil and gas production, and growing more rapidly than demand. Long term, these factors may make it more difficult for us to obtain satisfactory prices for our sulphuric acid. However, Falconbridge’s production of sulphuric acid cannot be reduced in response to low prices, or dropping sales volumes, without a corresponding reduction in our production of metals.

Raw Material Procurement Risks

Procurement of raw materials involves the risks typically connected with commercial transactions, which can include trade barriers, political instability and problems due to local production conditions. In addition, Falconbridge’s supply contracts provide that suppliers of concentrate may be released from their delivery obligations to us if certain “force majeure” events occur. Falconbridge’s business operations could be adversely affected, at least temporarily, if supplies of raw materials are interrupted as a result of the imposition of trade barriers or other events and if Falconbridge is unable, on short notice, to shift to alternative sources of supply. Falconbridge also processes copper scrap, the availability of which in past years has been subject to significant fluctuations.  The availability of scrap, blister copper and other material we process can be significantly affected by competing demand from industrializing nations along with unforeseen production and logistical disruptions.

Takeover Bid

The Company is currently the subject of a takeover bid by Inco Limited. Upon successful completion of this transaction, there could be significant changes to the business, operations and management of the Company.  Should the takeover not be completed, the Company expects to continue operating as it has in the past and the anticipated benefits from the combination of Inco and the Company, as previously discussed, would not occur.

3.9          Statistical Tables

3.9.1       Production Volumes

The following table set out our mine, smelter and refinery production, as well as our primary aluminum production for the three years ended December 31, 2005:

Mine Production – Metal in concentrate(1)

	Falconbridge’s Average Beneficial Interest(3)	2005(2)(3)	2004(2)(3)	2003(2)(3)
	(%)	(tonnes)
Copper
Antamina	33.75	126,417	122,205	85,188
Collahuasi	37.3	182,248	205,116	168,578
Kidd Creek	84.9	42,738	41,029	46,409
Lomas Bayas	84.9	63,147	62,041	60,427
Louvicourt	28.0	7,452	14,387	17,002
Montcalm	84.9	4,996	1,188	—
Raglan	84.9	5,842	6,867	6,628
Sudbury Operations	84.9	23,367	24,694	29,161
Other	100	5,894	13,164	16,517
Total		462,101	490,691	429,910
Falconbridge share		410,606	345,114	297,429

Nickel
Sudbury Operations	84.9	19,708	22,602	24,143
Raglan	84.9	22,224	26,552	25,110
Montcalm	84.9	9,006	2,152	—
Falcondo – ferronickel	72.4	28,668	29,477	27,227
Total		79,606	80,783	76,480
Falconbridge share		64,002	45,016	43,110

Zinc
Antamina	33.75	62,216	64,157	122,422
Matagami	100	—	98,901	109,679
Brunswick	100	265,648	268,068	286,457
Kidd Creek	84.9	119,960	87,847	75,528
Louvicourt	28.0	5,827	9,277	8,045
Total		453,651	528,250	602,131
Falconbridge share		433,329	488,629	568,493

Lead
Brunswick	100	75,417	73,735	77,724
Falconbridge share		75,417	73,735	77,724

Cobalt
Sudbury Operations	84.9	525	313	611
Raglan	84.9	354	427	381
Total		879	740	992
Falconbridge share		747	436	590

Silver (000 ounces)
Brunswick	100	5,924	5,999	6,172
Kidd Creek	84.9	3,677	3,848	2,676
Antamina	33.75	3,307	2,718	2,293
Other	100	179	623	643
Total		13,087	13,188	11,784
Falconbridge share		12,532	11,606	10,700

Smelter and Refinery Production(1)

	Falconbridge’s Average Beneficial Interest(3)	2005(2)(3)	2004(2)(3)	2003(2)(3)
	(%)	(tonnes)
Copper smelted
Horne	100	146,952	149,730	132,739
Altonorte	100	297,567	266,640	260,971
Sudbury Operations	84.9	20,798	18,402	20,779
Kidd Creek	84.9	118,973	118,240	131,405
Total		584,290	552,812	545,894
Falconbridge share		563,185	496,652	484,259

Copper refined
CCR	100	304,184	288,395	235,425
Kidd Creek	84.9	111,231	115,578	132,364
Nikkelverk	84.9	38,681	35,643	35,852
Collahuasi	37.3	26,698	25,610	27,895
Lomas Bayas	84.9	63,147	62,041	60,427
Total		543,941	527,267	491,963
Falconbridge share		507,738	429,091	388,065

Nickel smelted
Sudbury Operations	84.9	63,093	52,595	59,831
Falconbridge share		53,566	30,978	35,599

Nickel refined
Nikkelverk	84.9	84,886	71,410	77,183
Falcondo	72.4	28,668	29,477	27,227
Total		113,554	100,887	104,410
Falconbridge share		92,824	56,857	59,728

Zinc refined
Noranda Income Fund(4)	25.0	272,418	277,283	267,270
Kidd Creek	84.9	113,711	121,557	94,719
Total		386,129	398,840	361,989
Falconbridge share		164,646	140,918	157,653

Lead refined
Brunswick	100	76,116	83,829	60,776
Falconbridge share		76,116	83,829	60,776

Bauxite
St. Ann	50.0	1,872,394	447,000	—
Falconbridge share		1,872,394	447,000	—

Alumina
Gramercy	50.0	588,313	139,345	—
Falconbridge share		588,313	139,345	—

Aluminum
Primary operations	100	245,581	247,472	244,044
Falconbridge share		245,581	247,472	244,044

Cobalt smelted
Sudbury Operations	84.9	2,423	1,838	2,196
Falconbridge share		2,057	1,083	1,307

Cobalt refined
Nikkelverk	84.9	5,021	4,670	4,556
Falconbridge share		4,263	2,751	2,711

Silver refined (000 ounces)
CCR Refinery	100	33,215	37,274	30,311
Falconbridge share		33,215	37,274	30,311

Gold refined (000 ounces)
CCR Refinery	100	908	1,102	1,132
Falconbridge share		908	1,102	1,132

Notes:

(1)           All production figures are shown on a 100% basis, except as otherwise noted and with the exception of Collahuasi, which represents Falconbridge’s 44% joint-venture interest, Louvicourt, which represents Novicourt’s 45% joint-venture interest, Antamina, which represents Falconbridge’s 33.75% joint-venture interest, St. Ann, which represents Falconbridge’s 50% joint-venture interest and Gramercy, which represents Falconbridge’s 50% joint-venture interest.

(2)           Falconbridge’s average beneficial interest in Louvicourt was 62.1% in 2005, 2004 and 2003.

(3)           Noranda Inc. amalgamated with Former Falconbridge on June 30, 2005 and was renamed to Falconbridge Limited (“the amalgamated Company”).  After June 30, 2005, the amalgamated Company owned a 100% beneficial interest in the operations of the old Falconbridge and the annual weighted average beneficial interest in the old Falconbridge held by the amalgamated Company was 84.9% (2004 - 58.9% and 2003 - 59.5%).

(4)           The Company sold the CEZ refinery to the Noranda Income Fund in May 2002 and sold the remainder of its priority units in a secondary offering in 2003. It currently owns 25.0% of the Noranda Income Fund’s outstanding units.

3.9.2       Sales Volumes and Realized Prices

The following tables present Falconbridge’s metal sales and concentrate sales, as well as average realized prices for the three years ended December 31, 2005.

Metal Sales – payable metal(1)

	Falconbridge’s Average Beneficial Interest(2)	2005(2)	2004(2)	2003(2)
	(%)	(tonnes)
Copper
CCR	100	298,286	293,174	235,339
Collahuasi	37.3	26,137	25,330	33,721
Kidd Creek	84.9	84,827	82,188	95,916
Lomas Bayas	84.9	63,746	60,190	61,289
Nikkelverk	84.9	59,470	51,057	59,208
Total		532,466	511,939	485,473
Falconbridge share		497,104	422,027	384,169

Nickel
Nikkelverk	84.9	85,374	71,374	78,978
Falconbridge share		72,483	42,039	46,992

Ferronickel
Falcondo	72.4	26,289	28,936	27,133
Falconbridge share		19,033	14,526	13,764

Zinc
Kidd Creek	84.9	116,071	119,535	98,628
Noranda Income Fund(3)	25.0	271,824	274,793	265,797
Total		387,895	394,328	364,425
Falconbridge share		166,500	139,104	159,421

Lead
Brunswick	100	73,730	83,194	60,452
Falconbridge share		73,730	83,194	60,452

Aluminum
Primary operations	100	247,771	248,977	246,737
Falconbridge share		247,771	248,977	246,737

Fabricated aluminum
Noranda Rolling Mills	100	177,910	173,853	146,716
Falconbridge share		177,910	173,853	146,716

Cobalt
Nikkelverk	84.9	3,836	3,648	3,400
Falconbridge share		3,257	2,149	2,023

Gold (000 ounces)
CCR	100	775	967	1,004
Falconbridge share		775	967	1,004

Silver (000 ounces)
CCR	100	32,786	36,467	30,870
Falconbridge share		32,786	36,467	30,870

Payable Metal in Concentrate(1)

	Falconbridge’s Average Beneficial Interest(2)	2005(2)	2004(2)	2003(2)
	(%)	(tonnes)
Copper
Antamina	33.75	91,567	80,905	72,143
Collahuasi	37.3	119,212	167,261	114,874
Horne	100	56,385	27,091	—
Total		267,164	275,257	187,017
Falconbridge share		249,163	206,513	140,493

Zinc
Antamina	33.75	40,699	51,951	100,142
Matagami	100	—	70,371	89,128
Brunswick	100	219,417	222,141	245,931
Kidd Creek	84.9	42,020	15,724	11,964
Total		302,136	360,187	447,165
Falconbridge share		295,791	353,724	442,320

Bauxite
St. Ann	50.0	928,735	21,320	—
Falconbridge share		928,735	21,320	—

Alumina
Gramercy	50.0	355,221	80,625	—
Falconbridge share		355,221	80,625	—

Molybdenum Concentrate
Collahuasi	37.3	251	—	—
Antamina	33.75	2,468	613	246
Total		2,719	613	246
Falconbridge share		2,681	613	246

Silver (000’s ounces)
Antamina	33.75	1,633	2,334	1,921
Falconbridge share		1,633	2,334	1,921
Average Realized Prices – ($US per pound, except as noted)
Copper		1.71	1.30	0.82
Nickel		6.85	6.40	4.40
Ferronickel		6.74	6.37	4.20
Zinc		0.70	0.52	0.43
Aluminum		0.91	0.84	0.68
Lead		0.50	0.43	0.27
Cobalt		14.97	22.48	9.42
Molybdenum		31.09	16.21	5.27
Gold – ($ per ounce)		444.08	402.17	362.97
Silver – ($ per ounce)		7.32	6.51	4.89
Exchange Rate (Cdn$1 = US$)		0.83	0.77	0.71

Notes:

(1)           All sales figures are shown on a 100% basis, with the exception of Collahuasi, which represents Falconbridge’s 44% joint-venture interest, Antamina, which represents Falconbridge’s 33.75% joint-venture interest, St. Ann, which represents Falconbridge’s 50% joint-venture interest and Gramercy, which represents Falconbridge’s 50% joint-venture interest

(2)           Noranda Inc. amalgamated with Former Falconbridge on June 30, 2005 and was renamed to Falconbridge Limited (“the amalgamated Company”).  After June 30, 2005, the amalgamated Company owned 100% beneficial interest in the operations of the old Falconbridge and the annual weighted average beneficial interest in the old Falconbridge held by the amalgamated Company was 84.9% (2004 -58.9%, 2003 - 59.5%).

(3)           Falconbridge sold the CEZ zinc refinery to the Noranda Income Fund in May 2002 and sold its priority units in a secondary offering in 2003. It currently owns indirectly 25.0% of the Noranda Income Fund’s outstanding units.

3.9.3       Mineral Reserves and Resources

Unless otherwise indicated, all estimates of mineral reserves and mineral resources:

•                  have been estimated in accordance with the CIM Definition Standards on Mineral Resources and Reserves, adopted by CIM Council on November 14, 2004, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by the CIM council on November 23, 2003 using geostatistical or classical methods, plus economic and mining parameters appropriate to each operation.

•                  were compiled, indirectly supervised and verified by Chester Moore who is Falconbridge’s Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with over 30 years experience as a geologist and is a qualified person as defined in NI 43-101.

•                  are shown on a 100% basis.

•                  Used the following long term metal prices for estimates: nickel $3.25/lb, copper $0.90/lb, zinc $0.50/lb with a nickel premium added at Sudbury Operations. Exchange rate of CDN$1.50 to US$1.00.

•                  have no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates.

Mineral Reserves(1)

	Falconbridge’s beneficial Interest		Dec. 31, 2005	Copper	Zinc	Nickel	Lead	Silver	Molybdenum	Aluminum
	(%)		(000’s tonnes)	(%)	(%)	(%)	(%)	(g/mt)	(%)	(%)

Copper Deposits
Kidd Creek	100.0	Proven	17,836	1.82	5.61	—	0.18	54	—	—
	100.0	Probable	1,178	2.05	4.41	—	0.09	33	—	—

		Total	19,014	1.84	5.53	—	0.18	53	—	—

Lomas Bayas	100.0	Proven	72,797	0.36	—	—	—	—	—	—
	100.0	Probable	166,423	0.36	—	—	—	—	—	—

		Total	239,220	0.36	—	—	—	—	—	—

Collahuasi(2)	44.0	Proven	245,275	1.10	—	—	—	—	—	—
	44.0	Probable	1,559,057	0.86	—	—	—	—	—	—

		Total	1,804,332	0.90	—	—	—	—	—	—

Antamina(3)	33.75	Proven	76,000	1.12	1.40	—	—	14.9	0.029	—
	33.75	Probable	374,000	1.19	0.84	—	—	12.4	0.031	—

		Total	450,000	1.18	0.93	—	—	12.9	0.031	—

Nickel Deposits
Sudbury	100.0	Proven	3,155	1.78	—	1.26	—	—	—	—
	100.0	Probable	4,900	1.27	—	1.13	—	—	—	—

		Total	8,055	1.47	—	1.18	—	—	—	—

Raglan	100.0	Proven	5,942	0.72	—	2.58	—	—	—	—
	100.0	Probable	8,908	0.81	—	2.95	—	—	—	—

		Total	14,850	0.77	—	2.80	—	—	—	—

Montcalm	100.0	Proven	4,157	0.69	—	1.45	—	—	—	—
	100.0	Probable	350	0.63	—	1.59	—	—	—	—

		Total	4,507	0.68	—	1.46	—	—	—	—

Falcondo	85.26	Proven	45,337	—	—	1.22	—	—	—	—
	85.26	Probable	9,036	—	—	1.05	—	—	—	—

		Total	54,373	—	—	1.19	—	—	—	—

Koniambo	49.0	Proven	17,182	—	—	2.50	—	—	—	—
	49.0	Probable	45,293	—	—	2.36	—	—	—	—

		Total	62,475	—	—	2.40	—	—	—	—

Zinc Deposits
Brunswick Mine(4)	100.0	Proven	13,230	0.38	8.83	—	3.52	104	—	—
	100.0	Probable	1,462	0.21	8.26	—	3.63	106	—	—

		Total	14,692	0.36	8.77	—	3.53	104	—	—

Aluminum Deposits
St. Ann Bauxite(5)	50.0	Proven	9,708	—	—	—	—	—	—	25.37
	50.0	Probable	19,593	—	—	—	—	—	—	24.91

		Total	29,301	—	—	—	—	—	—	25.06

Notes:

(1)           No adjustments have been made for metal losses during processing.

(2)           The Collahuasi mineral reserves have been estimated and provided by the operator of the joint venture based on a copper price of $0.95. The mineral reserves are estimated and classified using the Australasian code for Reporting of Mineral Resources and Ore Reserves (the “JORC” code). The estimates are inspected annually by Chester Moore.  Proven plus probable molybdenum reserves at the Rosario deposit total 1,055,694 tonnes at 0.025% molybdenum and are part of the total reserves as stated.

(3)           The Antamina mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore.  Estimates used the following metal prices: copper $0.95/lb, zinc $0.50/lb, molybdenum $5.00/lb, and silver $5.00/oz.

(4)           Estimates used the following metal prices and exchange rate: zinc $0.65/lb, copper $1.50/lb, lead $0.35/lb, silver $6.50/oz and Cdn$1.50 for US$1.00.

(5)           The St. Ann Bauxite mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore.

Mineral Resources(1) (in addition to Mineral Reserves)

	Falconbridge’s beneficial interest	Category	Dec. 31, 2005	Copper	Zinc	Nickel	Lead	Silver	Molybdenum
	(%)		(000’s tonnes)	(%)	(%)	(%)	(%)	(g/mt)	(%)

Copper Deposits
Kidd Creek Operations	100.0	Measured	891	2.37	3.75	—	0.18	35	—
		Indicated	1,706	2.06	7.59	—	0.19	55	—

		Total	2,597	2.17	6.28	—	0.18	48	—

		Inferred	11,900	2.7	4.8	—	0.3	81	—

Lomas Bayas	100.0	Measured	22,791	0.30	—	—	—	—	—
		Indicated	257,827	0.28	—	—	—	—	—

		Total	280,618	0.28	—	—	—	—	—

		Inferred	31,000	0.30	—	—	—	—	—

Collahuasi(2)	44.0	Measured	48,674	0.55	—	—	—	—	—
		Indicated	429,686	0.65	—	—	—	—	—

		Total	478,360	0.64	—	—	—	—	—

		Inferred	1,820,000	0.75	—	—	—	—	—

Antamina(3)	33.75	Measured	35,000	0.53	0.39	—	—	7.0	0.033
		Indicated	25,000	0.44	0.26	—	—	6.4	0.026

		Total	60,000	0.49	0.33	—	—	6.7	0.030

		Inferred	41,000	0.8	0.6	—	—	16	0.02

Nickel Deposits
Sudbury Operations	100.0	Measured	3,347	0.61	—	1.85	—	—	—
		Indicated	17,187	1.09	—	2.38	—	—	—

		Total	20,534	1.02	—	2.30	—	—	—

		Inferred	29,000	2.6	—	1.8	—	—	—

Raglan	100.0	Measured	55	1.12	—	3.92	—	—	—
		Indicated	3,336	0.80	—	2.40	—	—	—

		Total	3,391	0.80	—	2.42	—	—	—

		Inferred	7,700	0.8	—	3.0	—	—	—

Falcondo	85.26	Measured	—	—	—	—	—	—	—
		Indicated	13,840	—	—	1.53	—	—	—

		Total	13,840	—	—	1.53	—	—	—

		Inferred	6,300	—	—	1.4	—	—	—

Koniambo (4)	49.0	Inferred	156,000	—	—	2.2	—	—	—

Zinc Deposits
Brunswick Mine	100.0	Measured	1,542	0.34	9.07	—	3.53	94	—
		Indicated	1,942	0.30	9.60	—	4.07	101	—

		Total	3,484	0.32	9.36	—	3.83	98	—

Notes:

(1)           Mineral resources do not include allowances for dilution or mining recovery.

(2)           The mineral resources have been estimated and provided by the operator of the joint venture based on a copper price of $1.15. The mineral resources are estimated and classified using the Australasian code for Reporting of Mineral Resources and Ore Reserves (the “JORC” code).  The estimates are inspected annually by Chester Moore.   The inferred resource total does not include the inferred resource estimate of 248 million tonnes grading 1.5% copper at Rosario Oeste.

(3)           The Antamina mineral resources have been estimated and provided by the operator of the joint venture.  The estimates are inspected annually by Chester Moore.  Estimates used the following metal prices:  copper $0.95/lb, zinc $0.50/lb, molybdenum $5.00/lb, and silver $5.00/oz.

(4)           Mineral resource total does not contain limonite inferred resource of 100 million tonnes grading 1.6% nickel and 0.2% cobalt.

3.9.4       Reconciliation of Mineral Reserves

The reconciliation of mineral reserves at each of the mines as at December 31, 2004 to December 31, 2005 are as follows:

		Falconbridge’s beneficial interest	December 31, 2004	Ore treated in 2005	Additions/ revisions	December 31, 2005
		(%)	(000 mt)	(000 mt)	(000 mt)	(000 mt)

Copper
Kidd Creek	Proven	100.0	14,286	(2,320)	5,870	17,836
	Probable	100.0	3,780	—	(2,602)	1,178
Lomas Bayas	Proven	100.0	41,180	(19,508)	51,125	72,797
	Probable	100.0	301,521	(14,742)	(120,356)	166,423
Collahuasi	Proven	44.0	310,503	(41,986)	(23,242)	245,275
	Probable	44.0	1,539,102	(3,287)	23,242	1,559,057
Antamina	Proven	33.8	251,000	(30,000)	(145,000)	76,000
	Probable	33.8	217,000	—	157,000	374,000
Louvicourt	Proven	28.0	544	(820)	276	—
	Probable	28.0	13	—	(13)	—

Nickel
Sudbury	Proven	100.0	4,554	(1,877)	478	3,155
	Probable	100.0	7,310	(294)	(2,116)	4,900
Raglan	Proven	100.0	6,270	(934)	606	5,942
Montcalm	Probable	100.0	9,382	—	(474)	8,908
	Proven	100.0	3,162	(750)	1,745	4,157
	Probable	100.0	1,724	—	(1,374)	350
Falcondo	Proven	85.3	47,846	(3,920)	1,411	45,337
	Probable	85.3	9,557	—	(521)	9,036
Koniambo	Proven	49.0	—	—	17,182	17,182
	Probable	49.0	—	—	45,293	45,293

Zinc
Brunswick	Proven	100.0	14,937	(3,373)	1,666	13,230
	Probable	100.0	2,498	(156)	(880)	1,462

Aluminum	Proven	50.0	7,214	(4,056)	6,550	9,708
St Ann Bauxite	Probable	50.0	25,586	—	(5,993)	19,593

The following table sets out the Company’s share of the metals and minerals contained in Falconbridge’s mineral reserves:

Metal Contained in Reserves(1) – Falconbridge’s Share

		Tonnes (000)						Ounces*
		Copper	Zinc	Nickel	Lead	Molybdenum	Aluminum	Silver
								(millions)
Wholly-owned
Copper Deposits	Kidd Creek	349	1,052	—	34	—	—	32
	Lomas Bayas	861	—	—	—	—	—	—
Nickel Deposits	Sudbury	118	—	95	—	—	—	—
	Raglan	115	—	416	—	—	—	—
	Montcalm	31	—	66	—	—	—	—
Zinc Deposits	Brunswick	53	1,289	—	519	—	—	49

	Sub-Total Proven & Probable	1,527	2,341	577	553	—	—	81

Divided Interest
Copper Deposits	Collahuasi (44%)	7,114	—	—	—	—	—	—
	Antamina (33.8%)	1,789	1,419	—	—	47	—	63
Nickel Deposits	Falcondo (85.3%)	—	—	553	—	—	—	—
	Koniambo (49%)	—	—	734	—	—	—	—
Aluminum Deposits	St. Ann Bauxite (50%)	—	—	—	—	—	3,672	—

	Sub-Total Proven & Probable	8,903	1,419	1,287	—	47	3,672	63

Totals – Falconbridge’s share
Proven & Probable		10,430	3,760	1,864	553	47	3,672	144

* Troy ounce.

Notes:

(1)   Calculated from the mineral reserves contained in the table entitled “Mineral Reserves” in this Item 3.9.4.   Does not consider processing losses.

Exploration & Advanced Projects(1)

	Falconbridge’s beneficial interest	Resource/ Reserve Category
				Grade
			Tonnes	Copper	Zinc	Nickel	Lead	Silver	Gold	Molybdenum	Cobalt
	(%)		(millions)	(%)	(%)	(%)	(%)	(gm/mt)	(gm/mt)	(%)	(%)

Copper Deposits
El Pachón, Argentina(2)	100.0	Measured	37.1	1.15	—	—	—	4.0	—	0.03	—
		Indicated	686.8	0.62	—	—	—	2.5	—	0.01	—

		Total	723.9	0.65	—	—	—	2.6	—	0.02	—

		Inferred	560.0	0.52	—	—	—	2.6	—	0.01	—

El Morro, Chile(2)	70.0	Inferred	466.0	0.61	—	—	—	—	0.50	—	—
Rosario Oeste, Chile(3)	44.0	Inferred	248.0	1.54	—	—	—	—	—	—	—
El Pilar, Mexico	100.0	Inferred	210.0	0.34	—	—	—	—	—	—	—
Frieda River, Papua New Guinea	72.0
Horse / Ivaal / Trukai		Indicated	74.6	0.63	—	—	—	—	0.37	—	—
		Inferred	360.0	0.60	—	—	—	—	0.38	—	—
Koki(4)		Inferred	270.0	0.40	—	—	—	—	0.30	—	—
Nena(4)		Measured	25.9	3.04	—	—	—	—	0.66	—	—
		Indicated	16.8	3.16	—	—	—	—	0.48	—	—

		Total	42.7	3.09	—	—	—	—	0.59	—	—

		Inferred	0.02	2.1	—	—	—	—	0.2	—	—

Mine D, Ontario(5)	100.0	Indicated	1.63	2.02	7.55	—	0.19	55	—	—	—
		Inferred	11.8	2.7	4.8	—	0.3	82	—	—	—

Lomas Bayas II, Chile(6)	100.0	Measured	125.2	0.31	—	—	—	—	—	—	—
		Indicated	345.1	0.28	—	—	—	—	—	—	—

		Total	470.3	0.29	—	—	—	—	—	—	—

		Inferred	150.0	0.21	—	—	—	—	—	—	—

Nickel Deposits
Nickel Rim South, Ontario(7)	100.0	Inferred	13.4	3.3	—	1.8	—	15	0.8	—	0.04
Onaping Depth, Ontario(7)	100.0	Indicated	14.6	1.15	—	2.52	—	2.3	0.12	—	0.06
		Inferred	1.2	1.2	—	3.6	—	3.0	0.1	—	0.07

Fraser Morgan(7), Ontario	100.0	Measured	3.33	0.61	—	1.85	—	2.28	0.05	—	0.06
		Indicated	1.55	0.46	—	1.69	—	1.61	0.04	—	0.06

		Total	4.88	0.56	—	1.80	—	2.07	0.05	—	0.06

		Inferred	2.4	0.5	—	1.8	—	1.2	—	—	0.1

Kabanga(2)	50.0	Inferred	26.4	—	—	2.6	—	—	—	—	—

Zinc Deposits
Perseverance, Quebec	90.0	Measured	4.36	1.28	16.19	—	0.04	30	0.38	—	—

	Falconbridge’s beneficial interest	Resource/ Reserve Category	Tonnes
				Grade
				Copper	Zinc	Nickel	Lead	Silver	Gold	Molybdenum	Cobalt
	(%)		(millions)	(%)	(%)	(%)	(%)	(gm/mt)	(gm/mt)	(%)	(%)

		Indicated	0.76	1.03	13.68	—	0.04	27	0.34	—	—

		Total	5.12	1.24	15.82	—	0.04	29	0.38	—	—

Lady Loretta, Australia(8)	75.0	Measured	8.5	—	15.6	—	5.9	95	—	—	—
		Indicated	3.1	—	17.5	—	5.2	94	—	—	—

		Total	11.6	—	16.1	—	5.7	95	—	—	—

		Inferred	0.1	—	13.7	—	3.5	84	—	—	—

Lennard Shelf, Australia(8),(9)	50.0	Measured	1.40	—	8.80	—	2.15	—	—	—	—
		Indicated	1.37	—	8.15	—	1.75	—	—	—	—

		Total	2.77	—	8.47	—	1.96	—	—	—	—

		Inferred	0.3	—	8.2	—	1.7	—	—	—	—

Notes:

(1)           The mineral resources/reserves are shown on a 100% basis.

(2)           Subject to fulfillment of certain conditions.

(3)           The mineral resources are supplied by the operator of the Collahuasi joint venture

(4)           Mineral reserves and resources estimated by Highlands Pacific Limited, the optionor of the property.

(5)           Also included as part of the Kidd Creek mineral resources on the Mineral Reserves and Mineral Resources table in this Item 3.9.4.

(6)           Option to purchase.

(7)           Also included as part of the Sudbury mineral resources on the Mineral Reserves and Mineral Resources table in this Item 3.9.4.

(8)           The mineral resources were estimated and classified using the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC” code) which are comparable to the NI 43-101 definitions. These estimates would not have been materially different if made using the CIM definitions.

(9)           Resource estimate supplied by Teck Cominco Limited.  Estimate developed as part of economic evaluation study with dilution and mining recovery included.

4.             DIVIDEND POLICY

The Company views common share dividends as an important part of a shareholder’s return on investment. As a result, the Company attempts to pay a common share dividend at all points of the economic cycle, so long as the payment does not impair the Company’s financial position. It is expected that the common share dividend will increase or decrease to reflect the Company’s operating results and financial position.

The preferred shares of each series issued by the Company, rank in priority to the common shares with respect to the payment of dividends.  The following chart shows the amount of cash dividends declared per share for each class of the Company’s shares for the last three years.

DIVIDENDS	2005	2004	2003
Per common share	Cdn$0.48	Cdn$0.48	Cdn$0.64
Per preferred share
Series F (floating dividend)	Cdn$0.94	Cdn$0.99	Cdn$1.17
Series G	Cdn$1.53	Cdn$1.53	Cdn$1.53
Series H(1)	Cdn$1.63	Cdn$1.63	Cdn$1.25
Series 1	Cdn$0.08	Cdn$0.08	Cdn$0.08
Series 2 (floating dividend)	Cdn$0.98	Cdn$0.74	Cdn$1.47
Series 3(2)	Cdn$1.15	Cdn$0.86	—
Per junior preference share(3)
Series 1	US$0.98	—
Series 2	US$1.03	—	—
Series 3	US$1.07	—	—

Notes:

(1)   The Preferred Shares, Series H were issued on March 25, 2003.  Amounts shown in respect of 2003 represent total dividends paid during the period from March 25, 2003 to December 31, 2003.

(2)   The Preferred Shares, Series 3 were issued on March 1, 2004.  Amounts shown in respect of 2004 represent total dividends paid from March 1, 2004 until December 31 2004.

(3)   The junior preference shares were issued on March 24, 2005.  Amounts shown in respect of 2005 represent total dividends paid during the period March 25, 2005 to December 31, 2005.

5.             CAPITAL STRUCTURE OF THE COMPANY

The Company’s capital structure consists of an unlimited number of common shares, an unlimited number of preferred shares issuable in series, an unlimited number of junior preference shares issuable in series and an unlimited number of participating shares issuable in series of which, as at December 31, 2005, 370,688,138 common shares, 3,246,057 Preferred Shares, Series F, 8,753,943 Preferred Shares, Series G , 6,000,000 Preferred Shares, Series H, 89,835 Preferred Shares, Series 1, 4,787,283 Preferred Shares, Series 2, 3,122,882 Preferred Shares, Series 3, 11,999,899 Junior Preference Shares, Series 1, 11,999,899 Junior Preference Shares, Series 2, 5,999,903 Junior Preference Shares, Series 3 and no Participating Shares were issued and outstanding.

The Falconbridge Common Shares, Preferred Shares, Junior Preference Shares and Participating Shares will have attached thereto the provisions summarized below. Falconbridge will furnish upon request a copy of the text of the provisions attaching to any class or series of Falconbridge shares.

Common Shares

Each Common Share entitles the holder to dividends if, as and when declared by the board of directors of Falconbridge, to one vote at all meetings of shareholders and to participate rateably in any distribution of the assets of Falconbridge upon liquidation, dissolution or winding-up, subject to the prior rights of holders of Preferred Shares and Junior Preference Shares.

See “2.1  Three Year History – Recent Developments” for a description of the Shareholder Rights Plan in relation to the Common Shares.

Preferred Shares

The Preferred Shares may at any time or from time to time be issued in one or more series. Falconbridge’s board of directors may by resolution fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Preferred Shares.

The Preferred Shares will be entitled to a preference over the Common Shares, the Junior Preference Shares and any other of Falconbridge’s shares ranking junior to the Preferred Shares in the distribution of assets in the event of Falconbridge’s liquidation, dissolution or winding-up or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

Each series of Preferred Shares will rank in parity with every other series of Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of Falconbridge’s liquidation, dissolution or winding-up or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

In the event of the liquidation, dissolution or winding-up of Falconbridge or any other distribution of assets of Falconbridge among its shareholders for the purpose of winding-up its affairs, the holders of Preferred Shares will be entitled to payment of an amount equal to the amount paid up on such shares in the case of any liquidation, dissolution, winding-up or other distribution which is involuntary, and to payment of an amount equal to the amount paid up thereon plus the premium on redemption applicable at the date thereof, if any, if the same is voluntary, together in all cases with all unpaid dividends accrued thereon (which will for such purpose be treated as accruing up to the date of distribution), the whole before any amount is paid or any assets of Falconbridge are distributed to the holders of any Common Shares, Junior Preference Shares or shares of any other class ranking junior to the Preferred Shares but the whole subject to the rights of the holders of any other class of shares of Falconbridge entitled to receive the assets of Falconbridge upon such distribution in priority to or rateably with the holders of the Preferred Shares. Upon payment to the holders of the Preferred Shares of the amount so payable to them, they will not be entitled to share in any further distribution of assets of Falconbridge.

Preferred Shares, Series F

The Preferred Shares, Series F will have attached thereto the series provisions summarized below.

Definitions of Terms

The following definitions are relevant to the Preferred Shares, Series F:

“Banks” means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the board of directors of Falconbridge by notice given to the transfer agent for the Preferred Shares, Series F, such notice to take effect on, and to be given at least two (2) business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Canadian Imperial Bank of Commerce and The Bank of Nova Scotia.

“Calculated Trading Price” for any month means:

(a)           the aggregate of the Daily Adjusted Trading Value for all Trading Days in such month;

divided by

(b)           the aggregate of the Daily Trading Volume for all Trading Days in such month.

“Daily Accrued Dividend Deduction” for any Trading Day means:

(a)           the product obtained by multiplying the dividend accrued on an Preferred Share, Series F in respect of the month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one (1) day);

divided by

(b)           the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date.

“Daily Adjusted Trading Value” for any Trading Day means:

(a)           the aggregate dollar value of all transactions of Preferred Shares, Series F on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day;

less

(b)           the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day.

“Daily Trading Volume” for any Trading Day means the aggregate number of Preferred Shares, Series F traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange.

“Deemed Record Date” means the last Trading Day of a month with respect to which no dividend is declared by the board of directors of Falconbridge.

“Dividend Payment Date” means the 12th day of each month.

“Dividend Period” means a month.

“Exchange” means the TSX or such other exchange or trading market in Canada as may be determined from time to time by Falconbridge as being the principal trading market for the Preferred Shares, Series F.

“Ex-Dividend Date” means:

(a)           the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the Ex-Dividend Date relative to any dividend record date for the Preferred Shares, Series F; or

(b)           if the board of directors of Falconbridge fails to declare a dividend in respect of a month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Preferred Shares, Series F.

“Prime” for a month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the Prime Rate in effect on each day of such month.

“Prime Rate” for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to 1.5% per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of Falconbridge from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon Falconbridge and upon all holders of Preferred Shares, Series F.

“Trading Day” means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day.

Stated Value

The Preferred Shares, Series F will have a stated value of Cdn$25.00 per share.

Dividends

The holders of the Preferred Shares, Series F will be entitled to receive floating adjustable cumulative preferred cash dividends as and when declared by the board of directors of Falconbridge, to accrue from the Effective Time of the Amalgamation and to be paid on the 12th day of each month. The dividend rate will float in relation to changes in Prime and will be adjusted upwards or downwards on a monthly basis by an adjustment factor whenever the Calculated Trading Price of the Preferred Shares, Series F is Cdn$24.875 or less or Cdn$25.125 or more, respectively. The maximum monthly adjustment for changes in the Calculated Trading Price will be ± 4.00% of Prime. The annual floating dividend rate applicable for a month will in no event be less than 50% of Prime or greater than Prime.

The Adjustment Factor for a month will be based on the Calculated Trading Price of the Preferred Shares, Series F for the preceding month determined in accordance with the following table:

If the Calculated Trading Price for the Preceding Month is	The Adjustment Factor as a Percentage of Prime shall be

Cdn$25.50 or more	-4.00%
Cdn$25.375 and less than Cdn$25.50	-3.00%
Cdn$25.25 and less than Cdn$25.375	-2.00%
Cdn$25.125 and less than Cdn$25.25	-1.00%
Greater than Cdn$24.875 and less than Cdn$25.125	nil
Greater than Cdn$24.75 to Cdn$24.875	1.00%
Greater than Cdn$24.625 to Cdn$24.75	2.00%
Greater than Cdn$24.50 to Cdn$24.625	3.00%
Cdn$24.50 or less	4.00%

The maximum Adjustment Factor for any month will be ± 4.00% of Prime.

If in any month there is no trade of at least a board lot of the Preferred Shares, Series F on the Exchange, the Adjustment Factor for the following month will be nil.

The annual floating dividend rate for a month will be calculated by Falconbridge as promptly as practicable, and notice thereof will be given to each stock exchange on which the Preferred Shares, Series F are listed for trading.

Redemption

The Preferred Shares, Series F will be redeemable at the option of Falconbridge, in whole but not in part at Cdn$25.50 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date of redemption. Notice of the redemption will be given by Falconbridge not less than 45 days nor more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

Falconbridge may at any time or times purchase for cancellation all or any part of the Preferred Shares, Series F in the open market, by private agreement or otherwise at the lowest price or prices at which in the opinion of the board of directors of Falconbridge such shares are obtainable.

Restrictions on Dividends and Retirement of Shares

Falconbridge will not, without the approval of the holders of outstanding Preferred Shares, Series F:

(a)           declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Falconbridge ranking junior to the Preferred Shares, Series F) on the Falconbridge Common Shares, Junior Preference Shares or any other shares of Falconbridge ranking junior to the Preferred Shares, Series F;

(b)           redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Falconbridge Common Shares, Junior Preference Shares or any other shares of Falconbridge ranking junior to the Preferred Shares, Series F (except out of the net cash proceeds of a substantially concurrent issue of shares of Falconbridge ranking junior to the Preferred Shares, Series F);

(c)           purchase or otherwise retire less than all the Preferred Shares, Series F then outstanding; or

(d)           redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or mandatory redemption or purchase obligation attaching thereto) any other shares of Falconbridge ranking on a parity with the Preferred Shares, Series F;

unless, in each such case, all dividends on outstanding Preferred Shares, Series F accrued up to and including the dividend payable on the last preceding Dividend Payment Date shall have been declared and paid. Any approval of the holders of the Preferred Shares, Series F required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the shares represented at a meeting, or adjourned meeting, of the holders of Preferred Shares, Series F duly called for the purpose and at which a quorum is present.

Rights on Liquidation

In the event of any liquidation, dissolution or winding-up of Falconbridge, the holders of the Preferred Shares, Series F will be entitled to receive Cdn$25.00 per Falconbridge Preferred Share, Series F plus an amount equal to all accrued and unpaid dividends up to but excluding the date of payment or distribution before any payment or distribution is made to the holders of the Falconbridge Common Shares, Junior Preference Shares or any other shares of Falconbridge ranking junior to the Preferred Shares, Series F. Upon payment of such amounts, the holders of the Preferred Shares, Series F will not be entitled to share in any further distribution of assets of Falconbridge.

Voting Rights

The holders of Preferred Shares, Series F will not be entitled (except as otherwise provided by law) to receive notice of, attend, or vote at, any meeting of the shareholders of Falconbridge unless Falconbridge shall have failed to pay twenty-four dividends, on the Preferred Shares, Series F, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of Preferred Shares, Series F will be entitled to receive notice of and to attend all shareholders’ meetings, and to one vote for each share held, except meetings at which only holders of another specified class or series are entitled to vote.

In connection with any action to be taken by Falconbridge which requires the approval of the holders of Preferred Shares, Series F voting as a series or as part of the class, each such share shall entitle the holder thereof to one vote.

Tax on Dividends

Falconbridge will elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to pay tax at a rate such that holders of Preferred Shares, Series F will not be required to pay tax on dividends received on the Preferred Shares, Series F under Part IV.1 of the Tax Act.

Modification

The provisions attaching to the Preferred Shares, Series F as a series may be repealed, altered, modified or amended with such approvals as may then be required by the OBCA, currently being at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of Preferred Shares, Series F duly called for the purpose and at which a quorum is present.

Conversion of Preferred Shares, Series F into Preferred Shares, Series G

Holders of Preferred Shares, Series F shall have the right, at their option, on November 1, 2006 and on November 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and conditions attaching to such shares, all or any Preferred Shares, Series F registered in their name into Preferred Shares, Series G on the basis of one Falconbridge Preferred Share, Series G for each Falconbridge Preferred Share, Series F. The conversion of Preferred Shares, Series F may be effected by surrender of the certificate(s) representing the same not earlier than 45 days prior to the Conversion Date but not later than the close of business on the 14th day preceding the Conversion Date at any office of any transfer agent of Falconbridge at which the

Preferred Shares, Series F are transferable accompanied by payment or evidence of payment of the tax (if any) payable, as provided in the terms and conditions attaching to the Preferred Shares, Series F, and a written instrument of surrender in form satisfactory to Falconbridge duly executed by the holder or their attorney authorized in writing.

Falconbridge shall, not less than 45 days nor more than 60 days prior to the applicable Conversion Date, give notice in writing to the then holders of the Preferred Shares, Series F of the above-mentioned conversion right and of the Selected Percentage Rate (as defined below under “Preferred Shares, Series G”) determined by the board of directors of Falconbridge to be applicable for the next succeeding Fixed Dividend Rate Period (as defined below under “Preferred Shares, Series G”) applicable to the Preferred Shares, Series G. Falconbridge shall give notice as provided under “Preferred Shares, Series G” of the Annual Dividend Rate (as defined below under “Preferred Shares, Series G”) applicable to the Preferred Shares, Series G for such Fixed Dividend Rate Period.

Holders of Preferred Shares, Series F shall not be entitled to convert their shares into Preferred Shares, Series G if, following the close of business on the 14th day preceding a Conversion Date, Falconbridge determines that there would remain outstanding on a Conversion Date less than 1,000,000 Preferred Shares, Series G, after having taken into account all Preferred Shares, Series F tendered for conversion into Preferred Shares, Series G and all Preferred Shares, Series G tendered for conversion into Preferred Shares, Series F. Falconbridge shall give notice in writing thereof to all the holders of the Preferred Shares, Series F at least seven (7) days prior to the applicable Conversion Date and will issue, prior to such Conversion Date, to the holders of Preferred Shares, Series F who have tendered Preferred Shares, Series F for conversion, new certificates evidencing the Preferred Shares, Series F tendered for conversion. Furthermore, if following the close of business on the 14th day preceding a Conversion Date Falconbridge determines that there would remain outstanding on a Conversion Date less than 1,000,000 Preferred Shares, Series F after having taken into account all Preferred Shares, Series F tendered for conversion into Preferred Shares, Series G and all Preferred Shares, Series G tendered for conversion into Preferred Shares, Series F, then, all, but not part, of the remaining outstanding Preferred Shares, Series F shall automatically be converted into Preferred Shares, Series G on the basis of one Falconbridge Preferred Share, Series G for each Falconbridge Preferred Share, Series F on the applicable Conversion Date and Falconbridge shall give notice in writing thereof to the holders of such remaining Preferred Shares, Series F at least seven (7) days prior to the Conversion Date.

If Falconbridge gives notice to the holders of the Preferred Shares, Series F of the redemption on a Conversion Date of all Preferred Shares, Series F, Falconbridge shall not be required to give notice as provided hereunder to the holders of the Preferred Shares, Series F of a Selected Percentage Rate of the Preferred Shares, Series G or of the conversion right of holders of Preferred Shares, Series F and the right of any holder of Preferred Shares, Series F to convert such Preferred Shares, Series F shall cease and terminate in that event.

Preferred Shares, Series G

The Preferred Shares, Series G will have attached thereto the series provisions summarized below.

Definitions of Terms

The following definitions are relevant to the Preferred Shares, Series G:

“Annual Dividend Rate” means for any Fixed Dividend Rate Period the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) which is equal to the Government of Canada Yield multiplied by the Selected Percentage Rate for such Fixed Dividend Rate Period.

“Fixed Dividend Rate Period” means for the initial Fixed Dividend Rate Period, the period ending on and including October 31, 2006, and for each succeeding Fixed Dividend Rate Period, the period commencing on the day immediately following the end of the immediately preceding Fixed Dividend Rate Period and ending on and including October 31 in the fifth year immediately thereafter.

“Government of Canada Yield” on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the board of directors of Falconbridge, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years.

“Selected Percentage Rate” for each Fixed Dividend Rate Period means the rate of interest, expressed as a percentage of the Government of Canada Yield, determined by the board of directors of Falconbridge as set forth in the notice to the holders of the Preferred Shares, Series G, which rate of interest shall be not less than 80% of the Government of Canada Yield.

Stated Value

The Preferred Shares, Series G will have a stated value of Cdn$25.00 per share.

Dividends

The holders of the Preferred Shares, Series G will be entitled to receive fixed cumulative preferred cash dividends as and when declared by the board of directors of Falconbridge, in the amount per share per annum determined by multiplying the Annual Dividend Rate by Cdn$25.00, to accrue from the date of issue and payable quarterly in respect of each 12 month period on the first day of February, May, August and November.

The board of directors of Falconbridge will, not less than 45 days nor more than 60 days prior to each Conversion Date (as defined below), determine the Selected Percentage Rate to be applicable to the following Fixed Dividend Rate Period and give notice in writing thereof to the then holders of the Preferred Shares, Series G.

The Annual Dividend Rate for each Fixed Dividend Rate Period will be calculated by Falconbridge on the 21st day prior to the first day of each Fixed Dividend Rate Period based upon the Selected Percentage Rate determined with respect to the relevant Fixed Dividend Rate Period and the Government of Canada Yield in effect at 10:00 a.m. (Toronto time) on the said 21st day prior to the first day of the relevant Fixed Dividend Rate Period. Notice of each Annual Dividend Rate shall be provided by Falconbridge within one business day following its determination to all stock exchanges in Canada on which the Preferred Shares, Series G are listed for trading, and within three business days following its determination by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montreal in both the French and English languages in a daily newspaper of general circulation in Montreal.

Redemption

The Preferred Shares, Series G will not be redeemable prior to November 1, 2006. The Preferred Shares, Series G will be redeemable, subject to applicable law and to the restrictions described under “— Restrictions on Dividends and Retirement of Shares”, on November 1, 2006 or on November 1 in every fifth year thereafter, at the option of Falconbridge in whole but not in part at Cdn$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date of redemption. Notice of the redemption will be given by Falconbridge not less than 45 days nor more than 60 days prior to the date fixed for redemption.

Conversion of Preferred Shares, Series G into Preferred Shares, Series F

Holders of Preferred Shares, Series G shall have the right, at their option, on November 1, 2006 and on November 1 in every fifth year thereafter (a ”Conversion Date”), to convert, subject to the terms and conditions attaching to such shares, all or any Preferred Shares, Series G registered in their name into Preferred Shares, Series F on the basis of one Falconbridge Preferred Share, Series F for each Falconbridge Preferred Share, Series G. The conversion of Preferred Shares, Series G may be effected by surrender of the certificate(s) representing the same not earlier than 45 days prior to the Conversion Date but not later than the close of business on the 14th day preceding the Conversion Date at any office of any transfer agent of Falconbridge at which the

Preferred Shares, Series G are transferable accompanied by payment or evidence of payment of the tax (if any) payable, as provided in the terms and conditions attaching to the Preferred Shares, Series G, and a written instrument of surrender in form satisfactory to Falconbridge duly executed by the holder or their attorney authorized in writing.

Falconbridge shall, not less than 45 days nor more than 60 days prior to the applicable Conversion Date, give notice in writing to the then holders of the Preferred Shares, Series G of the above-mentioned conversion right and of the Selected Percentage Rate determined by the board of directors of Falconbridge to be applicable for the next succeeding Fixed Dividend Rate Period.

Holders of Preferred Shares, Series G shall not be entitled to convert their shares into Preferred Shares, Series F if, following the close of business on the 14th day preceding a Conversion Date, Falconbridge determines that there would remain outstanding on a Conversion Date less than 1,000,000 Preferred Shares, Series F, after having taken into account all Preferred Shares, Series G tendered for conversion into Preferred Shares, Series F and all Preferred Shares, Series F tendered for conversion into Preferred Shares, Series G. Falconbridge shall give notice in writing thereof to all the holders of the Preferred Shares, Series G at least seven (7) days prior to the applicable Conversion Date and will issue, prior to such Conversion Date, to the holders of Preferred Shares, Series G who have tendered Preferred Shares, Series G for conversion, new certificates evidencing the Preferred Shares, Series G tendered for conversion. Furthermore, if following the close of business on the 14th day preceding a Conversion Date Falconbridge determines that there would remain outstanding on a Conversion Date less than 1,000,000 Preferred Shares, Series G after having taken into account all Preferred Shares, Series G tendered for conversion into Preferred Shares, Series F and all Preferred Shares, Series F tendered for conversion into Preferred Shares, Series G, then, all, but not part, of the remaining outstanding Preferred Shares, Series G shall automatically be converted into Preferred Shares, Series F on the basis of one Falconbridge Preferred Share, Series F for each Falconbridge Preferred Share, Series G on the applicable Conversion Date and Falconbridge shall give notice in writing thereof to the holders of such remaining Preferred Shares, Series G at least seven (7) days prior to the Conversion Date.

If Falconbridge gives notice to the holders of the Preferred Shares, Series G of the redemption on a Conversion Date of all the Preferred Shares, Series G, Falconbridge shall not be required to give notice as provided hereunder to the holders of the Preferred Shares, Series G of a Selected Percentage Rate or of the conversion right of holders of Preferred Shares, Series G and the right of any holder of Preferred Shares, Series G to convert such Preferred Shares, Series G shall cease and terminate in that event.

Purchase for Cancellation

Falconbridge may at any time or times purchase for cancellation all or any part of the Preferred Shares, Series G in the open market, by private agreement or otherwise at the lowest price or prices at which in the opinion of the board of directors of Falconbridge such shares are obtainable.

Restrictions on Dividends and Retirement of Shares

Falconbridge will not, without the approval of the holders of outstanding Preferred Shares, Series G:

(a)           declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Falconbridge ranking junior to the Preferred Shares, Series G) on Falconbridge Shares of or any other shares of Falconbridge ranking junior to the Preferred Shares, Series G;

(b)           redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Falconbridge Common Shares, Junior Preference Shares or any other shares of Falconbridge ranking junior to the Preferred Shares, Series G (except out of the net cash proceeds of a substantially concurrent issue of shares of Falconbridge ranking junior to the Preferred Shares, Series G);

(c)           purchase or otherwise retire less than all the Preferred Shares, Series G then outstanding; or

(d)           redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or mandatory redemption obligation attaching thereto) any other shares of Falconbridge ranking on a parity with the Preferred Shares, Series G;

unless, in each such case, all dividends on outstanding Preferred Shares, Series G accrued up to and including the dividend payable on the last preceding payment date shall have been declared and paid. Any approval of the holders of the Preferred Shares, Series G required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the shares represented at a meeting, or adjourned meeting, of the holders of Preferred Shares, Series G duly called for the purpose and at which a quorum is present.

Rights on Liquidation

In the event of any liquidation, dissolution or winding-up of Falconbridge, the holders of the Preferred Shares, Series G will be entitled to receive Cdn$25.00 per Falconbridge Preferred Share, Series G plus an amount equal to all accrued and unpaid dividends up to but excluding the date of payment or distribution before any payment or distribution is made to the holders of the Falconbridge Common Shares, Junior Preference Shares or any other shares of Falconbridge ranking junior to the Preferred Shares, Series G. Upon payment of such amounts, the holders of the Preferred Shares, Series G will not be entitled to share in any further distribution of assets of Falconbridge.

Voting Rights

The holders of Preferred Shares, Series G will not be entitled (except as otherwise provided by law) to receive notice of, attend, or vote at, any meeting of the shareholders of Falconbridge unless Falconbridge shall have failed to pay eight dividends on the Preferred Shares, Series G, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of Preferred Shares, Series G will be entitled to receive notice of and to attend all shareholders’ meetings, and to one vote for each share held, except meetings at which only holders of another specified class or series are entitled to vote.

In connection with any action to be taken by Falconbridge which requires the approval of the holders of Preferred Shares, Series G voting as a series or as part of the class, each such share shall entitle the holder thereof to one vote.

Tax on Dividends

Falconbridge will elect, in the manner and within the time provided under Part VI.l of the Tax Act to pay tax at a rate such that holders of Preferred Shares, Series G will not be required to pay tax on dividends received on the Preferred Shares, Series G under Part IV.1 of the Tax Act.

Modification

The provisions attaching to the Preferred Shares, Series G as a series may be repealed, altered, modified or amended with such approvals as may then be required by the OBCA currently being at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of Preferred Shares, Series G duly called for the purpose and at which a quorum is present.

Preferred Shares, Series H

The Preferred Shares, Series H will have attached thereto the series provisions summarized below.

Stated Value

The Preferred Shares, Series H will have a stated value of Cdn$25.00 per share.

Dividends

The holders of the Preferred Shares, Series H will be entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by Falconbridge’s board of directors, in an amount per share per annum equal to Cdn$1.625, accruing daily from the date of issue payable quarterly, in equal instalments of Cdn$0.40625 per share, on the last day of March, June, September and December in each year.

Redemption

The Preferred Shares, Series H are not redeemable before March 31, 2008. On or after March 31, 2008, but subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares”, Falconbridge may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Preferred Shares, Series H by the payment of an amount in cash for each such share so redeemed of Cdn$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by us).

Falconbridge will give notice of any redemption not less than 30 days nor more than 60 days prior to the date fixed for redemption. If less than all the outstanding Preferred Shares, Series H are at any time to be redeemed, the shares will be redeemed on a pro-rata basis.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares” below, Falconbridge may at any time or times purchase for cancellation all or any part of the Preferred Shares, Series H in the open market, by private agreement or otherwise at the lowest price or prices at which, in the opinion of Falconbridge’s board of directors, such shares are obtainable.

Conversion at the Option of Falconbridge

Falconbridge will not be entitled to convert the Preferred Shares, Series H prior to March 31, 2008. On or after this date, Falconbridge may, subject to applicable law and any requirement to obtain regulatory relief, and upon notice, convert all, or from time to time any part, of the then outstanding Preferred Shares, Series H into that number of Falconbridge Common Shares determined (per Cumulative Preferred Share, Series H) by dividing Cdn$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of Cdn$2.00 and 95% of the weighted average trading price of Falconbridge Common Shares on the TSX or, if not then traded on that exchange, on another exchange or market chosen by the Falconbridge board of directors on which Falconbridge common shares are then traded, during the 20 consecutive trading-day period ending on the fourth day immediately prior to the date of redemption, or, if that fourth day is not a trading day, on the immediately preceding trading day (the ”Current Market Price”). Fractional Falconbridge Common Shares will not be issued on any conversion of Preferred Shares, Series H but in lieu thereof Falconbridge will make cash payments.

Notice of any conversion will be given by Falconbridge not less than 30 days nor more than 60 days prior to the date fixed for conversion. If less than all the outstanding Preferred Shares, Series H are at any time to be converted, the shares to be converted will be selected on a pro-rata basis.

If Falconbridge exercises its right to convert Preferred Shares, Series H into Falconbridge Common Shares, Falconbridge reserves the right not to issue Falconbridge Common Shares to any person whose address is in, or whom Falconbridge or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require compliance by Falconbridge with the securities or other laws of such jurisdiction.

Conversion at the Option of the Holder

Subject to applicable law and Falconbridge’s rights described below, on or after June 30, 2008, each Series H Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice will be irrevocable) into that number of Falconbridge Common Shares determined (per Falconbridge Preferred Share, Series H) by dividing Cdn$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of Cdn$2.00 and 95% of the then Current Market Price. Fractional Falconbridge Common Shares will not be issued on any conversion of Preferred Shares, Series H, but in lieu thereof, Falconbridge will make cash payments.

Upon exercise of the conversion privilege by the holder of Preferred Shares, Series H, Falconbridge reserves the right not to issue Falconbridge Common Shares to any person whose address is in, or whom Falconbridge or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require compliance by Falconbridge with the securities or other laws of such jurisdiction.

Falconbridge may, subject to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Preferred Shares, Series H forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Preferred Shares, Series H to sell on the first business day after the date fixed for conversion all or any part of such Preferred Shares, Series H to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Preferred Shares, Series H is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of Cdn$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by Falconbridge). As a result, the Preferred Shares, Series H to be so redeemed or purchased will not be converted on the date set forth in the conversion notice.

If Falconbridge elects to redeem or arrange for the purchase of any Preferred Shares, Series H that are the subject of a conversion notice (the ”Subject Shares”), Falconbridge will, at least 20 days prior to the conversion date, give notice to all holders who have given Falconbridge a conversion notice, stating:

(a)           the number of Subject Shares to be redeemed for cash by Falconbridge;

(b)           the number of Subject Shares to be sold to another purchaser; and

(c)           the number of Subject Shares to be converted into Falconbridge Common Shares,

such that all of the Subject Shares will be redeemed, purchased or converted on or before the first business day after the date fixed for conversion and that the proportion of the Subject Shares which are either redeemed, purchased or converted on that conversion date will, to the extent practicable, be the same for each holder delivering a conversion notice.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of Falconbridge or any other distribution of assets of Falconbridge among its shareholders for the purpose of winding-up its affairs, the holders of the Preferred Shares, Series H will be entitled to receive Cdn$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by Falconbridge), before any amount is paid or any assets of Falconbridge are distributed to the holders of any Falconbridge shares ranking junior as to capital to the Preferred Shares, Series H. Upon payment of such amounts, the holders of the Preferred Shares, Series H will not be entitled to share in any further distribution of assets of Falconbridge.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Preferred Shares, Series H are outstanding, Falconbridge will not, without the approval of the holders of the Preferred Shares, Series H:

(a)           declare, pay or set apart for payment any dividends (other than stock dividends payable in Falconbridge shares ranking as to capital and dividends junior to the Preferred Shares, Series H) on shares of Falconbridge ranking as to dividends junior to the Preferred Shares, Series H;

(b)           except out of the net cash proceeds of a substantially concurrent issue of Falconbridge shares ranking as to return of capital and dividends junior to the Preferred Shares, Series H, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Falconbridge shares ranking as to capital junior to the Preferred Shares, Series H;

(c)           redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Preferred Shares, Series H then outstanding;

(d)           except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Preferred Shares, ranking as to the payment of dividends or return of capital on a parity with the Preferred Shares, Series H; or

(e)           issue any additional Preferred Shares, Series H or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Preferred Shares, Series H,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Preferred Shares, Series H and on all other shares of Falconbridge ranking prior to or on a parity with the Preferred Shares, Series H with respect to the payment of dividends have been declared paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Preferred Shares, Series H as a series and any other approval to be given by the holders of the Preferred Shares, Series H may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Preferred Shares, Series H are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Preferred Shares, Series H then present would form the necessary quorum. At any meeting of holders of Preferred Shares, Series H as a series, each such holder shall be entitled to one vote in respect of each Falconbridge Preferred Share, Series H held.

Voting Rights

The holders of the Preferred Shares, Series H will not (except as otherwise provided by law and except for meetings of the holders of Preferred Shares as a class and meetings of all holders of Preferred Shares, Series H as a series) be entitled to receive notice of, attend, or vote at, any meeting of Falconbridge shareholders unless and until Falconbridge has failed to pay eight quarterly dividends on the Preferred Shares, Series H, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of Falconbridge properly applicable to the payment of dividends. In the event of such non-payment, and for only as long as any such dividends remain in arrears, the holders of the Preferred Shares, Series H will be entitled to receive notice of and to attend each meeting of Falconbridge shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Falconbridge Preferred Share,

Series H held. The voting rights of the holders of the Preferred Shares, Series H will cease upon payment by Falconbridge of the amount of the dividends in arrears on such Preferred Shares, Series H.

Tax on Dividends

Falconbridge will elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to pay or cause payment of the tax, under Part VI.1 at a rate such that the corporate holders of Preferred Shares, Series H will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

Preferred Shares, Series 1

The Preferred Shares, Series 1 will have attached thereto the series provisions summarized below.

Dividends

The holders of the Preferred Shares, Series 1 will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the board of directors of Falconbridge, payable quarterly on the first day of June, September, December and March in each year. The quarterly preferential cash dividend will be Cdn$0.02 per Falconbridge Preferred Share, Series 1.

Redemption

Subject to applicable law and the provisions described below under “— Restrictions on Dividends and Retirement of Shares”, Falconbridge may redeem at any time all, or from time to time any part, of the outstanding Preferred Shares, Series 1 at its option without the consent of the holder, by the payment of an amount in cash of Cdn$10.00 for each such share so redeemed together with accrued and unpaid dividends to the date fixed for redemption.

Notice of any redemption will be given by Falconbridge at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding Preferred Shares, Series 1 are to be redeemed at any time, the shares to be redeemed will be selected by lot or in such other manner as Falconbridge may determine.

Purchase for Cancellation

Subject to applicable law, Falconbridge may at any time purchase for cancellation any Preferred Shares, Series 1 at the lowest price or prices at which, in the opinion of the board of directors of Falconbridge, such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of Falconbridge, the holders of the Preferred Shares, Series 1 shall be entitled to receive Cdn$10.00 per share, together with all dividends accrued and unpaid to the date of payment before any amount shall be paid or any assets of Falconbridge distributed to the holders of any shares ranking junior to the Preferred Shares, Series 1. Upon such payment, the holders of the Preferred Shares, Series 1 shall not be entitled to share in any further distribution of the assets of Falconbridge.

Restrictions on Dividends and Retirement of Shares

So long as any of the Preferred Shares, Series 1 are outstanding, Falconbridge will not, without the approval of the holders of the Preferred Shares, Series 1:

(a)           declare, pay or set apart for payment any dividends on the Falconbridge Common Shares, Junior Preference Shares or any other shares ranking junior to the Preferred Shares, Series 1 (other than stock dividends in shares of Falconbridge ranking junior to the Preferred Shares, Series 1); or

(b)           redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Falconbridge Common Shares, Junior Preference Shares or any other shares of Falconbridge ranking junior to the Preferred Shares, Series 1 (except out of the net cash proceeds of a substantially concurrent issue of shares of Falconbridge ranking junior to the Preferred Shares, Series 1); or

(c)           purchase or otherwise retire less than all the Preferred Shares, Series 1; or

(d)           except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Preferred Shares, redeem, purchase or otherwise retire or make any capital distribution on or in respect of any other shares of Falconbridge ranking on a parity with the Preferred Shares, Series 1;

unless, in each case, all dividends on outstanding Preferred Shares, Series 1 accrued up to and payable on the last preceding dividend payment date shall have been declared and paid. Any approval of the holders of the Preferred Shares, Series 1 required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the shares represented at a meeting, or adjourned meeting, of the holders of Preferred Shares, Series 1 duly called for the purpose and at which a quorum is present.

Modification

The provisions attaching to the Preferred Shares, Series 1 as a series may be repealed, altered, modified or amended with such approvals as may then be required by the OBCA, currently being at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of Preferred Shares, Series 1 duly called for the purpose and at which a quorum is present.

Voting Rights

The holders of Preferred Shares, Series 1 will be entitled to vote if Falconbridge shall have failed to pay eight dividends, whether or not consecutive, on the Preferred Shares, Series 1. In that event, and for only so long as any such dividends remain in arrears, the holders of Preferred Shares, Series 1 will be entitled to receive notice of and to attend all meetings of shareholders and to one vote for each share held, except meetings at which only holders of another class or series are entitled to vote.

Tax on Dividends

Falconbridge will elect, in the manner and within the time provided under Part V1.I of the Tax Act, to pay tax at a rate such that holders of Preferred Shares, Series 1 will not be required to pay tax on dividends received on the Preferred Shares, Series 1 under Part IV.I of the Tax Act.

Preferred Shares, Series 2

The Preferred Shares, Series 2 will have attached thereto the series provisions summarized below.

Definitions of Terms

The following definitions are relevant to the Preferred Shares, Series 2:

“Banks” means any two of Canadian Imperial Bank of Commerce, Bank of Montreal, Royal Bank of Canada, The Bank of Nova Scotia and The Toronto-Dominion Bank and any successor of any of them as may be designated from time to time by the Falconbridge board of directors by notice given to the transfer agent for the Preferred Shares, Series 2, such notice to take effect on, and to be given at least two business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Canadian Imperial Bank of Commerce and Bank of Montreal.

“Calculated Trading Price” for any month means:

(a)           the aggregate of the Daily Adjusted Trading Value for all Trading Days in such month;

divided by

(b)           the aggregate of the Daily Trading Volume for all Trading Days in such month.

“Daily Accrued Dividend Deduction” for any Trading Day means:

(a)           the product obtained by multiplying the dividend accrued on an Falconbridge Preferred Share, Series 2 in respect of the month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one day);

divided by

(b)           the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date.

“Daily Adjusted Trading Value” for any Trading Day means:

(a)           the aggregate dollar value of all transactions of Preferred Shares, Series 2 on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day, less

(b)           the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day.

“Daily Trading Volume” for any Trading Day means the aggregate number of Preferred Shares, Series 2 traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange.

“Deemed Record Date” means the last Trading Day of a month with respect to which no dividend is declared by the board of directors of Falconbridge.

“Dividend Payment Date” means the 12th day of each month.

“Dividend Period” means a month.

“Exchange” means the TSX or such other exchange or trading market in Canada as may be determined from time to time by Falconbridge as being the principal trading market for the Preferred Shares, Series 2.

“Ex-Dividend Date” means:

(a)           the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the Ex-Dividend Date relative to any dividend record date for the Preferred Shares, Series 2; or

(b)           if the board of directors of Falconbridge fails to declare a dividend in respect of a month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Preferred Shares, Series 2.

“Prime” for a month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the Prime Rate in effect on each day of such month.

“Prime Rate” for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to 1.5% per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of Falconbridge from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon Falconbridge and upon all holders of Preferred Shares, Series 2.

“Trading Day” means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day.

Dividends

The holders of the Preferred Shares, Series 2 will be entitled to receive floating adjustable cumulative preferential cash dividends, as and when declared by the Falconbridge board of directors, to accrue from the Effective Date and to be paid on the 12th day of each month. The dividend rate will float in relation to changes in Prime and will be adjusted upwards or downwards on a monthly basis by an adjustment factor whenever the Calculated Trading Price of the Preferred Shares, Series 2 is Cdn$24.875 or less or Cdn$25.125 or more, respectively. The maximum monthly adjustment for changes in the Calculated Trading Price will be ± 4.00% of Prime. The annual floating dividend rate applicable for a month will in no event be less than 50% of Prime or greater than Prime.

The Adjustment Factor for a month will be based on the Calculated Trading Price of the Preferred Shares, Series 2 for the preceding month determined in accordance with the following table:

If the Calculated Trading Price for the Preceding Month is	The Adjustment Factor as a Percentage of Prime shall be

Cdn$25.50 or more	-4.00%
Cdn$25.375 and less than Cdn$25.50	-3.00%
Cdn$25.25 and less than Cdn$25.375	-2.00%
Cdn$25.125 and less than Cdn$25.25	-1.00%
Greater than Cdn$24.875 and less than Cdn$25.125	nil
Greater than Cdn$24.75 to Cdn$24.875	1.00%
Greater than Cdn$24.625 to Cdn$24.75	2.00%
Greater than Cdn$24.50 to Cdn$24.625	3.00%
Cdn$24.50 or less	4.00%

The maximum Adjustment Factor for any month will be ±4.00% of Prime.

If in any month there is no trade of at least a board lot of the Preferred Shares, Series 2 on the Exchange, the Adjustment Factor for the following month will be nil.

The annual floating dividend rate for a month will be calculated by Falconbridge as promptly as practicable, and notice thereof will be given to each stock exchange on which the Preferred Shares, Series 2 are listed for trading.

Redemption

The Preferred Shares, Series 2 will be redeemable at the option of Falconbridge, in whole but not in part, at Cdn$25.50 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date of redemption. Notice of the redemption will be given by Falconbridge not less than 45 days nor more than 60 days prior to the date fixed for redemption.

Conversion

Holders of Preferred Shares, Series 2 shall have the right, at their option, on March 1, 2009 and on March 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and conditions attaching to such shares, all or any Preferred Shares, Series 2 registered in their name into Preferred Shares, Series 3 of Falconbridge on the basis of one Falconbridge Preferred Share, Series 3 for each Falconbridge Preferred Share, Series 2. The conversion of Preferred Shares, Series 2 may be effected by surrender of the certificate(s) representing the same not earlier than 45 days prior to the Conversion Date but not later than the close of business on the 14th day preceding the Conversion Date at any office of any transfer agent of Falconbridge at which the Preferred Shares, Series 2 are transferable accompanied by payment or evidence of payment of the tax (if any) payable, as provided in the terms and conditions attaching to the Preferred Shares, Series 2, and a written instrument of surrender in form satisfactory to Falconbridge duly executed by the holder or their attorney authorized in writing.

Falconbridge shall, not less than 45 days nor more than 60 days prior to the applicable Conversion Date, give notice in writing to the then holders of the Preferred Shares, Series 2 of the above-mentioned conversion right and of the Selected Percentage Rate (as defined below under “Preferred Shares, Series 3”) determined by the Falconbridge board of directors to be applicable for the next succeeding Fixed Dividend Rate Period (as defined below under “Preferred Shares, Series 3”) applicable to the Preferred Shares, Series 3. Falconbridge shall give notice as provided under “Preferred Shares, Series 3” of the Annual Dividend Rate (as defined below under “Preferred Shares, Series 3”) applicable to the Preferred Shares, Series 3 for such Fixed Dividend Rate Period.

Holders of Preferred Shares, Series 2 shall not be entitled to convert their shares into Preferred Shares, Series 3 if, following the close of business on the 14th day preceding a Conversion Date, Falconbridge determines that there would remain outstanding on a Conversion Date less than 500,000 Preferred Shares, Series 3, after having taken into account all Preferred Shares, Series 2 tendered for conversion into Preferred Shares, Series 3 and all Preferred Shares, Series 3 tendered for conversion into Preferred Shares, Series 2. Falconbridge shall give notice in writing thereof to all the holders of the Preferred Shares, Series 2 at least seven (7) days prior to the applicable Conversion Date and will issue, prior to such Conversion Date, to the holders of Preferred Shares, Series 2 who have tendered Preferred Shares, Series 2 for conversion, new certificates evidencing the Preferred Shares, Series 2 tendered for conversion. Furthermore, if following the close of business on the 14th day preceding a Conversion Date Falconbridge determines that there would remain outstanding on a Conversion Date less than 500,000 Preferred Shares, Series 2 after having taken into account all Preferred Shares, Series 2 tendered for conversion into Preferred Shares, Series 3 and all Preferred Shares, Series 3 tendered for conversion into Preferred Shares, Series 2, then, all, but not part, of the remaining outstanding Preferred Shares, Series 2 shall automatically be converted into Preferred Shares, Series 3 on the basis of one Falconbridge Preferred Share, Series 3 for each Falconbridge Preferred Share, Series 2 on the applicable Conversion Date and Falconbridge shall give notice in writing thereof to the holders of such remaining Preferred Shares, Series 2 at least seven (7) days prior to the Conversion Date.

If Falconbridge gives notice to the holders of the Preferred Shares, Series 2 of the redemption on a Conversion Date of all Preferred Shares, Series 2, Falconbridge shall not be required to give notice as provided hereunder to the holders of the Preferred Shares, Series 2 of a Selected Percentage Rate of the Preferred Shares, Series 3 or of the conversion right of holders of Preferred Shares, Series 2 and the right of any holder of Preferred Shares, Series 2 to convert such Preferred Shares, Series 2 shall cease and terminate in that event.

Purchase for Cancellation

Subject to applicable law and to the provisions described below under “— Restrictions on Dividends and Retirement of Shares”, Falconbridge may at any time purchase for cancellation any Preferred Shares, Series 2 at the lowest price or prices at which, in the opinion of the Falconbridge board of directors, such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of Falconbridge, the holders of the Preferred Shares, Series 2 shall be entitled to receive Cdn$25.00 per share, together with all dividends accrued and unpaid to the date of payment before any amount shall be paid or any assets of Falconbridge distributed to the holders of any shares ranking junior to the Preferred Shares, Series 2. Upon such payment, the holders of the Preferred Shares, Series 2 shall not be entitled to share in any further distribution of the assets of Falconbridge.

Restrictions on Dividends and Retirement of Shares

So long as any of the Preferred Shares, Series 2 are outstanding, Falconbridge will not, without the approval of the holders of the Preferred Shares, Series 2:

(a)           declare, pay or set apart for payment any dividends on the Falconbridge Common Shares, Junior Preference Shares or any other shares of Falconbridge ranking junior to the Preferred Shares, Series 2 (other than stock dividends in shares of Falconbridge ranking junior to the Preferred Shares, Series 2); or

(b)           redeem, purchase or otherwise retire or make any capital distribution on or in respect of any Falconbridge Common Shares, Junior Preference Shares or any other shares of Falconbridge ranking junior to the Preferred Shares, Series 2 (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Preferred Shares, Series 2); or

(c)           purchase or otherwise retire less than all the Preferred Shares, Series 2; or

(d)           except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Preferred Shares, redeem, purchase or otherwise retire any other shares ranking on a parity with the Preferred Shares, Series 2;

unless, in each case, all dividends on outstanding Preferred Shares, Series 2 accrued up to and including the dividend payment payable on the last preceding dividend payment date shall have been declared and paid. Any approval of the holders of the Preferred Shares, Series 2 required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the shares represented at a meeting, or adjourned meeting, of the holders of Preferred Shares, Series 2 duly called for the purpose and at which a quorum is present.

Modification

The provisions attaching to the Preferred Shares, Series 2 as a series may be repealed, altered, modified or amended with such approvals as may then be required by the OBCA, currently being at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of Preferred Shares, Series 2 duly called for the purpose and at which a quorum is present.

Voting Rights

The holders of the Preferred Shares, Series 2 will be entitled to vote if Falconbridge shall have failed to pay twenty-four dividends on the Preferred Shares, Series 2, in each case whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of Preferred Shares Series 2 will be entitled to receive notice of and to attend all meetings of shareholders and to one vote for each share held, except meetings at which only holders of another class or series are entitled to vote.

Tax on Dividends

Falconbridge will elect, in the manner and within the time provided under Part VI.I of the Tax Act to pay tax at a rate such that holders of Preferred Shares, Series 2 will not be required to pay tax on dividends received on the Preferred Shares, Series 2 under Part IV.l of the Tax Act.

Preferred Shares, Series 3

The Preferred Shares, Series 3 will have attached thereto the series provisions summarized below.

Definitions of Terms

The following definitions are relevant to the Preferred Shares, Series 3:

“Annual Dividend Rate” means for any Fixed Dividend Rate Period the rate of interest expressed as a percentage per annum (rounded to the nearest one thousandth (1/1000) of one percent (1%)) which is equal to the Government of Canada Yield multiplied by the Selected Percentage Rate for such Fixed Dividend Rate Period.

“Fixed Dividend Rate Period” means for the initial Fixed Dividend Rate Period, the period ending on and including February 28, 2009, and for each succeeding Fixed Dividend Rate Period, the period commencing on the day immediately following the end of the immediately preceding Fixed Dividend Rate Period and ending on and including the last day of February in the fifth year immediately thereafter.

“Government of Canada Yield” on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Falconbridge board of directors, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years.

“Selected Percentage Rate” for each Fixed Dividend Rate Period means the rate of interest, expressed as a percentage of the Government of Canada Yield, determined by the Falconbridge board of directors as set forth in the notice to the holders of the Preferred Shares, Series 3, which percentage shall be not less than 80%.

Dividends

The holders of the Preferred Shares, Series 3 will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Falconbridge board of directors, in the amount per share per annum determined by multiplying the Annual Dividend Rate by Cdn$25.00, to accrue from the date of issue and payable quarterly in respect of each 12 month period on the first day of March, June, September and December.

The Falconbridge board of directors will, not less than 45 days nor more than 60 days prior to each Conversion Date (as defined below) determine the Selected Percentage Rate to be applicable to the following Fixed Dividend Rate Period and give notice in writing thereof to the then holders of the Preferred Shares, Series 3.

The Annual Dividend Rate for each Fixed Dividend Rate Period will be calculated by Falconbridge on the 21st day prior to the first day of each Fixed Dividend Rate Period based upon the Selected Percentage Rate determined with respect to the relevant Fixed Dividend Rate Period and the Government of Canada Yield in effect at 10:00 a.m. (Toronto time) on the said 21st day prior to the first day of the relevant Fixed Dividend Rate Period. Notice of each Annual Dividend Rate shall be provided by

Falconbridge within one business day following its determination to all stock exchanges in Canada on which the Preferred Shares, Series 3 are listed for trading, and within three business days following its determination by publication once in the national edition of the Globe and Mail in the English language and once in the City of Montreal in both the French and English languages in a daily newspaper of general circulation in Montreal.

Redemption

The Preferred Shares, Series 3 will not be redeemable prior to March 1, 2009. The Preferred Shares, Series 3 will be redeemable, subject to applicable law and to the restrictions described under “— Restrictions on Dividends and Retirement of Shares”, on March 1, 2009 or on March 1 in every fifth year thereafter, at the option of Falconbridge, in whole but not in part, at Cdn$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date of redemption. Notice of the redemption will be given by Falconbridge not less than 45 days nor more than 60 days prior to the date fixed for redemption.

Conversion of Preferred Shares, Series 3 into Preferred Shares, Series 2

Holders of Preferred Shares, Series 3 shall have the right, at their option, on March 1, 2009 and on March 1 in every fifth year thereafter (a “Conversion Date”), to convert, subject to the terms and conditions attaching to such shares, all or any Preferred Shares, Series 3 registered in their name into Preferred Shares, Series 2 on the basis of one Falconbridge Preferred Share, Series 2 for each Falconbridge Preferred Share, Series 3. The conversion of Preferred Shares, Series 3 may be effected by surrender of the certificate(s) representing the same not earlier than 45 days prior to the Conversion Date but not later than the close of business on the 14 th day preceding the Conversion Date at any office of any transfer agent of Falconbridge at which the Preferred Shares, Series 3 are transferable accompanied by payment or evidence of payment of the tax (if any) payable, as provided in the terms and conditions attaching to the Preferred Shares, Series 3, and a written instrument of surrender in form satisfactory to Falconbridge duly executed by the holder or their attorney authorized in writing.

Falconbridge shall, not less than 45 days nor more than 60 days prior to the applicable Conversion Date, give notice in writing to the then holders of the Preferred Shares, Series 3 of the above-mentioned conversion right and of the Selected Percentage Rate determined by the Falconbridge board of directors to be applicable for the next succeeding Fixed Dividend Rate Period.

Holders of Preferred Shares, Series 3 shall not be entitled to convert their shares into Preferred Shares, Series 2 if, following the close of business on the 14 th day preceding a Conversion Date, Falconbridge determines that there would remain outstanding on a Conversion Date less than 500,000 Preferred Shares, Series 2, after having taken into account all Preferred Shares, Series 3 tendered for conversion into Preferred Shares, Series 2 and all Preferred Shares, Series 2 tendered for conversion in Preferred Shares, Series 3. Falconbridge shall give notice in writing thereof to all the holders of the Preferred Shares, Series 3 at least seven (7) days prior to the applicable Conversion Date and will issue, prior to such Conversion Date, to the holders of Preferred Shares, Series 3 who have tendered Preferred Shares, Series 3 for conversion, new certificates evidencing the Preferred Shares, Series 3 tendered for conversion.

Furthermore, if following the close of business on the 14th day preceding a Conversion Date Falconbridge determines that there would remain outstanding on a Conversion Date less than 500,000 Preferred Shares, Series 3 after having taken into account all Preferred Shares, Series 3 tendered for conversion into Preferred Shares, Series 2 and all Preferred Shares, Series 2 tendered for conversion into Preferred Shares, Series 3, then, all, but not part, of the remaining outstanding Preferred Shares, Series 3 shall automatically be converted into Preferred Shares, Series 2 on the basis of one Falconbridge Preferred Share, Series 2 for each Falconbridge Preferred Share, Series 3 on the applicable Conversion Date and Falconbridge shall give notice in writing thereof to the holders of such remaining Preferred Shares, Series 3 at least seven (7) days prior to the Conversion Date.

If Falconbridge gives notice to the holders of the Preferred Shares, Series 3 of the redemption on a Conversion Date of all Preferred Shares, Series 3, Falconbridge shall not be required to give notice as provided hereunder to the holders of the Preferred Shares, Series 3 of a Selected Percentage Rate of the Preferred Shares, Series 3 or of the conversion right of holders of Preferred

Shares, Series 3 and the right of any holder of Preferred Shares, Series 3 to convert such Preferred Shares, Series 3 shall cease and terminate in that event.

Purchase for Cancellation

Subject to applicable law and to the provisions described below under “— Restrictions on Dividends and Retirement of Shares”, Falconbridge may at any time purchase for cancellation any Preferred Shares, Series 3 at the lowest price or prices at which, in the opinion of the Falconbridge board of directors, such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of Falconbridge, the holders of the Preferred Shares, Series 3 shall be entitled to receive Cdn$25.00 per share, together with all dividends accrued and unpaid to the date of payment before any amount shall be paid or any assets of Falconbridge distributed to the holders of any shares ranking junior to the Preferred Shares, Series 3. Upon such payment, the holders of the Preferred Shares, Series 3 shall not be entitled to share in any further distribution of the assets of Falconbridge.

Restrictions on Dividends and Retirement of Shares

So long as any of the Preferred Shares, Series 3 are outstanding, Falconbridge will not, without the approval of the holders of the Preferred Shares, Series 3:

(a)           declare, pay or set apart for payment any dividends on the Falconbridge Common Shares, Junior Preference Shares or any other shares of Falconbridge ranking junior to the Preferred Shares, Series 3 (other than stock dividends in shares of Falconbridge ranking junior to the Preferred Shares, Series 3); or

(b)           redeem, purchase or otherwise retire or make any capital distribution on or in respect of any Falconbridge Common Shares, Junior Preference Shares or any other shares of Falconbridge ranking junior to the Preferred Shares, Series 3 (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Preferred Shares, Series 3); or

(c)           purchase or otherwise retire less than all the Preferred Shares, Series 3; or

(d)           except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Preferred Shares, redeem, purchase or otherwise retire any other shares ranking on a parity with the Preferred Shares, Series 3;

unless, in each case, all dividends on outstanding Preferred Shares, Series 3 accrued up to and including the dividend payment payable on the last preceding divided payment date shall have been declared and paid. Any approval of the holders of the Preferred Shares, Series 3 required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the shares represented at a meeting, or adjourned meeting, of the holders of Preferred Shares, Series 3 duly called for the purpose and at which a quorum is present.

Modification

The provisions attaching to the Preferred Shares, Series 3 as a series may be repealed, altered, modified or amended with such approvals as may then be required by the OBCA, currently being at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of Preferred Shares, Series 3 duly called for the purpose and at which a quorum is present.

Voting Rights

The holders of the Preferred Shares, Series 3 will be entitled to vote if Falconbridge shall have failed to pay eight dividends, whether or not consecutive, on the Preferred Shares, Series 3. In that event, and for only so long as any such dividends remain in arrears, the holders of Preferred Shares, Series 3 will be entitled to receive notice of and to attend all meetings of shareholders and to one vote for each share held except meetings at which only holders of another class or series are entitled to vote.

Tax on Dividends

Falconbridge will elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to pay tax at a rate such that holders of Preferred Shares, Series 3 will not be required to pay tax on dividends received on the Preferred Shares, Series 3 under Part IV.l of the Tax Act.

Junior Preference Shares

The Junior Preference Shares may at any time or from time to time be issued in one or more series. The Falconbridge board of directors may by resolution fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Junior Preference Shares.

The Junior Preference Shares rank junior to the Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of Falconbridge liquidation, dissolution or winding up or other distribution of Falconbridge assets among its shareholders for the purpose of winding-up its affairs.

The Junior Preference Shares of each series rank in a parity with the Junior Preference Shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of Falconbridge liquidation, dissolution or winding-up or other distribution of Falconbridge assets among its shareholders for the purpose of winding-up its affairs.

As long as any of the Preferred Shares are outstanding, Falconbridge must not at any time, without the approval of the holders of each series of Preferred Shares then outstanding, given in accordance with the terms of the Preferred Shares, declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Falconbridge) on the Junior Preference Shares or redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any series of Junior Preference Shares, if such action is prohibited by the terms of the Preferred Shares or the terms of any series of Preferred Shares that are then outstanding.

In the event of the liquidation, dissolution or winding-up of Falconbridge or any other distribution of assets of Falconbridge among its shareholders for the purpose of winding-up its affairs, the holders of the Junior Preference Shares will be entitled to payment of an amount equal to the amount paid up on such shares in the case of any liquidation, dissolution, winding-up or other distribution which is involuntary, and to payment of an amount equal to the amount paid up thereon plus the premium on redemption applicable at the date thereof, if any, if the same is voluntary, together in all cases with all unpaid dividends accrued thereon (which will for such purpose be treated as accruing up to the date of distribution), the whole before any amount is paid or any assets of Falconbridge distributed to the holders of any Falconbridge Common Shares or shares of any other class ranking junior to the Junior Preference Shares but the whole subject to the rights of the holders of any other class of shares of Falconbridge entitled to receive the assets of Falconbridge upon such distribution in priority to or rateably with the holders of the Junior Preference Shares. Upon payment to the holders of the Junior Preference Shares of the amount so payable to them, they will not be entitled to share in any further distribution of assets of Falconbridge.

The three series of Junior Preference Shares will have attached thereto the series provisions summarized below.

Certain Provisions of the Three Series of Junior Preference Shares

The definitions set out below are relevant to the Junior Preference Shares.

Stated Value:	$25 per Falconbridge Junior Preference Share.

Dividends:

Junior Preference Shares, Series 1: Holders of the Junior Preference Shares, Series 1 will be entitled to receive fixed preferential cumulative cash dividends, if, as and when declared by the board of directors of Falconbridge, in an amount equal to $1.50 per share per annum, payable quarterly in equal instalments on the last day of March, June, September and December of each year.

Junior Preference Shares, Series 2: Until June 30, 2010, holders of the Junior Preference Shares, Series 2 will be entitled to receive fixed preferential cumulative cash dividends, if, as and when declared by the board of directors of Falconbridge, in an amount equal to $1.5625 per share per annum, payable quarterly in equal instalments on the last day of March, June, September and December of each year.

From June 30, 2010 until June 30, 2012, holders of Junior Preference Shares, Series 2 will be entitled to fixed preferential cumulative cash dividends at a rate per annum equal to the greater of (i) 6.25%; and (ii) a rate equal to 2.05% over the seven year US treasury bond yield, at the commencement of such subsequent fixed rate period, payable quarterly in equal instalments on the last day of March, June, September and December of each year.

Junior Preference Shares, Series 3: Until June 30, 2010, holders of the Junior Preference Shares, Series 3 will be entitled to receive fixed preferential cumulative cash dividends, if, as and when declared by the board of directors of Falconbridge in an amount equal to $1.625 per share per annum, payable quarterly in equal instalments on the last day of March, June, September and December of each year.

From June 30, 2010 until June 30, 2012 and for each succeeding 2-year (or less, as applicable) subsequent fixed rate period until June 30, 2015, holders of Junior Preference Shares, Series 3 will be entitled to fixed preferential cumulative cash dividends at a rate per annum equal to the greater of (i) 6.5%; and (ii) a rate equal to 2.35% over the ten year US treasury bond yield at the commencement of each subsequent fixed rate period, payable quarterly in equal instalments on the last day of March, June, September and December of each year.

Payment Options:	Falconbridge will be entitled to satisfy payment of the quarterly dividend payments in:

(i) cash; and/or

(ii)

that number of freely tradeable Falconbridge Common Shares determined by dividing the declared dividend amount by 95% of the US dollar equivalent of the volume weighted average trading price of the Falconbridge Common Shares on the TSX for a period of 20 consecutive trading days ending on the fourth day prior to the date (if such date is a trading day) specified for payment of the dividend, provided that (A) the issuance or delivery of such Falconbridge Common Shares is not prohibited pursuant to any agreement or arrangement entered into by Falconbridge to assure Falconbridge solvency or continued operation, (B) the issuance or delivery of such Falconbridge Common Shares is not prohibited by law or by any regulatory or other authority having jurisdiction over

Falconbridge and acting in conformity with law; (C) Falconbridge is able to issue and deliver such Falconbridge Common Shares; and (D) such Falconbridge Common Shares are listed on each exchange on which the Falconbridge Common Shares are then listed for trading

Redemption:	Subject to applicable law and to the provisions described under “Restrictions on Dividends and Retirement and Issue of Shares”:

Junior Preference Shares, Series 1: The Junior Preference Shares, Series 1 (i) are redeemable, in cash, by Falconbridge at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2008 at $25.25 per share plus all accrued and unpaid dividends and thereafter at $25.00 per share plus all accrued and unpaid dividends, and (ii) must be redeemed by Falconbridge on the date that is five years from the date of issue of the Junior Preference Shares, Series 1 at $25.00 per share plus accrued and unpaid dividends thereon (the “Series 1 Final Redemption Date”).

Any redemptions of Junior Preference Shares, Series 1 prior to June 30, 2009 must be made on a pro rata basis with all other Junior Preference Shares then outstanding.

Junior Preference Shares, Series 2: The Junior Preference Shares, Series 2 (i) are redeemable, in cash, by Falconbridge at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2010 at $25.25 per share plus all accrued and unpaid dividends and thereafter until June 29, 2012 at $25.00 per share plus all accrued and unpaid dividends, and (ii) must be redeemed by Falconbridge on June 30, 2012 at $25.00 per share plus accrued and unpaid dividends thereon (the “Series 2 Final Redemption Date”).

Any redemptions of Junior Preference Shares, Series 2 prior to June 30, 2011 must be made on a pro rata basis with all other Junior Preference Shares then outstanding. From June 30, 2010 to June 29, 2012, no Junior Preference Shares, Series 2 may be redeemed until all the Junior Preference Shares, Series 1 have been redeemed. Following June 30, 2012, any redemption of the Junior Preference Shares, Series 2 must be made on a pro rata basis with any Junior Preference Shares, Series 1 then outstanding.

Junior Preference Shares, Series 3: The Junior Preference Shares, Series 3 (i) are redeemable, in cash, by Falconbridge at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2013 at $25.25 per share plus all accrued and unpaid dividends and thereafter until June 29, 2015 at $25.00 per share plus accrued and unpaid dividends, and (ii) must be redeemed by Falconbridge on June 30, 2015 at $25.00 per share plus accrued and unpaid dividends thereon (the “Series 3 Final Redemption Date”).

Any redemptions of Junior Preference Shares, Series 3 prior to June 30, 2012 must be made on a pro rata basis with all other Junior Preference Shares then outstanding. From June 30, 2012 to June 29, 2015, no Junior Preference Shares, Series 3 may be redeemed until all Junior Preference Shares, Series 2 have been redeemed. Following June 30, 2015, any redemption of the Junior Preference Shares, Series 3 must be made on a pro rata basis with any Junior Preference Shares, Series 1 and Junior Preference Shares, Series 2 outstanding.

Conversion into Falconbridge Common Shares by Falconbridge on the Final Redemption Date:	On the Series 1 Final Redemption Date, the Series 2 Final Redemption Date and the Series 3 Final Redemption Date, so long as:

(i)

a Change of Control Event (as defined below) has not occurred (unless the applicable take-over bid or control transaction has been withdrawn, is terminated or expires without any person other than Brascan Corporation, any affiliate of Brascan Corporation or any party acting jointly or in concert with Brascan Corporation or any of its affiliates (collectively, “Brascan”) beneficially owning 30% or more of the voting shares of Falconbridge);

	(ii)	an Extraordinary Dividend (as defined below) has not been paid; and

(iii)

(A) the issuance or delivery of such Falconbridge Common Shares is not prohibited pursuant to any agreement or arrangement entered into by Falconbridge to assure Falconbridge’s solvency or continued operation, is (B) the issuance or delivery of such Falconbridge Common Shares is not prohibited by law or by any regulatory or other authority having jurisdiction over Falconbridge and acting in conformity with law; (C) Falconbridge is able to issue and deliver such Falconbridge Common Shares; and (D) such Falconbridge Common Shares are listed on each exchange on which the Falconbridge Common Shares are then listed for trading;

the Junior Preference Shares are convertible, in whole or in part, at the option of Falconbridge, on at least 30 and not more than 60 days prior notice into that number of freely tradable Falconbridge Common Shares determined by dividing the aggregate of $25.00, plus an amount equal to accrued and unpaid dividends up to but excluding the final redemption date, by the greater of $2.00 (as adjusted) and 90% of the US dollar equivalent of weighted average trading price of the Falconbridge Common Shares on the TSX (or, if traded on the TSX in U.S. dollars, the volume weighted average trading price of the Falconbridge Common Shares on the TSX) for a period of 20 consecutive trading days ending on the fourth day prior to the date (if such date is a trading day) specified for conversion.

“Change of Control Event” means the occurrence of:

(i)            the first date of public announcement (which, for purposes of this definition, includes, without limitation, a report filed pursuant to section 101 of the Securities Act (Ontario)) by Falconbridge or a person who beneficially owns 30% or more of the outstanding voting shares of Falconbridge (other than Brascan and except in certain limited circumstances, an “Acquiring Person”) of facts indicating that an Acquiring Person has become such;

(ii)           the date of the commencement of, or first public announcement of the intent of any person (other than Brascan, Falconbridge or any subsidiary of Falconbridge) to commence a bid to acquire 30% or more of the voting shares of Falconbridge (other than by Brascan, Falconbridge, or any subsidiary of Falconbridge); or

(iii)          the date of the commencement of, or first public announcement of the intent of any person (other than Brascan) to commence, a transaction which would result in any person beneficially owning 30% or more of the voting shares of Falconbridge (other than by Brascan, Falconbridge or any subsidiary of Falconbridge).

Retraction Rights:

Upon the occurrence of a Change of Control Event (unless the applicable bid or control transaction has been withdrawn, is terminated or expires without any person beneficially owning 30% of more of the voting shares of Falconbridge), a holder of Junior Preference Shares has the right to require Falconbridge to redeem all of the holder’s then outstanding Junior Preference Shares at the same prices as set out under “Redemption”.

Purchase for Cancellation:

Subject to applicable law and to the provisions described under “Restrictions on Dividends and Retirement and Issue of Shares”, Falconbridge may at any time or times purchase for cancellation all or any part of the Junior Preference Shares in the open market, by private agreement or otherwise at the lowest price or prices at which, in the opinion of Falconbridge’s board of directors, such shares are obtainable.

Voting Rights and Election of Directors:

Except as otherwise provided by law or as specifically set out in the Falconbridge Junior Preference Share provisions, and except for meetings of the Junior Preference Shares as a class and meetings of the Junior Preference Shares as series, the holders of Junior Preference Shares will not be entitled as such to receive notice of, or to attend, or to vote at, any meeting of shareholders of Falconbridge.

The Junior Preference Shares will be entitled, voting collectively, to elect two directors to the board of directors at each meeting of shareholders of Falconbridge at which directors are to be elected.

Forthwith upon the occurrence of a Board Event (as defined below), and for so long as it is continuing, the holders of the Junior Preference Shares will be entitled, voting collectively, to elect three additional directors (for a total of five).

“Board Event” means any one of the following events:

(i)

if four quarterly dividends on the Junior Preference Shares are in arrears, whether or not such dividends have been declared and whether or not there are any monies of Falconbridge properly applicable to the payment of dividends; or

	(iii)	if the Adjusted Net Worth for any fiscal quarter is less than $2,500,000,000.

“Adjusted Net Worth” means, as at the end of any fiscal quarter, the aggregate value of:

	(i)	the outstanding share capital for all shares ranking junior to Falconbridge the Junior Preference Shares;

	(ii)	without duplication, any surplus, whether contributed or capital;

	(iii)	retained earnings; and

	(iv)	consolidated non-controlling interest,

all as set forth in Falconbridge’s consolidated balance sheet for such fiscal quarter filed in accordance with applicable securities laws.

Shareholder Approvals:

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the any of the Junior Preference Shares as a series and any other approval to be given by the holders of any of the Junior Preference Shares as a series may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Junior Preference Shares of that series are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Junior Preference Shares of that series then present would form the necessary quorum. At any meeting of holders of Junior Preference Shares, Series 1, Junior Preference Shares, Series 2 or Junior Preference Shares, Series 3, as a series, each such holder will be entitled to one vote in respect of each Falconbridge Junior Preference Share of that series held.

Covenants:

As long as the Junior Preference Shares having an aggregate issue price of at least $300 million remain outstanding, Falconbridge will not at any time, without the approval of the holders of the Junior Preference Shares, pay or set apart for payment any Extraordinary Dividend.

“Extraordinary Dividend” means:

(i)

any dividend, other than a stock dividend paid wholly in Falconbridge Common Shares, declared or paid on the Falconbridge Common Shares that is, when taken together with the amount or value of all other dividends declared or paid in the 12 month period preceding the date of declaration of the dividend (the ”measurement period”) more than 125% of the aggregate amount or value of the dividends declared or paid on the Falconbridge Common Shares, other than stock dividends paid wholly in Falconbridge Common Shares, during the 12 month period ended on the day prior to the measurement period (or, where there were no dividends paid in the 12 month period ended on the day prior to the measurement period, the period of 12 months ending on the date on which Falconbridge last paid a dividend, other than a stock dividend paid wholly in Falconbridge Common Shares, on the Falconbridge Common Shares); or

(ii)

any dividend, other than a stock dividend paid wholly in Falconbridge Common Shares, declared or paid on the Falconbridge Common Shares that results in the Falconbridge Annual Dividend Rate exceeding a 10% compound annual growth rate, measured from and following May 4, 2005. For this purpose, the “Falconbridge Annual Dividend Rate” is initially the aggregate amount or value of all dividends declared or paid on the Falconbridge Common Shares, other than stock dividends paid wholly in Falconbridge Common Shares, in the 12 month period immediately preceding May 4, 2005 and thereafter is the aggregate amount or value of all dividends declared or paid in any 12 month period immediately preceding the date of declaration of any other dividend on the Falconbridge Common Shares, together with the dividend then being declared; or

(iii)

any other “special” dividend on, or distribution with respect to, the Falconbridge Common Shares which is, by its terms or declared intent, declared and paid outside the normal operations or normal dividend procedures of Falconbridge.

From and after June 30, 2010, Falconbridge will apply the full net proceeds from (i) the issuance of Falconbridge Common Shares, Preferred Shares, Junior Preference Shares or any securities that, under Canadian generally accepted accounting principles, would be treated as equity on the balance sheet of Falconbridge (collectively, “Equity Securities”) for cash (other than in certain limited circumstances) or (ii) the sale of any capital assets outside of the ordinary course of business with a sale price exceeding Cdn$250 million, to the redemption of the Junior Preference Shares, Series 1, Junior Preference Shares, Series 2 and Junior Preference Shares, Series 3.

Restrictions on Dividends and Retirement and Issue of Shares:	As long as any Junior Preference Shares are outstanding, Falconbridge may not at any time, without the approval of the holders of the Junior Preference Shares:

(i)

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Falconbridge ranking junior to the Junior Preference Shares, Series 1) on shares of Falconbridge ranking junior to the Junior Preference Shares, Series 1, Junior Preference Shares, Series 2 or Junior Preference Shares, Series 3;

(ii)

except out of the net cash proceeds of a substantially concurrent issue of shares of Falconbridge ranking junior to the Junior Preference Shares, Series 1, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Falconbridge ranking as to capital junior to the Junior Preference Shares, Series 1, Junior Preference Shares, Series 2 or Junior Preference Shares, Series 3;

	(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Junior Preference Shares, Series 1, Junior Preference

Shares, Series 2 or Junior Preference Shares, Series 3 then outstanding;

(iv)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Preferred Shares, ranking on a parity with the Junior Preference Shares, Series 1, Junior Preference Shares, Series 2 or Junior Preference Shares, Series 3; or

(v)

issue any additional Junior Preference Shares, Series 1, Junior Preference Shares, Series 2 or Junior Preference Shares, Series 3 or any shares ranking senior to or on a parity with the Junior Preference Shares, Series 1, Junior Preference Shares, Series 2 or Junior Preference Shares, Series 3

unless, in each such case, all accrued dividends up to and including those payable on the dividend payment date for the last completed period for which dividends are payable on the Junior Preference Shares, Series 1, Junior Preference Shares, Series 2 or Junior Preference Shares, Series 3 in respect of which the rights of holders have not been extinguished, and all dividends then accrued on all other shares ranking senior to or on a parity with the Junior Preference Shares, Series 1, Junior Preference Shares, Series 2 or Junior Preference Shares, Series 3 with respect to the payment of dividends up to the immediately preceding respective date or dates for payment in respect of which the rights of holders of those shares have not been extinguished, have been declared, paid or set apart for payment.

Additional Series:

As long as any of the Junior Preference Shares are outstanding, Falconbridge may not issue any additional Preferred Shares, other than Preferred Shares, Series F issuable upon the conversion of Preferred Shares, Series G, Preferred Shares, Series G issuable upon the conversion of Preferred Shares, Series F, Preferred Shares, Series 2 issuable upon the conversion of Preferred Shares, Series 3 and Preferred Shares, Series 3 issuable upon the conversion of Preferred Shares, Series 2 without the approval of the holders of the Junior Preference Shares, expressed by resolution of the holders of all such shares voting together, given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Junior Preference Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Junior Preference Shares then present would form the necessary quorum.

Tax on Dividends:	Corporate holders of Junior Preference Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

Falconbridge Participating Shares

The Falconbridge board of directors may, by resolution, fix from time to time before the issue thereof, the number of Falconbridge Participating Shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Falconbridge Participating Shares. Each Falconbridge Participating Share entitles the holder to participate rateably with the holders of Common Shares in any distribution of the assets of Falconbridge upon liquidation, dissolution or winding-up, subject to the prior rights of Preferred Shares. Each series of Falconbridge Participating Shares ranks on a parity with shares of every other series with respect to priority, in the distribution of assets upon liquidation, dissolution or winding-up.

6.             MARKET FOR SECURITIES

Our common shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) (trading symbol “FAL.LV”) and on The New York Stock Exchange (trading symbol “FAL”). Our Preferred Shares, Series F (FAL.PR.F), Series G (FAL.PR.G), Series H (FAL.PR.H), Series 2 (FAL.PR.A), and Series 3 (FAL.PR.B) as well as our Junior Preference Shares, Series 1 (FAL.PR.X), Series 2 (FAL.PR.Y) and Series 3 (FAL.PR.Z) are also listed and posted for trading on the TSX.

6.1          Trading Price and Volume

The following table sets forth the price range per share and trading volume on the TSX for the Common Shares, for the fiscal year ended December 31, 2005.

	Common Shares
2005	Volume	High	Low
	(millions)	(Cdn$)
January	12.1686	20.98	19.67
February	23.0341	23.47	20.81
March	90.7838	25.44	21.75
April	51.4908	24.99	22.80
May	40.029	23.51	19.60
June	27.8754	23.05	20.60
July	26.8051	25.35	20.77
August	49.1781	29.80	25.15
September	27.5589	32.31	27.22
October	76.3148	35.85	29.25
November	56.3043	36.00	32.53
December	21.2132	36.06	33.56

The following table sets forth the price range per share and trading volume on the TSX for the Preferred Shares Series F, the Preferred Shares Series G, and the Preferred Shares Series H for the fiscal year ended December 31, 2005.

	Preferred Shares Series F			Preferred Shares Series G			Preferred Shares Series H
2005	Volume	High	Low	Volume	High	Low	Volume	High	Low
		(Cdn$)			(Cdn$)			(Cdn$)
January	45,480	25.50	25.00	618,669	26.35	25.80	40,054	27.70	26.73
February	19,755	25.30	24.60	84,700	26.40	25.70	36,635	27.40	26.75
March	18,265	25.39	24.75	808,590	26.95	25.50	67,865	27.29	26.60
April	20,620	25.50	24.90	2,595,016	26.33	25.40	75,700	27.00	26.60
May	211,000	25.15	24.90	342,665	26.75	25.52	301,585	27.40	26.65
June	57,106	25.20	24.90	220,586	26.50	25.50	246,067	27.50	26.60
July	48,075	25.15	24.90	73,281	26.09	25.27	25,397	26.94	26.60
August	194,239	25.25	24.91	57,831	26.10	25.40	17,626	27.25	26.66
September	227,710	25.25	24.91	45,980	26.75	25.75	29,137	27.10	26.61
October	85,250	25.23	25.00	59,127	26.00	24.67	76,527	26.95	26.66
November	31,495	26.00	25.00	81,601	25.59	25.00	83,456	27.10	26.70
December	131,425	25.30	24.90	61,648	25.98	25.15	66,300	28.50	26.60

The following table sets forth the price range per share and trading volume on the TSX for the Preferred Shares, Series 2 and Series 3 for the fiscal year ended December 31, 2005.

	Preferred Shares Series 2			Preferred Shares Series 3
2005	Volume	High	Low	Volume	High	Low
		(Cdn$)			(Cdn$)
January	14,308	26.00	24.80	296,842	26.85	25.40
February	32,186	25.25	24.75	278,738	29.00	26.50
March	31,170	26.25	24.81	19,126	28.00	27.10
April	83,389	25.75	24.50	472,457	27.95	26.00
May	11,525	26.25	24.93	239,958	26.95	26.00
June	48,762	25.20	24.55	23,517	26.80	25.53
July	14,553	25.05	24.82	311,178	25.75	25.00
August	17,251	25.50	24.60	204,056	25.75	24.95
September	37,260	25.20	24.61	214,417	25.55	25.03
October	78,691	25.14	24.70	117,570	25.48	25.20
November	105,019	25.50	24.60	218,968	25.84	25.15
December	138,770	25.85	24.95	29,227	25.75	25.20

The following table sets forth the price range per share and trading volume on the TSX for the Junior Preference Shares Series 1, Series 2, and Series 3 for the fiscal year ended December 31, 2005.

	Junior Preference Shares Series 1			Junior Preference Shares Series 2			Junior Preference Shares Series 3
2005	Volume	High	Low	Volume	High	Low	Volume	High	Low
		(US$)			(US$)			(US$)
January
February
March
April
May	1,733,074	26.00	25.10	1,751,453	26.35	24.60	914,147	26.40	24.75
June	81,217	25.80	25.35	51,808	25.85	25.25	31,955	25.96	25.25
July	50,374	25.45	25.26	8,474	25.45	24.90	16,503	25.45	25.31
August	256,819	25.55	25.35	53,751	25.60	25.30	29,722	25.75	25.40
September	698,244	25.70	25.31	300,098	25.75	25.31	113,041	25.75	25.30
October	119,676	25.50	25.25	158,095	25.50	25.25	66,223	25.40	25.25
November	14,954	25.75	25.31	8,328	25.50	25.30	21,563	25.75	25.00
December	3,253	25.58	25.25	5,219	25.50	25.20	5,269	25.75	25.25

6.2          Prior Sales

Our Preferred Shares, Series 1 are not listed or quoted on a marketplace. During the most recently completed financial year, no Preferred Shares, Series 1 have been sold.

6.3          Ownership of Common Shares

As of December 31, 2005, we estimate that approximately 63.6% of our common shares are held by shareholders of record resident in Canada, 16.5% by shareholders of record resident in the United States and 19.9% by shareholders of record resident in other countries.

7.             CREDIT RATINGS

The Company currently has the following ratings on its publicly traded debt and preferred share securities:

Approved Rating Organization	Long Term Debt	Short Term Debt	Preferred Shares
Dominion Bond Rating Service	BBB (high)	R-1(low)	Pfd-3 (high)
Moody’s Investor Service	Baa3
Standard & Poor’s	BBB-	A-3	P-3

Standard & Poor’s (“S&P”) long-term ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

On March 9, 2005 following the announcement of Noranda’s plans to acquire the remainder of Former Falconbridge and to issues $1.25 billion of Junior Preference Shares, S&P placed us on Credit Watch (negative). On May 25, 2005, following the successful completion of the announced transaction, S&P affirmed the Company’s BBB- credit rating and removed us from their Credit Watch (negative) list. On October 11, 2005, S&P once again placed the Company’s ratings on CreditWatch (negative) following the announcement by Inco Limited that it had made a friendly offer to acquire 100% of the outstanding common shares of the Company.

Moody’s Investors Service (“Moody’s”) long-term ratings are on a rating scale from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody’s rating system, debt securities rated Baa are considered as medium grade obligations. Moody’s applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

On May 26, 2005, following the successful takeover bid of Former Falconbridge, Moody’s affirmed the Company’s debt ratings. Moody’s also affirmed our long-term debt ratings at Baa3 on October 11, 2005, following Inco Limited’s announced offer to acquire 100% of the outstanding common shares of the Company.

Dominion Bond Rating Service’s (“DBRS”) long-term ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category.

On June 30, 2005, following the formal amalgamation of Noranda Inc. and Former Falconbridge, DBRS upgraded the Company’s Senior Debt rating from BBB (low) to BBB (high), and the Company’s Short-term Debt rating from R2 (high) to R1 (low). On October 11, 2005, DBRS placed the ratings of the Company “Under Review with Developing Implications,” following Inco Limited’s announced offer to acquire 100% of the outstanding common shares of the Company.

The credit ratings assigned by the rating organizations are not recommendations to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

8.             DIRECTORS AND EXECUTIVE OFFICERS

8.1          Directors

The names, committee memberships (as at the date hereof), province or state of residence, principal occupations within the five preceding years and periods of service of our directors as directors of Falconbridge are as follows:

Name (Committee Memberships) and Municipality of Residence	Principal Occupation	Director since

Alex G. Balogh(3),(6) Ontario, Canada	Corporate Director; a non-executive Deputy Chairman, Noranda from July 1997 to April 2003; executive Deputy Chairman, Noranda prior thereto.	1994

André Bérard, O.C.(1), (4),(6) Québec, Canada	Corporate Director; retired Chairman of the Board, National Bank of Canada (banking); Chief Executive Officer, National Bank of Canada prior to March 2002.	1990

A.L. (Al) Flood, C.M.(2), (4), (5),(6) Ontario, Canada	Independent Board Leader since March 1, 2005; retired Chairman, and Chief Executive Officer, Canadian Imperial Bank of Commerce (banking).	1999

Norman R. Gish(2),(6) Calgary, Alberta	President, Gish Consulting Inc. (pipeline, energy and international marketing advisory services) since April 2001; Chairman and Chief Executive Officer, Alliance Pipeline Ltd. (natural gas transmission) from January 2001 to March 2001; Chairman, President and Chief Executive Officer from October 1999 to December 2000; Chairman prior thereto.	2001

V. Maureen Kempston Darkes, O.C., O.O.(2),(6) Florida, United States	GM Group Vice-President and President, Latin America, Africa and Middle East, General Motors Corporation (international motor vehicle manufacturer) since January 2002; President and General Manager, General Motors of Canada Limited prior thereto.	1998

David W. Kerr, C.A. Ontario, Canada	Chairman, Falconbridge; Chairman of the Board and Chief Executive Officer, Noranda prior to 2001; President and Chief Executive Officer prior thereto.	1987

G. Edmund King(2),(6) Ontario, Canada	Chairman, M30 Communications Inc.(produces Internet content)	1994

Neville W. Kirchmann, C.A. (SA)(1),(4), (6) Ontario, Canada	President, Kirchmann Holdings Ltd.(holding company)	1997

James W. McCutcheon, Q.C.(1), (3),(6) Ontario, Canada	Counsel and Corporate Director; Counsel to McCarthy Tétrault LLP (law firm) prior thereto.	1993

Name (Committee Memberships) and Municipality of Residence	Principal Occupation	Director since

Mary A. Mogford, ICD.D(1),(3),(6) Ontario, Canada	Corporate Director.	1995

Derek Pannell, ing, BSc, ARSM Ontario, Canada	Chief Executive Officer, Falconbridge; President and Chief Operating Officer, Noranda and Chief Executive Officer, Falconbridge prior to April 2002; Vice-President of Compañia Minera Antamina in Peru prior to September 2001.	2002

David H. Race(2),(3),(6) Ontario, Canada	Corporate Director.	1994

James D. Wallace, F.C.A. Ontario, Canada	President, Pioneer Construction Inc.(road construction)	2001

The term of office of each director will expire at the next annual meeting of our common shareholders.

Notes:

(1)           Member of the Audit Committee

(2)           Member of the Governance Committee

(3)           Member of the Environment, Health & Safety Committee

(4)           Member of the Human Resources Committee

(5)           Designated by the Board of Directors as its Independent Board Leader

(6)           Member of Independent Directors Committee

8.2          Executive Officers

The names, province or state of residence and positions of our executive officers are set out below. For those of our executive officers who have not held management or senior positions with us or associated companies for the past five years, the principal occupations of such persons during the past five years are also set out below.

Name and Municipality of Residence	Position

David W. Kerr Ontario, Canada	Chairman of the Board.

Derek G. Pannell Ontario, Canada	Chief Executive Officer.

Name and Municipality of Residence	Position

Aaron W. Regent Ontario, Canada	President.

Steven J. Douglas Ontario, Canada	Executive Vice-President and Chief Financial Officer; Chief Financial Officer Brookfield Properties Corporation from January 1997 to November 2003.

Peter G.J. Kukielski Ontario, Canada

Chief Operating Officer; Executive Vice-President, Projects and Aluminum from September 2001 to February 2005; Engineering and Commissioning Manager, Antamina Project at Billiton PLC from October 1997 to August 2001.

William H. Brooks Tennessee, United States	President, Noranda Aluminum since August 1998; prior thereto President Norandal, USA Inc.; President, Primary Operations.

Claude Ferron Quebec, Canada

President, CC&R since August 2004; Vice President & General Manager, Horne & CC&R Divisions from June 2002 to September 2004; General Manager of Falconbridge’s Kidd Metallurgical Division prior thereto.

Joseph Laezza Ontario, Canada	President, Nickel.

Fernando E. Porcile Santiago, Chile

President, Copper effective September 2002; Senior Vice-President, Copper from April 2002 to September 2002 Vice-President, Project Development of BHP Billiton Base metals from August 2001 to March 2002; President of Compañia Minera Cerro Colorado Limitada prior thereto;

Robert H. Sippel Ontario, Canada	President, Zinc since August 2003; President, Magnesium 2002 to 2003; Senor Vice-President, Magnesium 2001 to 2002; Senior Vice-President, Recycling 1997 to 2001.

Michael J. Agnew Ontario, Canada

Senior Vice-President, Technology since September 2003; Vice-President and General Manager, Magnola Metallurgy Inc. 2002 to 2003; Vice-President and Start-Up Manager, Magnola Metallurgy Inc. 2001 to 2002; General Manager, Canadian Electrolytic Zinc Ltd. 1998 to 2001; Canadian Electrolytic Zinc Ltd. 1975 to 2001.

Brian E. Barr Ontario, Canada

Senior Vice-President, Special Projects; formerly Executive Chairman of American Racing Equipment; Managing Director Rudolf Wolff & Co., Noranda’s metal trading company in London, England; Prior to 2000, Managing Director of Gentra Limited and senior officer of Royal Trust, both based in England.

Denis Couture Ontario, Canada	Senior Vice-President, Investor Relations, Public Affairs and Communications.

Name and Municipality of Residence	Position

André Joron Ontario, Canada	Senior Vice-President, Human Resources; Vice-President, Human Resources, Hudson’s Bay Company (Retail Chain) prior thereto.

Ian W. Pearce Ontario, Canada	Senior Vice-President, Projects and Engineering since August 2003; Formerly Executive Project Director, Fluor Corporation prior thereto.

Katherine A. Rethy Ontario, Canada

Senior Vice-President, Information Services, Procurement, Logistics, Enterprise Risk Management and Facilities since April 2002; Senior Vice President, Shared Business Services from October 1999 to April 2002.

Martin G.R. Schady Ontario, Canada	Senior Vice-President, Business Development.

Paul W.A. Severin Ontario, Canada	Senior Vice-President, Exploration effective April 2002; Vice-President, Exploration from February 1995 to April 2002.

Jeffery A. Snow Ontario, Canada

Senior Vice-President and General Counsel since April 2002; Senior Vice-President, Corporate Affairs at Falconbridge from October 2001 to April 2002; Vice-President, Legal at Falconbridge from April 1998 to October 2001.

Robert G. Telewiak Ontario, Canada	Senior Vice-President, Environment, Health & Safety since April 2002; Vice-President, Environment at Falconbridge from March 1998 to April 2002.

Michael R. Boone Ontario, Canada	Vice-President, Finance and Controller since December 2004 and Chief Financial Officer for Canadian Electrolytic Zinc, Noranda Income Fund’s Administrator.

John M. Doyle Ontario, Canada	Vice-President, Taxation since July 2002; Director, Taxation for Falconbridge from 1989 to July 2002.

Michael R. Frilegh Ontario, Canada	Vice-President, Treasurer.

Edward H. Laks Ontario, Canada	Vice President, Performance/Six Sigma since July 2001; General Manager Operations, Canadian National Railway prior thereto.

As of December 31, 2005, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 396,239 common shares, representing less than 1% of the Company’s outstanding common shares, and less than 1% of each class of voting securities of any of the Company’s subsidiaries. The information as to securities beneficially owned or over which control or direction is exercised, not being within our knowledge, has been furnished by our directors and executive officers individually.

8.3          Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, after reasonable enquiry, no director or executive officer of the Company is or has been, in the last 10 years, a director or executive officer of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, was the subject of a cease trader order, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, except for Mr. G. Edmund King who was, but is no longer, a member of the board of directors of Afton Food Group Inc., which filed for creditor protection under the Companies’ Creditors Arrangement Act (Canada) in 2004.

9.             AUDIT COMMITTEE

Audit Committee Mandate

The text of the Audit Committee terms of reference (acting as its mandate) adopted by the Company’s Board of Directors is attached hereto as Schedule “A”.

Composition of the Audit Committee

Prior to the amalgamation of Noranda and Former Falconbridge, the Audit Committee of Noranda consisted of André Bérard (Chair), James W. McCutcheon and Norman R. Gish. The Audit Committee of Falconbridge presently comprises André Bérard (Chair), James W. McCutcheon, Mary A. Mogford and Neville W. Kirchmann.

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws and stock exchange rules. In addition, the Board has determined that at least one member, Mr. Bérard, the Chair of the Audit Committee, is an “audit committee financial expert” for the purposes of audit committee rules adopted by the United States Securities and Exchange Commission. The Board has made these determinations based on the education as well as the breadth and depth of experience of each member of the Committee. The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as an Audit Committee member:

1)    André Bérard

Mr. Bérard was appointed to the Company’s Board in 1990. Mr. Bérard has spent over four decades with the National Bank of Canada including as its former Chief Executive Officer and Chairman of the Board, and he now serves as a Director. Mr. Bérard is also a member of the Advisory Committee to the Prime Minister on the Business/Government Executive Exchange Program and of the Policy Committee of the Business Council on National Issues.

2)    James W. McCutcheon

Mr. McCutcheon was appointed to the Company’s Board in 1993. He received his LLB from Osgoode Hall Law School in 1960 and was legal counsel in the Corporate Finance and Mergers and Acquisition Group at McCarthy Tétrault LLP. As a lawyer who has acted throughout his career for both public and private corporations, Mr. McCutcheon participated in complex business transactions requiring an in-depth knowledge of financial statements.

3)    Mary A. Mogford

Ms. Mogford was appointed to the Company’s Board in 1995. In her role as former Ontario Deputy Minister of Finance (Treasury and Economics), Ms. Mogford assisted the Minister of Finance in managing the fiscal, financial and related regulatory affairs of the Province of Ontario. Ms. Mogford has also served on the boards of directors of other TSX and NYSE-listed public companies since 1990, and has been a member of five audit committees during this time period.

4)    Neville W. Kirchmann

Mr. Kirchmann was appointed to the Company’s Board in 1997. Mr. Kirchmann acquired significant experience and exposure to complex accounting and financial reporting issues in the course of his 30 years with The Coca-Cola Company, during which time he served as President and CEO of Coca-Cola, Canada and South Africa. Mr. Kirchmann is a Chartered Accountant (South Africa).

Pre-Approval Policies and Procedures

The Audit Committee has instituted a policy to pre-approve audit and non-audit services. The Chair of the Audit Committee is given limited delegated authority from time to time by the Committee to pre-approve permitted non-audit services. The Audit Committee also considers on a continuing basis whether the provision of non-audit services is compatible with maintaining the independence of the external auditors.

External Auditor Service Fees

Aggregate fees billed to the Company and its reporting issuer subsidiaries for the fiscal years ended December 31, 2005 and 2004 by Ernst & Young are set forth in the following table:

	Falconbridge (Cdn$) 2005/2004	Reporting Issuer Subsidiaries (Cdn$) 2005/2004	Total (Cdn$) 2005/2004

Audit fees	3,644,869/2,031,663	27,500/14,939	3,672,369/2,046,602
Audit-related fees	1,411,313/392,914	—/20,393	1,411,313/413,307
Tax fees	1,233,735/2,485,579	—/97,525	1,233,735/2,583,104
All other fees	125,000/—	—/—	125,000/—

Total	6,414,917/4,910,156	27,500/132,857	6,442,417/5,043,013

Fees for audit services include fees associated with the annual audit and fees associated with regulatory filings. Audit-related fees are for services provided by Ernst & Young that are reasonably related to its role as auditor, and consist principally of audits of employee benefit funds and advice on accounting standards and other specific transactions. Tax fees include tax compliance, tax advice and tax planning, including expatriate tax services. All other fees would principally include all other support and advisory services.

It is the Company’s policy not to engage its auditors to provide services in connection with financial information systems design and implementation.

10.          INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Brascan, which was a majority shareholder of the Company prior to the amalgamation of Noranda and Former Falconbridge, sold its ownership in the Company in August, 2005. The transactions of the Company with Brascan and its subsidiaries prior to the sale of its ownership are as follows:

Noranda Aluminum Inc. (“Aluminum”), a wholly-owned subsidiary of Noranda, entered into a power supply agreement with Brascan Energy Marketing Inc. (“BEMI”), a wholly-owned subsidiary of Brascan, on June 1, 2003. Under the arrangement, BEMI is obliged to provide Aluminum’s New Madrid primary aluminum smelter with up to 490 MWh of electricity annually for a two-year period commencing June 1, 2003 at rates with a variable component based on market prices. Aluminum has purchased $52 million (2004 - $127) under this contract. Upon completion of the contract on June 1, 2005, the contract was not renewed.

The Company has sold certain trade receivables to a securitization trust which is owned by Brascan for a total of $4 (2004-$315) in cash, under an agreement that came into effect in November 2003. The arrangement was terminated in October, 2005.

Brascan Financial Corporation, a subsidiary of Brascan, provided the Company with a committed credit facility in the principal amount of Cdn$25 million with an expiry date of January 31, 2006. The facility was cancelled after it sold its ownership in the Company in August, 2005.

11.          TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar of all of the Company’s outstanding shares is CIBC Mellon Trust Company, P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario, M5C 2W9.

12.          EXPERTS

12.1        Names of Experts

Ernst & Young LLP (“Ernst & Young”) have prepared the auditor report on the audited consolidated financial statements of the Company as at December 31, 2005 and 2004 and for the years then ended.

Deloitte & Touche LLP (“Deloitte & Touche”) have prepared their auditor report on the consolidated statements of financial position of Former Falconbride as at December 31, 2004 and 2003; and the consolidated statements of earnings, shareholders’ equity and cash flows for the years then ended.

McCarthy Tétrault LLP (“McCarthy Tétrault”) have prepared a tax opinion in connection with the joint management information circular of Noranda and Former Falconbridge dated June 2, 2005.

Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) have prepared a tax opinion in connection with the joint management information circular of Noranda and Former Falconbridge dated June 2, 2005.

TD Securities Inc. (“TD Securities”), the independent valuator retained by the Special Committee of Former Falconbridge in connection with its consideration of the offer by Noranda to acquire all of the outstanding common shares of Former Falconbridge not owned by Noranda or any of its affiliates, prepared a Valuation and Fairness Opinion.

12.2        Interests of Experts

As of December 31, 2005, neither Deloitte & Touche, McCarthy Tétrault nor Fried Frank beneficially owned, directly or indirectly, or exercised control or direction over more than 1% of the Company’s outstanding common shares or more than 1% of each class of voting securities of any of the Company’s subsidiaries. The information as to securities beneficially owned or over which control or direction is exercised, not being within our knowledge, has been furnished by such experts.

Ernst & Young is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

TD Securities acts as a trader and a dealer, both as principal and agent, in major financial markets and, as such, may have and may in future have positions in the securities of the Company and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters with respect to the Company.

13.          MATERIAL CONTRACTS

The only material contracts entered into by Falconbridge within the last year other than in the ordinary course of business are as follows:

•      Amalgamation Agreement dated June 30, 2005 - On June 30, 2005, Noranda completed the second step of the acquisition by proceeding with its intent to acquire the remaining 9.2% of the Former Falconbridge common shares and assumed 100% of the preferred shares and stock options obligations of the Former Falconbridge. The second step of the acquisition was completed by way of an amalgamation of Noranda and the Former Falconbridge and the newly amalgamated company is continued under the name Falconbridge Limited.

•      Support Agreement dated October 10, 2005, as amended on January 12, 2006 , February 20, 2006 and March 21, 2006 – On October 10, 2005, Falconbridge and Inco Limited entered into a support agreement pursuant to which Inco agreed that, subject to the terms and conditions of the Support Agreement, it would make an offer (the “Offer”) to acquire all of the outstanding common shares of Falconbridge, pursuant to which each holder of Falconbridge common shares may elect to receive either Cdn$34.00 in cash per Falconbridge common share held or 0.6713 of a common share of Inco plus Cdn$0.05 in cash for each Falconbridge common share held, subject, in each case, to proration based upon the maximum amount of cash available, and the maximum number of Inco common shares available under the Offer.

14.          ADDITIONAL INFORMATION

The Company will provide to any person without charge, upon request to the Corporate Secretary of the Company at its registered office, BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3, one copy of:

(i)            this Annual Information Form;

(ii)           the Company’s most recent Management Information Circular; and

(iii)          any unaudited interim reports to shareholders issued subsequent to such Consolidated Financial Statements.

Additional information, including directors’ and officers’ compensation, personal loans to directors and officers, principal holders of Falconbridge’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in our management information circular for our most recent annual meeting of shareholders that involved the election of directors.

Current financial information on the Company is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the most recently completed financial year.

These documents, as well as the Company’s annual and quarterly reports and news releases, are also available on Falconbridge’s website at www.falconbridge.com.

Additional information relating to Falconbridge is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

SCHEDULE “A”

FALCONBRIDGE LIMITED

AUDIT COMMITTEE – TERMS OF REFERENCE

The purpose of the Audit Committee shall be to assist the Board in its oversight of the integrity of the financial statements of the Company, of the Company’s compliance with legal and regulatory requirements, of the independence and qualification of the independent auditor, and of the performance of the Company’s internal audit function and its independent auditors.

CHAIR

The Board appoints or re-appoints the Chair of the Committee annually when it completes the appointments for all Board committee members following the Annual General Meeting of shareholders. In selecting the Chair, the Board takes into consideration those directors who bring background skills and experience relevant to financial statement review and analysis. The Chair shall also be “financially literate” and considered an “audit committee financial expert”, as such terms are defined under applicable Canadian and U.S. regulatory requirements.

The Chair shall provide leadership to Committee members in fulfilling the mandate set out in these terms of reference. He or she shall work with the Chief Executive Officer and the Chairman of the Board, liaising with the Secretary, in planning Committee meetings and agendas. The Chair of the Committee reports to the Board on behalf of the Committee on the matters and issues covered or determined at each Committee meeting.

RESPONSIBILITIES

In assisting the Board in fulfilling its responsibilities relating to the Company’s corporate accounting and reporting practices the Audit Committee shall:

1.             review and discuss with management and the independent auditor, the annual audited financial statements, the quarterly financial statements, Management’s Discussion and Analysis accompanying such financial statements and any other matter required to be reviewed under applicable legal, regulatory or stock exchange requirements, and report thereon to the Board;

2.             review the results of the external audits and any changes in accounting practices or policies and the financial statement impact thereof;

3.             review the Annual Information Form of the Company and to report thereon to the Board;

4.             review the terms of engagement and audit plans of the external auditors and determine through discussion with the auditors that no restrictions were placed by management on the scope of their examination or on its implementation;

5.             assess management’s programs and policies regarding the adequacy and effectiveness of internal controls over the accounting and financial reporting system within the Company;

6.             evaluate and recommend to the Board a firm of independent auditors for appointment by the shareholders and report to the Board on the fees and expenses of such auditors. The Committee shall have the authority and responsibility to, if necessary, replace the independent auditor. The Committee shall have the authority to approve all audit engagement fees and terms and the Committee, or a member of the Committee, must review and pre-approve any non-audit service provided to the Company by the Company’s independent auditor and consider the impact on the independence of the auditor;

7.             enquire into and report regularly to the Board, with associated recommendations, on any matter referred to the Committee;

8.             discuss with management and the independent auditor, as appropriate, earnings press releases and any financial information provided to analysts and rating agencies;

9.             discuss with management and the independent auditor, as appropriate, any audit problems or difficulties and management’s response, and the Company’s risk assessment and risk management policies, including the Company’s major financial risk exposure and steps taken by management to monitor and mitigate such exposure;

10.           obtain and review at least annually a formal written report from the independent auditor delineating:  the auditing firm’s procedures for reviewing internal controls; any material issues raised within the preceding five years by the auditing firm’s internal quality-control reviews, by peer reviews of the firm, or by any governmental or other inquiry or investigation relating to any audit conducted by the firm. The Committee will also review steps taken by the auditing firm to address any findings in any of the foregoing reviews. Also, in order to assess auditor independence, the Committee will review at least annually all relationships between the independent auditor and the Company;

11.           prepare and publish an annual committee report in the Company’s proxy circular;

12.           conduct an annual self-evaluation in respect of the effectiveness of the Committee;

13.           set clear hiring policies for employees or former employees of the independent auditors; and

14.           establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

At each meeting, the Committee shall hold an in camera session without members of management present.

The Committee shall have authority to retain such outside counsel, experts and other advisors as the Committee may deem appropriate in its sole discretion. The Committee shall have sole authority to approve related fees and retention terms.

The Committee shall meet separately at least quarterly with each of management and the Company’s independent auditors.

The Committee shall review at least annually the adequacy of this charter and recommend any proposed changes to the Board for approval.

Committee Composition:

Three or more members, none of whom shall be considered an affiliated person under the Sarbanes-Oxley Act of 2002, and all of whom shall be independent directors pursuant to Multilateral Instrument 52-110 Audit Committees and under the standards of applicable stock exchange rules including the New York Stock Exchange’s rules for members of the audit committee; provided that, none of the Committee members shall be related to the principal shareholder of the Company. All members shall have sufficient financial experience, financial literacy and ability to enable them to discharge their responsibilities and at least one member shall be an “audit committee financial expert” (under applicable U.S. regulatory requirements).

The Company’s Governance Committee shall, on an annual basis and in consultation with the Chair of the Committee, review the Committee membership for any appropriate changes or changes to its structure, as well as the required qualifications for any new members.

Quorum:	Majority of members.